Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

(1) PROPOSED SHARE ISSUANCE AND CONNECTED TRANSACTIONS IN RESPECT OF THE PROPOSED SHARE ISSUANCE;

(2) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION IN RELATION TO THE PROPOSED SHARE ISSUANCE;

AND

(3) NOTICES OF THE EGM AND THE CLASS MEETINGS

Independent financial adviser to the

Independent Board Committee and Independent Shareholders

A letter from the Board is set out on pages 5 to 30 of this circular. A letter from the Independent Board Committee is set out on pages 31 to 32 of this circular. A letter from the independent financial adviser to the Independent Board Committee and Independent Shareholders, is set out on pages 33 to 65 of this circular. Notices of the EGM and the Class Meetings to be held at No. 3301 Conference Room, 33/F, China Southern Air Building, No. 68 Qixin Road, Baiyun District, Guangzhou, Guangdong Province, the PRC on Thursday, 3 August 2023 are set out on pages EGM-1 to EGM-16 of this circular. Whether or not you intend to be present at the said meetings(s) or any adjournment thereof, you are requested to complete the accompanying forms of proxy in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong (in case of holders of H shares) or the principal office of the Company in the PRC at No. 68 Qixin Road, Baiyun District, Guangzhou, Guangdong Province, the PRC 510403 (in case of holders of A shares), no later than 24 hours before the time fixed for holding the relevant meeting or any adjournment thereof. Completion and return of the form of proxy will not prevent you from attending and voting at the relevant meeting or any adjournment thereof in person if you so wish.

19 June 2023

- i -

DEFINITION

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	A share(s) with a nominal value of RMB1.00 each in the share capital of the Company

“A Share Convertible Bonds”	the A Share convertible bonds issued by the Company on 15 October 2020 with nominal value of RMB100 each and the latest conversion price of RMB6.17 per Share, the conversion period of which is from 21 April 2021 to 14 October 2026

“A Share Issuance”	the proposed issuance of new A Shares to not more than 35 specific investors (including CSAH) under the Specific Mandate

“A Share Subscription Agreement”	the share subscription agreement entered into between the Company and CSAH on 31 May 2023, pursuant to which the Company agreed to allot and issue, and CSAH agreed to subscribe for, new A Shares in the amount of not less than RMB5,000 million (including RMB5,000 million) and not more than RMB10,000 million (including RMB10,000 million) at the A Share Subscription Price

“A Share Subscription Price”	the subscription price for new A Shares under the A Share Issuance

“Articles of Association”	the articles of association of the Company, as amended from time to time

“associates”	has the meaning ascribed thereto under the Listing Rules

“Board”	the board of Directors

“China” or “PRC”	the People’s Republic of China and, for the purpose of this circular, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“Class Meetings”	collectively, the class meeting for holders of A Shares to be held immediately after the conclusion of the EGM and the class meeting for holders of H Shares to be held immediately after the conclusion of the said class meeting of holders of A Shares for the purpose of, among others, approving the A Share Issuance

“Company”	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares are listed on the Stock Exchange and the Shanghai Stock Exchange, respectively

“connected person”	has the meaning ascribed thereto under the Listing Rules

DEFINITION

“controlling shareholder”	has the meaning ascribed thereto under the Listing Rules

“CSAH”	China Southern Air Holding Limited Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“CSRC”	China Securities Regulatory Commission

“Director(s)”	the directors of the Company

“EGM”	the second extraordinary general meeting of 2023 of the Company to be convened and held on Thursday, 3 August 2023 for the purpose of, among other things, approving the Proposed Share Issuance, the Share Subscription Agreements and the transactions contemplated thereunder

“General Mandate”	the approval granted by the Shareholders by way of special resolution passed at the Company’s 2021 annual general meeting held on 30 June 2022, which authorised the Board to allot, issue and deal with a maximum of 2,534,663,537 A Shares and 855,028,969 H Shares, respectively, representing 20% of the number of each of the A Shares and H Shares in issue as at the date of passing such resolution in accordance with rule 19A.38 of the Listing Rules

“Group”	the Company and its subsidiaries

“H Share(s)”	H share(s) with nominal value of RMB1.00 each in the share capital of the Company

“H Share Issuance”	the proposed issuance of new H Shares to Nan Lung pursuant to the H Share Subscription Agreement under the General Mandate

“H Share Subscription Agreement”	the subscription agreement entered into between the Company and

Nan Lung on 31 May 2023, pursuant to which the Company agreed to allot and issue, and Nan Lung agreed to subscribe for, not more than 855,028,969 new H Shares (including 855,028,969 H Shares) at the H Share Subscription Price

“H Share Subscription Price”	the subscription price for new H Shares under the H Share Issuance

“HK$”	Hong Kong Dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

DEFINITION

“Independent Board Committee”	the independent board committee of the Company formed to advise the Independent Shareholders in relation to the Share Subscription Agreements and the transactions contemplated thereunder

“Independent Financial Adviser”	Octal Capital Limited, a corporation licensed to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO and is the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Share Subscription Agreements and the transactions contemplated thereunder

“Independent Shareholders”	the Shareholders, other than CSAH and its associates

“Latest Practicable Date”	13 June 2023, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Nan Lung”	Nan Lung Holding Limited, a wholly-owned subsidiary of CSAH

“Price Benchmark Date”	the first day of the issuance period of the A Share Issuance

“Proposed Share Issuance”	collectively, the A Share Issuance and the H Share Issuance

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Share(s)”	collectively, A Shares and H Shares

“Shareholder(s)”	the holders of Shares

“Share Subscription Agreements”	collectively, the A Share Subscription Agreement and the H Share Subscription Agreement

“specific investor(s)” or “specific entity(ies)”	the proposed subscriber(s) of the A Shares under the A Share Issuance

“Specific Mandate”	the specific mandate to be granted by the Shareholders to the Board in relation to the A Share Issuance

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

DEFINITION

“Supervisor(s)”	the supervisor(s) of the Company

“%”	per cent

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

Directors:	Registered address:
Executive Directors: Ma Xu Lun (Chairman of the Board) Han Wen Sheng (Vice Chairman of the Board and President) Luo Lai Jun	Unit 301, 3/F, Office Tower Guanhao Science Park Phase I 12 Yuyan Street, Huangpu District Guangzhou, Guangdong Province PRC 510530

Independent Non-Executive Directors:
Liu Chang Le
Gu Hui Zhong
Guo Wei
Cai Hong Ping

Supervisors:
Ren Ji Dong (Chairman of the Supervisory Committee)
Lin Xiao Chun
Yang Bin

19 June 2023

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED SHARE ISSUANCE AND CONNECTED TRANSACTIONS IN RESPECT OF THE PROPOSED SHARE ISSUANCE;

(2) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION IN RELATION TO THE PROPOSED SHARE ISSUANCE;

AND

(3) NOTICE OF THE EGM AND THE CLASS MEETINGS

I.	INTRODUCTION

Reference is made to the announcement of the Company dated 31 May 2023 in relation to (i) the Proposed Share Issuance and the connected transactions in respect of the Proposed Share Issuance; and (ii) the proposed amendments to the Articles of Association in relation to the Proposed Share Issuance. The purpose of this circular is, among other things, to provide you with more information in relation to the aforesaid matters, and to enable you to make an informed decision on whether to vote for or against the resolutions at the EGM and the Class Meetings.

LETTER FROM THE BOARD

II.	PROPOSED SHARE ISSUANCE AND CONNECTED TRANSACTIONS IN RESPECT OF PROPOSED SHARE ISSUANCE

On 31 May 2023, the Board resolved to put forward to the EGM and the Class Meetings to approve the issuance of not more than 5,436,269,319 new A Shares (including 5,436,269,319 A Shares) to not more than 35 specific investors (including CSAH) at the A Share Subscription Price, and as part of the A Share Issuance, to enter into the A Share Subscription Agreement with CSAH, pursuant to which CSAH will subscribe for new A Shares at the A Share Subscription Price in the amount of not less than RMB5,000 million (including RMB5,000 million) and not more than RMB10,000 million (including RMB10,000 million). The total funds to be raised from the proposed A Share Issuance will be not more than RMB17,500 million (including RMB17,500 million), which will be utilised to purchase new aircraft and supplement the general working capital of the Company.

On 31 May 2023, the Board also resolved to put forward to the EGM to approve the issuance of not more than 855,028,969 new H Shares (including 855,028,969 H Shares) to Nan Lung (a wholly-owned subsidiary of CSAH) at the H Share Subscription Price and to enter into the H Share Subscription Agreement with Nan Lung. The total funds to be raised from the proposed H Share Issuance will be not more than HK$2,900 million (including HK$2,900 million), which will be utilised to supplement the general working capital of the Company.

The A Share Issuance and the H Share Issuance are not inter-conditional upon each other.

1.	A Share Issuance

The Board proposed to put forward to the EGM and the Class Meetings to approve, inter alia, the issuance of not more than 5,436,269,319 new A Shares (including 5,436,269,319 A Shares) to not more than 35 specific investors (including CSAH) at the A Share Subscription Price, with the total issue size of not more than RMB17,500 million (including RMB17,500 million). Among which, CSAH will subscribe for new A Shares in the amount of not less than RMB5,000 million (including RMB5,000 million) and not more than RMB10,000 million (including RMB10,000 million). A summary of the proposal of the A Share Issuance is set out below:

Number of new A Shares to be issued

Pursuant to the Measures for the Administration of Registration of Securities Offering by Listed Companies (《上市公司證券發行註冊管理辦法》) and other relevant laws and regulations, when an issuer applies for the issuance of shares to specific entities, the number of shares proposed to be issued in principal shall not exceed 30% of its total share capital immediately prior to such issuance. Therefore, the total number of A Shares to be issued by the Company under the A Share Issuance shall not exceed 30% of the total share capital of the Company immediately prior to the A Share Issuance, which is 5,436,269,319 A Shares (including 5,436,269,319 A Shares). Such number does not represent the actual number of Shares to be issued under the A Share Issuance. The actual number of A Shares to be issued under the A Share Issuance shall be calculated by dividing the total raised proceeds by the A Share Subscription Price.

LETTER FROM THE BOARD

In case of ex-right or ex-dividend events including distribution of dividend, bonus issue and transfer to share capital from capital reserve or other events leading to changes in the total share capital of the Company during the period from the date of Board resolutions approving the A Share Issuance (i.e. 31 May 2023) to the date of issuance of such new A Shares, the number and maximum number of A Shares to be issued under the A Share Issuance shall be adjusted accordingly.

With reference to the illustrative A Share Subscription Price of not less than RMB5.51 as mentioned in the sub-paragraph headed “A Share Subscription Price” below, the Company may, for illustrative purpose, issue 3,176,043,557 new A Shares, representing 17.53% of the total issued Shares as at the Latest Practicable Date.

The final number of A Shares to be issued will be determined by the Board or its authorised person(s) within the authorisation of the EGM upon discussions with the sponsor (the lead underwriter) (Note) based on the actual subscription circumstances after the A Share Issuance has been reviewed and approved by the Shanghai Stock Exchange and approved by the CSRC for registration. (Note: As at the Latest Practicable Date, the Company has not engaged any sponsor or underwriter. The sponsor (the lead underwriter) will be engaged and the sponsor agreement will be entered into by the Company on normal commercial terms as and when appropriate.)

Target subscribers

As at the Latest Practicable Date, save for CSAH who has entered into the A Share Subscription Agreement with the Company, the other specific investors for the A Share Issuance are yet to be identified. The other specific investors for the A Share Issuance include securities investment and fund management companies, securities companies, trust companies, financial companies, insurance institutional investors, qualified foreign institutional investors, and other domestic legal entity investors, natural person or other qualified investors that satisfy the requirements of CSRC. Securities investment and fund management company, securities company, qualified foreign institutional investor and Renminbi qualified foreign institutional investor subscribing for the Shares through more than two products under their management shall be regarded as one subscriber under the A Share Issuance. Trust companies, as subscribers under the A Share Issuance, are limited to use their own funds to subscribe for the Shares.

Such other specific investors shall be determined by the Board or its authorised person(s) within the authorisation of the EGM and upon discussions with the sponsor (the lead underwriter) based on the subscription quotations in the market bidding process in accordance with the relevant laws and regulations and the requirements of regulatory authorities after the A Share Issuance has been reviewed and approved by the Shanghai Stock Exchange and approved by the CSRC for registration.

LETTER FROM THE BOARD

It is expected that, save for CSAH, all other specific investors and the ultimate beneficial owners thereof will be third parties independent of the Company and the connected persons of the Company. If any of such specific investors (other than CSAH) shall be a connected person of the Company, the Company will take all reasonable measures to comply with the relevant requirements under Chapter 14A of the Listing Rules.

The Company expects that, based on the issue structure of the Proposed Share Issuance and the subscription conditions of recent non-public issuance by other issuers operating substantially the same business as the Company, it is unlikely that there will be other specific investors subscribing more than 10% of the Company’s issued Shares or that the Company’s public float will fall below 25% following the Proposed Share Issuance.

A Share Subscription Price

The Price Benchmark Date of the A Share Subscription Price shall be the first day of the issuance period of the new A Shares and therefore could not be determined as at the Latest Practicable Date.

The A Share Subscription Price shall be not less than the higher of (i) 80% of the average trading price of the A Shares as quoted on the Shanghai Stock Exchange in the 20 trading days immediately prior to the Price Benchmark Date, and (ii) the latest audited net asset value per Share attributable to equity shareholders of the Company prior to the issuance (rounded up to the nearest two decimal places) (the “Subscription Base Price”).

The average trading price of the A Shares in the 20 trading days preceding the Price Benchmark Date equals to the total trading amount of A Shares traded in the 20 trading days preceding the Price Benchmark Date divided by the total volume of A Shares traded in the 20 trading days preceding the Price Benchmark Date.

The pricing principle of the Subscription Base Price was mainly based on the requirements of the Measures for Administration and Registration of the Issue of Securities by Listed Companies 《( 上市公司證券發行註冊管理辦法》) issued by CSRC on 17 February 2023, in which, among others, (i) the issue price of A shares under issuance of A shares to specific entities shall be not lower than 80% of the average trading price of the company’s shares during the 20 trading days preceding the pricing benchmark date and (ii) the pricing benchmark date shall be the first day of issuance period. The Company adopts not less than 80% of the average trading price of the A Shares in the 20 trading days immediately prior to the Price Benchmark Date in determining the Subscription Base Price (i.e. a 20% maximum discount rate) but not a lower maximum discount rate mainly for the reasons that (i) the adoption of the 20% maximum discount rate is in line with the regulatory requirements and the market precedents of issuance which also adopted the pricing mechanism of subscription quotations in market bidding process, which generally adopt a 20% maximum discount rate in setting the subscription base price but not a lower maximum discount rate; (ii) the subscribers of the A Share Issuance other than CSAH are subject to a lock-up period arrangement of 6 months upon completion of the issuance, such that a higher discount rate is generally requested by the subscribers to reduce the risk of price fluctuation during the lock-up period, which is in line with ordinary commercial rationale; and (iii) the 20% discount rate is only the subscription base price of the A Share Issuance, and the A Share Subscription Price shall be determined through subscription quotations in market bidding process on top of such subscription base price, so that the final discount rate could be less than the 20% maximum discount rate. Deviation from market precedents to introduce a relatively lower discount rate (i.e. less than 20%) will significantly limit the choices of market investors, reduce their investment incentive, increase the risk of or even defeat the A Share Issuance.

LETTER FROM THE BOARD

In addition, it should be noted that the Company completed the non-public issuance of A Shares in 2020 and 2022 respectively (the “Previous Issuances”), and the discount rate for the Previous Issuances was both 90% of the average trading price of the A Shares in the 20 trading days immediately prior to the price benchmark dates of the Previous Issuances, i.e. a 10% discount rate. Such arrangement was mainly because the Previous Issuances were made to CSAH only, and there was no need for the Company to consider the demand for compensation for the lock-up period arrangement and return on income of the investors other than CSAH. CSAH committed to a relatively lower discount rate in the Previous Issuances out of support to the development of the Company and as additional arrangements to protect the interests of minority Shareholders. Given that the A Share Issuance is now targeted to both CSAH and other investors, factors such as market precedents and demands of the other investors shall also be fully considered. Therefore, it is not appropriate to directly apply the discount rate arrangement of the Previous Issuances to the A Share Issuance.

For illustrative purpose only, (i) as at the date of Board resolution approving the A Share Issuance (i.e. 31 May 2023), the average trading price of A Shares as quoted on the Shanghai Stock Exchange in the immediately preceding 20 trading days was RMB6.88; and (ii) the Company’s audited net asset value per Share attributable to equity shareholders of the Company (ex-dividend) as at 31 December 2022 is RMB2.27. Based on the abovementioned pricing principles and the information available to the Company, the illustrative A Share Subscription Price shall be not less than RMB5.51 per Share.

Where there are any ex-right or ex-dividend events, including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve, during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of such new A Shares, the abovementioned audited net asset value per Share will be adjusted accordingly. Where there are ex-right or ex-dividend events including distribution of cash dividend, bonus issue and transfer to share capital from capital reserve during the period from the Price Benchmark Date to the date of issuance of the new A Shares, the A Share Subscription Price shall be adjusted in view of the ex-right or ex-dividend events. The adjustment methods are set out as follows:

(1)	When distributing cash dividends only, the adjustment formula will be: P1 = P0 – D

(2)	When issuing bonus shares or capitalising capital reserve, the adjustment formula will be: P1 = P0/(1 + N)

LETTER FROM THE BOARD

(3)	When distributing cash dividends, issuing bonus shares or capitalising capital reserve were performed simultaneously, the adjustment formula will be: P1 = (P0 – D)/(1 + N)

whereas P1 represents the adjusted issue price, P0 represents the issue price before adjustment, D represents cash dividends per Share and N represents the number of bonus shares per Share or number of Shares resulting from capitalisation of capital reserve to be issued for each Share.

As at the Latest Practicable Date, the Company has no intention to conduct any ex-right or ex-dividend event prior to the A Share Issuance.

Based on the above Subscription Base Price, the final A Share Subscription Price will be determined by the Board or its authorised person(s) within the authorisation of the EGM upon discussions with the sponsor (the lead underwriter) based on the subscription quotations in the market bidding process in accordance with the relevant laws and regulations and the requirements of regulatory authorities after the A Share Issuance has been reviewed and approved by the Shanghai Stock Exchange and approved by the CSRC for registration. During the market bidding process, the principle of price priority (i.e. the subscriber who offers higher price has the priority to subscribe the shares over the subscriber who offers lower price in the process of subscription quotation) will apply. The determination of the final A Share Subscription Price through market bidding process is mainly based on the requirements of the Detailed Rules for the Implementation of the Offering and Underwriting Business for Securities of Listed Companies on the Shanghai Stock Exchange (《上海證券交易所上市公司證券發行與承銷業務實施細則》 ) and Measures for the Administration of the Offering and Underwriting of Securities (《證券發行與承銷管理辦法》). Based on the above, the Board considers that the pricing mechanism is fair and reasonable and on normal commercial terms.

For illustrative purpose only, the closing price per A Share quoted on the Shanghai Stock Exchange as at the date of Board resolutions approving the A Share Issuance (i.e. 31 May 2023) was RMB6.27.

Lock-up period

The new A Shares to be subscribed by the specific investors (save for CSAH) shall not be transferred within 6 months from the completion date of the issuance thereof. CSAH undertakes that the new A Shares to be subscribed by CSAH shall not be transferred within 36 months from the completion date of the issuance thereof. The same lock-up requirement is applicable for the A Shares the subscribers may subsequently obtain due to distribution of share dividend, transfer to share capital from capital reserve and rights issue by the Company during the lock-up period. Upon expiration of the lock-up period, the change in holding of the Shares by the subscribers shall be implemented in accordance with the requirements of the CSRC and the Shanghai Stock Exchange.

If the CSRC or the Shanghai Stock Exchange has new regulations or requirements for the above-mentioned lock-up period arrangement, the above-mentioned lock-up period arrangement will be revised and implemented in accordance with the regulations or requirements of the regulatory authorities.

LETTER FROM THE BOARD

Validity period of the resolution of the A Share Issuance

The resolutions in relation to the A Share Issuance shall remain valid for twelve (12) months from the date on which relevant resolutions are considered and approved by the Shareholders.

Subscription method

All specific investors (including CSAH) shall subscribe for the A Shares under the A Share Issuance in cash and at the same price.

A Share Subscription Agreement

In relation to and as part of the A Share Issuance, on 31 May 2023, CSAH entered into the A Share Subscription Agreement with the Company, pursuant to which, the Company will issue and CSAH will at the A Share Subscription Price subscribe for new A Shares in the amount of not less than RMB5,000 million (including RMB5,000 million) and not more than RMB10,000 million (including RMB10,000 million), the consideration of which shall be paid by cash. The subscription amount of CSAH of not less than RMB5,000 million (including RMB5,000 million) and not more than RMB10,000 million (including RMB10,000 million) was determined by reference to (i) capital arrangement of CSAH; and (ii) precedents of recent non-public issuance by other issuers operating substantially the same business as the Company and the subscription amount of their respective controlling shareholder in such issuance. Taking into account the above consideration, the Board considers that the subscription amount of CSAH and the basis of determination of the subscription amount of CSAH are fair and reasonable.

During the actual subscription process of the A Share Issuance, CSAH could flexibly determine its subscription amount within the range of RMB5,000 million (including RMB5,000 million) and RMB10,000 million (including RMB10,000 million). CSAH will fully respect the subscription intentions of other investors and give priority to the subscription amount of other investors. CSAH will subscribe for an amount more than RMB5,000 million only when the subscription amount of other investors is less than RMB12,500 million during the subscription period, so that the subscription amount of the A Share Issuance could finally reach RMB17,500 million, or the subscription amount of CSAH has reached the upper limit of RMB10,000 million, in order to fully meet the financing needs of the Company. It shows CSAH’s support to the Company and confidence in the Company’s future development, which is conducive to the development of the Company and safeguarding the interests of the minority Shareholders.

LETTER FROM THE BOARD

Date

31 May 2023

Parties

(1)	The Company, as the issuer

(2)	CSAH, as the subscriber

Number of new A Shares to be issued

CSAH will subscribe for new A Shares under the A Share Issuance in the amount of not less than RMB5,000 million (including RMB5,000 million) and not more than RMB10,000 million (including RMB10,000 million). The number of A Shares to be subscribed by CSAH under the A Share Issuance is calculated by dividing the total commitment amount of CSAH by the A Share Subscription Price and rounded down to the nearest integer. The Company has the right to make final decision on matters such as the number, the subscription price and the subscription amount of the new A Shares to be subscribed by CSAH according to the laws of the PRC and the issuance plan to be approved for registration by the CSRC.

Lock-up period

CSAH undertakes that the new A Shares to be subscribed by CSAH shall not be transferred within 36 months from the completion date of the issuance thereof. The same lock-up requirement is applicable for the A Shares CSAH may subsequently obtain due to distribution of share dividend, transfer to share capital from capital reserve and rights issue by the Company during the lock-up period. Upon expiration of the lock-up period, the change in holding of the Shares by CSAH shall be implemented in accordance with the requirements of the CSRC and Shanghai Stock Exchange.

If the CSRC or the Shanghai Stock Exchange has new regulations or requirements for the above-mentioned lock-up period arrangement, the above-mentioned lock-up period arrangement will be revised and implemented in accordance with the regulations or requirements of the regulatory authorities.

Subscription Price

CSAH shall subscribe for new A Shares at the A Share Subscription Price as set forth in the paragraph headed “A Share Subscription Price” of this section.

CSAH will not participate in the market bidding process in relation to the A Share Issuance. CSAH will accept the market bidding results and subscribe for Shares at the same price with other specific investors. If the subscription price of the A Share Issuance cannot be determined by bidding process because no offer is made, CSAH will continue to participate in the A Share Issuance by subscribing for the Shares at the Subscription Base Price (i.e. the higher of (i) 80% of the average trading price of the A Shares as quoted on the Shanghai Stock Exchange in the 20 trading days immediately prior to the Price Benchmark Date, and (ii) the latest audited net asset value per Share attributable to equity shareholders of the Company prior to the issuance (rounded up to the nearest two decimal places)).

LETTER FROM THE BOARD

After the conditions precedent set out below have all been satisfied, CSAH agreed to subscribe for the new A Shares to be issued pursuant to the Company’s notice and the A Share Subscription Agreement and to transfer in a lump sum the subscription consideration in cash to a designated bank account as notified by the Company in writing. The subscription of new A Shares by CSAH will be funded by the own funds of CSAH or self-raised funds legally obtained by CSAH.

Conditions precedent

The A Share Subscription Agreement shall take effect after being executed by the legal or authorised representatives, as well as the satisfaction of the following conditions:

(1)	the approval of the Board and the approval at the EGM and the Class Meetings of the A Share Issuance under the A Share Subscription Agreement have been obtained;

(2)

the approval by the board of directors of CSAH or the regulatory authority stipulated in the articles of association of CSAH of the subscription of the new A Shares by CSAH under the A Share Subscription Agreement has been obtained;

(3)

all necessary licences, authorisations, permits, consents and other forms of approvals from the relevant approval authorities, including but not limited to the competent authorities supervising and managing the state-owned assets, for the A Share Issuance contemplated under the A Share Subscription Agreement have been obtained; and

(4)	the A Share Issuance being reviewed and approved by the Shanghai Stock Exchange and being approved for registration by CSRC.

Neither the Company nor CSAH has the right to waive any of the conditions above. The Company and CSAH shall use their best efforts to make or cause to make necessary further action to fulfil the above conditions and A Share Issuance in accordance with the applicable laws and regulations. As at the Latest Practicable Date, the A Share Issuance under the A Share Subscription Agreement has been considered and approved by the Board and the board of directors of CSAH. None of the other conditions under the A Share Subscription Agreement has been fulfilled.

As advised by the PRC legal advisors to the Company, notwithstanding the repeal of Mandatory Provisions for Companies Listing Overseas (the “Mandatory Provisions”) with effect from 31 March 2023, the Class Meetings are required to be held to approve the A Share Issuance in accordance with the existing Articles of Association. As advised by the PRC legal advisors to the Company, the repeal of the Mandatory Provisions will not defeat the validity and legality of the resolutions passed at the Class Meetings.

LETTER FROM THE BOARD

In the event that the conditions set out above are not fulfilled within 12 months of the date of passing of the Shareholders’ resolution approving the A Share Issuance, and an extension of the A Share Issuance has not been granted at general meetings and class meetings, the A Share Subscription Agreement shall cease to be of any effect and the Company and CSAH shall have no claims against each other, save for claims arising out of any antecedent breach of the A Share Subscription Agreement. In the event that an extension of the A Share Issuance is granted at general meetings and class meetings, the A Share Subscription Agreement shall remain pending for being effective until the conditions are all fulfilled or the expiry of the valid period of the relevant Shareholders’ resolution in relation to the extension granted.

Completion

The completion of the A Share Subscription Agreement will take place when the Shanghai branch of the China Securities Depository and Clearing Corporation Limited confirms that the amount of new A Shares to be subscribed by CSAH pursuant to the A Share Subscription Agreement corresponding to the A Share Issuance to specific investors have been fully subscribed by CSAH and the registration has been completed.

2.	H Share Issuance

H Share Subscription Agreement

On 31 May 2023, the Company entered into the H Share Subscription Agreement with Nan Lung (a wholly-owned subsidiary of CSAH), pursuant to which the Company shall issue and Nan Lung shall subscribe in cash for not more than 855,028,969 new H Shares (including 855,028,969 H Shares) at the H Share Subscription Price, representing not more than 20% of the number of issued H Shares as at the date of the 2021 annual general meeting of the Company on which the General Mandate was approved, and raising gross proceeds of not more than HK$2,900 million (including HK$2,900 million).

Date

31 May 2023

Parties

(1)	The Company, as the issuer

(2)	Nan Lung, a wholly-owned subsidiary of CSAH, as the subscriber

LETTER FROM THE BOARD

Number of new H Shares to be issued

The Company will issue under the General Mandate and Nan Lung will subscribe for not more than 855,028,969 new H Shares (including 855,028,969 H Shares), representing not more than 20% of the number of issued H Shares as at the date of the 2021 annual general meeting of the Company on which the General Mandate was approved, and raising gross proceeds of not more than HK$2,900 million (including HK$2,900 million).

With reference to the illustrative H Share Subscription Price of HK$4.98 as mentioned in the sub-paragraph headed “H Share Subscription Price” below, the Company, for illustrative purpose only, may issue 582,329,317 new H Shares, representing 3.21% of the total issued Shares as at the Latest Practicable Date.

If the H Share Subscription Price is adjusted due to ex-right events including bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the Board Meeting Date to the date of issuance of the new H Shares, the number of new H Shares to be issued will be adjusted accordingly.

As at the date of Board resolutions approving the Proposed Share Issuance (i.e. 31 May 2023), the Company has 13,476,907,716 A Shares and 4,643,997,308 H Shares respectively, with the number of H Shares being approximately one-third the number of A Shares. The size of subscription of Nan Lung in the amount of HK$2,900 million was also approximately one-third of the estimated size of subscription of CSAH of RMB7,500 million (taking the medium of the subscription range of RMB5,000 million to RMB10,000 million). The Board considers that the subscription amount of H Shares of Nan Lung of HK$2,900 million, being approximately one-third the subscription amount of A Shares of CSAH, will minimize the impact on the shareholding structure of the controlling shareholder of the Company and existing capital structure of the Company brought by the Proposed Share Issuance, and thus is fair and reasonable, on the normal commercial terms and in the interest of the Company and its shareholders.

Lock-up period

Nan Lung undertakes that the new H Shares it subscribes for shall not be listed or traded on any stock exchange or transferred within 36 months from the completion date of the issuance thereof, except for the transfer of the new H Shares to a wholly-owned or controlled (either directly or indirectly) subsidiary of CSAH as permitted by the laws of the PRC, other laws applicable to the Company and the listing rules of the stock markets where the Company is listed. The said transferee will be subject to the same lock-up period described above immediately and until expiry of such lock-up period. If the respective requirements of the CSRC and the stock markets where the Company is listed regarding the lock-up period are different from the terms of the H Share Subscription Agreement, Nan Lung should comply with the respective requirements of the CSRC and the stock markets where the Company is listed.

LETTER FROM THE BOARD

During the abovementioned lock-up period, if Nan Lung creates a charge or any other security interests over all or part of the new H Shares Nan Lung would obtain pursuant to the proposed H Share Issuance, and where creation of such charge or other security interests would necessitate a transfer of the mentioned new H Shares, Nan Lung warrants that the transferee would be subject to the same lock-up period described above.

H Share Subscription Price

The H Share Subscription Price shall be the higher of (i) the average trading price of the H Shares as quoted on the Stock Exchange in the 20 Hong Kong trading days immediately prior to the date of the Board meeting approving the H Share Issuance (i.e., 31 May 2023, the “Board Meeting Date”), and (ii) the latest audited net asset value per Share attributable to equity shareholders of the Company in HK$ calculated based on the median exchange rate announced by the People’s Bank of China on the Board Meeting Date for the new H Shares (HK$1=RMB0.90372) (rounded up to the nearest two decimal places) as at the issuance of the new H Shares.

The average trading price of the H Shares in the 20 Hong Kong trading days preceding the Board Meeting Date for the new H Shares equals to the total trading amount of H Shares traded in the 20 Hong Kong trading days preceding the Board Meeting Date for the new H Shares divided by the total volume of H Shares traded in the 20 Hong Kong trading days preceding the Board Meeting Date for the new H Shares. Where there are any ex-right or ex-dividend events, including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve, during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of such new H Shares, the abovementioned audited net asset value per Share attributable to equity shareholders of the Company will be adjusted accordingly.

The average trading price of the H Shares in the 20 Hong Kong trading days preceding the Board Meeting Date for the H Shares is HK$4.98 per Share. The Company’s audited net asset value per Share attributable to equity shareholders of the Company (ex-dividend) as at 31 December 2022 is HK$2.53. Based on the abovementioned pricing principles and the information available to the Company, the illustrative H Share Subscription Price is HK$4.98 per Share. However, the final H Share Subscription price shall be determined with reference to the latest audited net asset value per Share attributable to equity shareholders of the Company as at the issuance of the new H Shares. If the H Share Issuance takes place after the publication of the 2023 audited financial results of the Company, the H Share Subscription Price shall be the higher of HK$4.98 per H Share or the audited net asset value per Share attributable to equity shareholders of the Company as at 31 December 2023.

LETTER FROM THE BOARD

Where there are ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the Board Meeting Date to the date of issue of the new H Shares, the H Share Subscription Price shall be adjusted in view of the ex-right or ex-dividend events. The adjustment methods are set out as follows:

(1)	When distributing cash dividends only, the adjustment formula will be: P1 = P0 – D

(2)	When issuing bonus shares or capitalising capital reserve, the adjustment formula will be: P1 = P0/(1 + N)

(3)	When conducting rights issue, the adjustment formula will be: P1 = (P0 +A × K)/(1 + K)

(4)

When distributing cash dividends, issuing bonus shares or capitalising capital reserve, and conducting rights issue were performed simultaneously, the adjustment formula will be: P1 = (P0 – D +A × K)/(1 + K + N)

whereas P0 represents the issue price before adjustment, P1 represents the adjusted issue price, D represents cash dividends per Share, N represents the number of bonus shares per Share or number of Shares resulting from capitalisation of capital reserve to be issued for each Share, K represents the number of rights shares to be issued for each Share, and A represents the subscription price of the rights shares.

As at the Latest Practicable Date, the Company has no intention to conduct any ex-right or ex-dividend event prior to the H Share Issuance.

In addition, pursuant to Rule 13.36(5) of the Listing Rules, the H Share Subscription Price shall not represent a discount of 20% or more to the higher of (i) the closing price of the H Shares on the date of the H Share Issuance being approved by the Board (i.e. 31 May 2023), and (ii) the average closing price of the H Shares in the five trading days immediately prior to the date of such Board’s approval. Accordingly, the H Share Subscription Price in any event shall be higher than HK$3.744, which represents a discount of 20% of the higher of:

(1)	the closing price of HK$4.51 per H Share quoted on the Stock Exchange on the date of the H Share Subscription Agreement; and

(2)	the average closing price of HK$4.68 per H Share as quoted on the Stock Exchange for the five trading days immediately prior to the date of the H Share Subscription Agreement.

The illustrative H Share Subscription Price of HK$4.98 per Share represents (i) a premium of 10.42% to the closing price of HK$4.51 per H Share quoted on the Stock Exchange on the date of the H Share Subscription Agreement; and (ii) a premium of 6.41% to the average closing price of HK$4.68 per H Share as quoted on the Stock Exchange for the five trading days immediately prior to the date of the H Share Subscription Agreement.

LETTER FROM THE BOARD

The one-time subscription shall be made in full by Nan Lung and the consideration shall be satisfied in cash, which will be funded by own funds of Nan Lung or self-raised funds legally obtained by Nan Lung.

After the conditions precedent set out below have all been satisfied, Nan Lung agreed to subscribe for the new H Shares to be issued pursuant to the Company’s notice and the H Share Subscription Agreement and to transfer in a lump sum the subscription consideration in cash to a designated bank account as notified by the Company in writing.

Conditions precedent

The H Share Subscription Agreement shall take effect after being executed by the legal or authorised representatives of both parties, as well as the satisfaction of the following conditions:

(1)	the approval of the Board and the approval of the Shareholders at the EGM of the H Share Issuance under the H Share Subscription Agreement have been obtained;

(2)	the approvals by the respective boards of directors of Nan Lung and CSAH of the subscription of new H Shares by Nan Lung under the H Share Subscription Agreement have been obtained;

(3)

all necessary licences, authorisations, permits, consents, approval, filing and other predecessor approval or filing procedures from the relevant approval authorities, including but not limited to the competent authorities supervising and managing state-owned assets, CSRC and the Stock Exchange, for the H Share Issuance contemplated under the H Share Subscription Agreement have been obtained; and

(4)	the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the new H Shares.

Neither the Company nor Nan Lung has the right to waive any of the conditions above. The Company and Nan Lung shall use their best efforts to make or cause to make necessary further action to fulfil the above conditions and the H Share Issuance in accordance with the applicable laws and regulations. As at the Latest Practicable Date, the H Share Issuance under the H Share Subscription Agreement has been considered and approved by the Board and the board of directors of Nan Lung. None of the other conditions under the H Share Subscription Agreement has been fulfilled.

In the event that the conditions set out above are not fulfilled within 12 months from the date of the Shareholders’ resolution approving the H Share Subscription Agreement, and an extension of the H Share Issuance has not been granted at general meetings, the H Share Subscription Agreement shall cease to be of any effect and the Company and Nan Lung shall have no claims against each other save in respect of claims arising out of any antecedent breach of the H Share Subscription Agreement. In the event that an extension of the H Share Issuance is granted at general meetings, the H Share Subscription Agreement shall remain pending for being effective until the conditions are all fulfilled or the expiry of the valid period of the relevant Shareholders’ resolution in relation to the extension granted.

LETTER FROM THE BOARD

Completion

The completion of the H Share Issuance under the H Share Subscription Agreement will take place when Computershare Hong Kong Investor Services Limited confirms that the new H Shares to be subscribed by Nan Lung have been fully subscribed and the registration has been completed.

Validity period of the resolution of the H Share Issuance

The resolutions in relation to the H Share Issuance shall remain valid for twelve (12) months from the date on which relevant resolutions are considered and approved by the Shareholders.

3.	Authorisation to the Board to Complete Matters Relating to the Proposed Share Issuance

In order to ensure the smooth implementation of the relevant matters relating to the A Share Issuance and the H Share Issuance, and pursuant to the laws, regulations and rules of stock exchanges, such as the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China, Measures on the Registration and Administration of Issuance of Securities by Listed Companies and the Listing Rules, as well as the relevant provisions of the Articles of Association, the Board has proposed to seek approval at the general meeting to authorise the Board and its authorised representative(s) with all the powers necessary to proceed with the matters relating to the A Share Issuance and the H Share Issuance, including but not limited to:

(1)

that the Board be authorised to determine the method of issuance, the issue price, the amount of issuance, the timing of issuance, the commencement and completion date of issuance and issue targets within the scope of plan of the A Share Issuance as approved at the general meeting and the plan of the H Share Issuance (as approved by the Board) in accordance with regulatory requirements of the CSRC and other relevant regulatory departments;

(2)

that the Board be authorised to make appropriate adjustments to such plan as described above within the scope of the A Share Issuance as approved at the general meeting, the plan of the H Share Issuance (as approved by the Board) and the specific plans at the time of issuance, and to authorise the Board, the Chairman of the Company or their respective authorised person(s) to make the necessary supplements, adjustments or amendments to the application materials, agreements or documents of the A Share Issuance and the H Share Issuance in the event of changes in the laws and regulations or policies of the relevant regulatory authorities in relation to the issue of shares to specific entities or the securities regulatory departments and other relevant government departments provide feedback and requirements on the plan and application materials of the A Share Issuance, or changes in the market conditions;

LETTER FROM THE BOARD

(3)

that the Board be authorised to amend, supplement, execute, submit, report and implement all the agreements or documents related to the A Share Issuance and the H Share Issuance and the subscription, including but not limited to the subscription agreements and other documents and agreements required for the completion of the closing thereunder, all application documents submitted to the competent authorities supervising the state-owned assets and the CSRC and the Shanghai Stock Exchange, all application documents or forms submitted to the Stock Exchange in relation to the listing of new shares, the written communications with the competent authorities supervising the state-owned assets, the CSRC, the Shanghai Stock Exchange and the Stock Exchange in relation to the issue and the subscription (if any) of new shares, as well as forms, letters and documents submitted to Shanghai branch of the China Securities Depository and Clearing Corporation Limited and Computershare Hong Kong Investor Services Limited;

(4)

that the Board be authorised to proceed with the share registration procedures, authorise Computershare Hong Kong Investor Services Limited to issue share certificate sealed by the Company for securities issue to the targeted subscriber for H Shares and do all appropriate and necessary acts within its scope, make all necessary arrangement in relation to the new H Shares admitted to participate in the Central Clearing and Settlement System (CCASS), finalise A Share lock-up matters and complete the relevant industrial and commercial registration procedures (as applicable) after completion of fund raising of the A Share Issuance and the H Share Issuance;

(5)

that the Board be authorised to make corresponding adjustments to the plans for A Share Issuance and the H Share Issuance and the plan for use of proceeds, approve and execute any corresponding amendments to the share issue reporting documents relating to financial reporting and earnings forecast (if any) in accordance with the requirements of governing authority;

(6)

that the Board be authorised to execute all the documents relating to the A Share Issuance and the H Share Issuance and conduct other matters relating thereto, save for those matters required by the relevant laws and regulations and the Articles of Association to be approved at the general meeting;

(7)

that the Board be authorised, within the scope of the use of proceeds raised and approved by the Shareholders at general meeting and according to the actual progress and the actual capital demand of the projects funded by the proceeds, to adjust or decide the specific arrangement of use of the proceeds; according to the actual progress and the operational needs of the projects, to use the Company’s self-raised funds to implement the fund-raising investment project of this offering prior to the receipt of the proceeds first, and then replace the funds used after the proceeds raised are in place in accordance with the procedures prescribed by the relevant regulations; and to make necessary adjustments to the projects funded by the proceeds according to the relevant laws and regulations, the requirements of the regulatory authorities and the market conditions;

LETTER FROM THE BOARD

(8)

that the Board be authorised to set up special account for proceeds, the Board shall authorise any one Directors or senior management to handle matters related to the set- up of special account for proceeds, including but not limited to confirming and signing the relevant agreements and documents required for the set-up of the special account for proceeds;

(9)	under the premise of protecting the interests of the Company, to suspend, cease or terminate the A Share Issuance and the H Share Issuance;

(10)

that the Board be authorised to make decisions on and conduct all other matters relating to the A Share Issuance and the H Share Issuance in accordance with all applicable laws and regulations, as well as rules and requirements prescribed by relevant regulators, and

(11)	the authorisation shall be effective for a period of 12 months from the date of approval on the resolution of authorisation at the general meeting.

On the basis of the abovementioned authorisation, the Board shall be approved to authorise any one executive director of the Company to decide, handle and deal with all matters relating to the A Share Issuance and the H Share Issuance.

4.	Ranking of New A Shares and New H Shares to be Issued under the Proposed Share Issuance and Lock-up Period

The new A Shares to be issued pursuant to the A Share Issuance will rank, upon issue, pari passu in all respects with the A Shares in issue at the time of issue and allotment of such new A Shares, except that (i) the new A Shares to be issued to CSAH are subject to the lock-up period of 36 months; and (ii) the new A Shares to be issued to other specific investors are subject to the lock-up period of 6 months.

The new H Shares to be issued pursuant to the H Share Issuance will rank, upon issue, pari passu in all respects with the H Shares in issue at the time of issue and allotment of such new H Shares, except that such new H Shares to be issued to Nan Lung are subject to the lock-up period of 36 months.

5.	Application for Listing

The Company will apply to the Shanghai Stock Exchange for the listing of, and permission to deal in, the new A Shares to be issued under the A Share Issuance, upon expiry of the lock-up period abovementioned.

The Company will also apply to the Stock Exchange for the listing of, and permission to deal in, the new H Shares to be issued under the H Share Issuance.

LETTER FROM THE BOARD

6.	Shareholding Structure of the Company

The following table illustrates the shareholding structure of the Company as at the Latest Practicable Date and immediately after the completion of the Proposed Share Issuance:

Class of Shares	As at the Latest Practicable Date

Immediately after completion

of the Proposed Share

Issuance (assuming a

maximum of 5,436,269,319 A

Shares and 855,028,969 H

Shares are fully subscribed

and none of the outstanding A

Share Convertible Bonds is

converted)2 and 3

Immediately after completion

of the Proposed Share

Issuance (assuming a

maximum of 5,436,269,319 A

Shares and 855,028,969 H

Shares are fully subscribed

and the outstanding A Share

Convertible Bonds are fully

converted)2 and 3

		percentage		percentage		percentage
	number of shares	ratio (%)	number of shares	ratio (%)	number of shares	ratio (%)
CSAH (A Shares)	9,404,468,936	51.90%	12,510,908,546	51.25%	12,510,908,546	49.32%
Nan Lung (H Shares)[1]	2,648,836,036	14.62%	3,503,865,005	14.35%	3,503,865,005	13.81%
Public Shareholders
A Shares	4,072,438,942	22.47%	6,402,268,651	26.23%	7,357,912,735	29.00%
H Shares	1,995,161,272	11.01%	1,995,161,272	8.17%	1,995,161,272	7.86%
Total	18,120,905,186	100.00%	24,412,203,474	100%	25,367,847,558	100%

Notes:

1.	The H Shares held by Nan Lung include 31,150,000 H Shares directly held by Perfect Lines (Hong Kong) Limited, a wholly-owned subsidiary of Nan Lung.
2.

Assuming that CSAH subscribes for new A Shares in the amount of RMB10,000 million and the other specific investors subscribe for new A Shares in the amount of RMB7,500 million, a maximum of 3,106,439,610 new A Shares will be issued by the Company to CSAH and 2,329,829,709 new A Shares will be issued by the Company to other specific investors.

3.

As at the Latest Practicable Date, the A Share Convertible Bonds with a nominal value of RMB5,896,324,000 were outstanding. Assuming the outstanding A Share Convertible Bonds are fully converted based on the conversion price of RMB6.17 per Share, the Company may issue approximately 955,644,084 A Shares.

While the fund raising structure under the Proposed Share Issuance would further decrease the H share public float of the Company, the Company adopts the current fundraising structure having considered the fundraising needs of the Company and that the Company is still able to maintain an open market for the Company’s Shares following the completion of the Proposed Share Issuance, reasons of which are set out below:

LETTER FROM THE BOARD

i

Although the Proposed Share Issuance will result in a reduction in the percentage of H Shares held by the public shareholders against the total number of issued Shares, such reduction in the percentage of shareholding is merely due to the increase in the total number of issued Shares as a result of the Proposed Share Issuance. The actual number of H Shares originally held and traded by the public shareholders in the market (i.e. 1,995,161,272 Shares) has not been reduced after the completion of the Proposed Share Issuance.

ii

The total market capitalisation of the Company as at the date of Board resolutions approving the Proposed Share Issuance (i.e. 31 May 2023) was approximately RMB103,428 million (comprising market capitalisation of H Shares of HK$20,944 million and market capitalisation of A Shares of RMB84,500 million), providing a sufficiently large market base to allow an open market for the trading of the Shares.

iii

The illustrative shareholding of H Share public shareholders after the completion of the Proposed Share Issuance of 7.86% was based on the assumption that a maximum of 5,436,269,319 A Shares and 855,028,969 H Shares are fully subscribed under the Proposed Share Issuance and all outstanding A Share Convertible Bonds are fully converted. Based on estimation by the Company and previous fundraising experience of the Company, it is unlikely that 5,436,269,319 A Shares and 855,028,969 H Shares will be fully issued ultimately. Based on the illustrative A Share Subscription Price of not less the RMB5.51 and the illustrative H Share Subscription Price of HK$4.98, the Company may, for illustrative purpose, issue 3,176,043,557 new A Shares and 582,329,317 new H Shares. In such case, the shareholding of H Share public shareholders will be 9.12% (assuming that none of the outstanding A Share Convertible Bonds is converted) and 8.74% (assuming that the outstanding A Share Convertible Bonds are fully converted).

Based on the above analysis, the Board considers that there is an open market for the Company’s Shares held by the public and that the market would operate properly following the completion of the Proposed Share Issuance.

7.	Recent Fund Raising Activities and Use of Proceeds

On 29 October 2021, the Board resolved to put forward to the extraordinary general meeting to approve the proposed issuance of 803,571,428 new A Shares to CSAH (“2022 A Share Issuance”) and not more than 855,028,969 new H Shares (including 855,028,969 H Shares) to Nan Lung (“2022 H Share Issuance”, together with the 2022 A Share Issuance as “2022 Share Issuance”). The new A Shares and the new H Shares to be issued under the 2022 Share Issuance would be allotted and issued pursuant to the general mandate obtained at the Company’s 2020 annual general meeting held on 30 June 2021. On 28 December 2021, the 2022 Share Issuance was considered and approved at the Company’s 2021 second extraordinary general meeting. On 10 August 2022, the Company issued 368,852,459 H shares in total to Nan Lung at the issue price of HK$4.88 per H share, raising gross proceeds and the net proceeds of HK$1,799,999,999.92 and RMB1,548,883,622.01 respectively. The proceeds from the 2022 H Share Issuance had been utilised to supplement general working capital of the Company and was fully utilised as at the Latest Practicable Date. On 24 November 2022, the Company issued 803,571,428 A Shares in total to CSAH at the issue price of RMB5.60 per A Share, raising gross proceeds and the net proceeds of RMB4,499,999,996.80 and RMB4,496,003,317.09 respectively. The proceeds from the 2022 A Share Issuance had been utilised to supplement general working capital of the Company and was fully utilised as at the Latest Practicable Date.

LETTER FROM THE BOARD

Save as disclosed above, the Company has not conducted any fund raising activities in the past 12 months preceding the Latest Practicable Date.

Assuming the maximum number of new A Shares and new H Shares at the respective A Share Subscription Price and the H Share Subscription Price under the Proposed Share Issuance will be issued, the Company will be able to raise gross proceeds of not more than RMB17,500 million (including RMB17,500 million) from the proposed A Share Issuance and not more than HK$2,900 million (including HK$2,900 million) from the proposed H Share Issuance. The aggregate nominal value of the new A Shares and new H Shares to be issued under the Proposed Share Issuance is not more than RMB6,291,298,288. The net price of each new A Share and new H Share to be issued under the Proposed Share Issuance will be determined and disclosed upon completion of the proposed A Share Issuance and the proposed H Share Issuance, respectively, as well as the determination of the relevant expenses incurred or to be incurred in relation to the Proposed Share Issuance in accordance with the requirements of the Listing Rules. Based on the preliminary estimation by the Company, assuming that the issuance expenses of the H Share Issuance will be in proportionate to the issuance expenses of the 2022 H Share Issuance as against the total gross proceeds raised in such issuance, the net proceeds from the H Share Issuance is estimated to be approximately HK$2,897 million after deducting the preliminary estimation of issuance expenses of HK$3 million. The Company will disclose the actual net proceeds raised upon completion of the H Share Issuance.

Details on the use of proceeds raised in cash from the A Share Issuance (after deduction of relevant expenses for the Proposed Share Issuance) are as follows:

Serial No.	Project Name	Total Investment Amount	Maximum Amount of Proceeds to be Used
		(RMB0’000)	(RMB0’000)
1.	Procurement of 50 aircraft (Note 1)	4,446,200 (Note 3)	1,225,000 (Note 4)
2.	Supplement the general working capital (Note 2)	525,000	525,000 (Note 5)
Total		4,971,200	1,750,000

Notes:

1.

The 50 A320 NEO series aircraft will be new aircrafts, all being aircraft to be introduced by the Company pursuant to the aircraft purchase agreement entered into between Airbus S.A.S and the Company on 1 July 2022 (details of which are set out in the Company’s announcement dated 1 July 2022).

LETTER FROM THE BOARD

2.

The general working capital of the Company to be supplemented by the proceeds from the A Share Issuance mainly includes payment for liquidity expenses incurred during the operation, including but not limited to fuel expenses, take-off and landing expenses, maintenance and repair expenses, and the purchase of aviation materials.

3.	Converted at the exchange rate of US$1: RMB6.97.
4.

The proceeds to be used for procurement of 50 aircraft shall be invested according to the agreement of contracts and aircraft introduction plan. The 50 aircraft to be introduced are scheduled for delivery during the years from 2024 to 2027.

5.	The proceeds to be used for supplementing general working capital is expected to be utilised within 6 months from the receipt of such proceeds.

If the actual proceeds to be raised in cash from the A Share Issuance (after deduction of relevant expenses for the Proposed Share Issuance) are less than the aggregate amount of the proceeds proposed to be invested in the aforementioned projects, the Company will adjust the above proceeds utilisation arrangement including the priority of the investment and the specific investment amount of each project according to the actual net proceeds raised, subject to the compliance with the relevant laws and regulations and according to the priorities of the projects. Any shortfall of proceeds shall be made up by the Company by utilising self-raised fund. In order to ensure the smooth progress of the investment projects and protect the interests of all Shareholders, before the actual receipt of the proceeds of the A Share Issuance, the Company will, depending on the actual situations of the progress of the above projects, first finance these projects by self-owned funds or self-raised funds, which will be replaced once the proceeds raised from the A Share Issuance have been received.

The proceeds from the H Share Issuance (after deduction of relevant expenses for the Proposed Share Issuance) will be utilised to supplement the general working capital of the Company, which mainly includes payment for liquidity expenses incurred during the operation, including but not limited to fuel expenses, take-off and landing expenses, maintenance and repair expenses, and the purchase of aviation materials. It is expected that the proceeds from the H Share Issuance will be fully utilised within 6 months from the receipt of such proceeds.

8.	Background of, Reasons for and Benefits of the Proposed Share Issuance

As disclosed in the annual report of the Company for the year ended 31 December 2022, as at 31 December 2022, the Company’s capital commitments related to the acquisition of aircraft, engines and flight equipment was RMB97,329 million. Such capital commitments need to be supplemented by debt and equity financing of the Company. Considering the debt ratio of the company is relatively high, it is difficult to meet the capital demand of the Company solely by debt financing. Equity financing is necessary as to better achieve the goal of sustainable development of the Company. Moreover, aviation industry is an asset-heavy industry, and its development requires sufficient fleet size and capital support. During the past three years, as affected by force majeure, the expansion of the Company’s asset scale has slowed down. Considering that the current aviation industry demand is recovering rapidly, the Company also needs to further increase the overall asset scale level through equity financing, so as to provide higher quality services for the market.

LETTER FROM THE BOARD

The proceeds from the Proposed Share Insurance, after deduction of expenses for issuance, will be used to purchase new aircraft and supplement the general working capital, which will be able to expand the scale of the Company’s fleet, optimize the age structure of the aircraft, enhance the level of aviation capacity, and lay the foundation for increasing the frequency density of existing flight routes and opening new flight routes, as well as to enhance the capital strength and asset volume of the Company and alleviate the pressure brought by the capital demand from the daily operation of the Company. At the same time, the availability of the raised funds will help consolidate the Company’s foundation of business development, strengthen the Company’s core competitiveness and profitability, promote the sustained and rapid growth of the Company’s principal business, provide capital guarantee for the Company’s further expansion and growth, which has important strategic significance for the realization of the Company’s long-term sustainable development. As CSAH and Nan Lung are willing to inject further funding to the Company, the Directors consider that it is in the interests of the Company to raise capital directly from CSAH, Nan Lung and other specific investors by way of issuance to specific investors. The Company will be able to raise gross proceeds of not more than RMB17,500 million (including RMB17,500 million) from the proposed A Share Issuance and not more than HK$2,900 million (including HK$2,900 million) from the proposed H Share Issuance, if completed. The Directors consider that the respective A Share Subscription Price and the H Share Subscription Price are fair and reasonable by taking into account the recent trading prices of the A Shares and the H Shares. Having considered the above, the Directors consider the terms of the Proposed Share Issuance are fair and reasonable and in the best interests of the Company and the Shareholders as a whole.

The Company values the protection of the interests of the minority Shareholders. The Proposed Share Issuance is aimed to support the Company’s long-term development and improve the overall debt ratio of the Company, so as to provide Shareholders with better return. From such perspective, the Proposed Share Issuance is also beneficial to the fundamental interests of the minority Shareholders. Moreover, the necessity and reasonableness of the Proposed Issuance has been fully analyzed and disclosed by the Company to the Shareholders. The resolutions in relation to the Proposed Issuance are special resolutions which shall be passed by not less than two-third of the voting rights of the Independent Shareholders at the EGM and the Class Meetings, thereby providing sufficient decision-making power to the minority Shareholders over the Proposed Share Issuance.

The Directors (including the independent non-executive Directors) consider that the terms of the Proposed Share Issuance and the Share Subscription Agreements were entered into after arms-length negotiation and the terms therein are fair and reasonable, the transactions contemplated thereunder are, although not conducted in the ordinary and usual course of business of the Group, on normal commercial terms or better, and are beneficial to the operation and long-term development of the Group and in the interests of the Company and its Shareholders as a whole.

LETTER FROM THE BOARD

9.	Listing Rules Implications

As CSAH is the controlling shareholder of the Company and Nan Lung is a wholly-owned subsidiary of CSAH, they are connected persons of the Company under the Listing Rules. Consequently, the subscription of new A Shares by CSAH and new H Shares by Nan Lung under the Share Subscription Agreements constitute connected transactions of the Company under Chapter 14A of the Listing Rules and are subject to the reporting, announcement and independent shareholders’ approval requirements under the Listing Rules.

The new A Shares to be issued pursuant to the Proposed Share Issuance will be allotted and issued under the Specific Mandate to be sought from the Independent Shareholders at the EGM and the Class Meetings. The issuance of new A Shares pursuant to the A Share Issuance will constitute a variation of class rights of the holders of A Shares under the Articles of Association. Pursuant to the Articles of Association and rule 19A.38 of the Listing Rules, the issuance of new A Shares contemplated under the A Share Issuance is required to be subject to approvals of Shareholders by way of special resolutions at a general meeting and separate class meetings.

The new H Shares to be issued pursuant to the proposed H Share Issuance will be allotted and issued under the General Mandate. Under the General Mandate, the Board is authorised to issue Shares not exceeding 20% of the total number of the existing H Shares in issue as at the date of the 2021 annual general meeting of the Company held on 30 June 2022, being a maximum of 855,028,969 H Shares. As at the Latest Practicable Date, the Company has not issued any Shares pursuant to the General Mandate. The issue of new H Shares under the General Mandate is not subject to Shareholders’ approval, however, as disclosed above, the subscription of new H Shares by Nan Lung constitutes connected transactions of the Company and is subject to Independent Shareholders’ approval at a general meeting.

Among the seven Directors, three connected Directors, Mr. Ma Xu Lun, Mr. Han Wen Sheng and Mr. Luo Lai Jun, were required to abstain from voting in the Board meeting in respect of the resolutions to approve the Share Subscription Agreements and the transactions contemplated thereunder due to their positions held in CSAH. All remaining four Directors who were entitled to vote, unanimously approved the above resolutions. The format and procedure for passing the resolutions were in compliance with the Company Law of the PRC and the Articles of Association.

The Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders, and the Independent Board Committee comprising all four independent non-executive Directors has been established to advise the Independent Shareholders, in respect of the Share Subscription Agreements and the transactions contemplated thereunder.

In respect of the proposed resolutions to approve the Proposed Share Issuance, the Share Subscription Agreements and the transactions contemplated thereunder, as at the Latest Practicable Date, CSAH and its associates, i.e., Nan Lung and Perfect Lines (Hong Kong) Limited, who are directly and indirectly holding an aggregate of 12,053,304,972 Shares, representing approximately 66.52% of the issued share capital of the Company, are required to abstain from voting at the EGM and the Class Meetings. Each of CSAH, Nan Lung and Perfect Lines (Hong Kong) Limited controls or is entitled to exercise control over the voting right in respect of its respective shares in the Company.

LETTER FROM THE BOARD

10.	Information of the Contracting Parties

The Company

The principal business activity of the Company is that of civil aviation.

CSAH

CSAH is a state-owned enterprise established in the PRC. The principal business activity of CSAH is investment holding.

Nan Lung

Nan Lung is a company incorporated in Hong Kong and a direct wholly-owned subsidiary of CSAH. The principal business activity of Nan Lung is investment holding. The ultimate beneficial owner of Nan Lung is CSAH.

III.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION IN RELATION TO THE PROPOSED SHARE ISSUANCE

Upon completion of the Proposed Share Issuance, the articles regarding the registered share capital, the number of Shares, the shareholding structure and/or the Shareholders of the Company will change and therefore, the Articles of Association will be required to be amended to reflect the relevant changes. The Board proposes to seek the approval of the Shareholders at the EGM to authorise the Board to make corresponding amendments to relevant provisions in the Articles of Association based on the results of the Proposed Share Issuance, and to make relevant registration of change.

IV.	EGM AND CLASS MEETINGS

The EGM will be held to consider and, if thought fit, approve, among other matters, (i) the Proposed Share Issuance and the connected transactions in relation to the Proposed Share Issuance; and (ii) the proposed amendments to the Articles of Association in relation to the Proposed Share Issuance. The Class Meetings will be convened to seek approval of the Shareholders in respect of the A Share Issuance. The EGM will be held at No. 3301 Conference Room, 33/F, China Southern Air Building, No. 68 Qixin Road, Baiyun District, Guangzhou, Guangdong Province, the PRC at 9:00 a.m. on Thursday, 3 August July 2023. The Class Meeting for holders of A Shares will be held at the same venue immediately after the conclusion of the EGM and the Class Meeting for holders of H Shares will be held at the same venue immediately after the conclusion of the Class Meeting for the holders of A Shares.

LETTER FROM THE BOARD

The notices of the EGM and the Class Meetings are set out on pages EGM-1 to EGM-16 of this circular and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com).

Whether or not you intend to be present at such meetings or any adjournment thereof, you are requested to complete the form(s) of proxy in accordance with the instructions printed thereon and return the same to the Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong (for holders of H Shares) or the principal office of the Company in the PRC at No. 68 Qixin Road, Baiyun District, Guangzhou, Guangdong Province, the PRC 510403 (for holders of A Shares), by no later than 24 hours before the time fixed for holding the relevant meetings or any adjournment thereof. Completion and delivery of the form of proxy will not prevent you from attending and voting at the relevant meetings or any adjournment thereof if you so wish.

Pursuant to rule 13.39(4) of the Listing Rules and the Articles of Association, any vote of the Shareholders at the EGM and the Class Meetings must be taken by poll.

V.	CLOSURE OF REGISTER OF HOLDERS OF H SHARES

The register of holders of H Shares will be closed from Tuesday, 4 July 2023 to Thursday, 3 August 2023 (both days inclusive), during which period no transfer of H Shares will be effected. In order to qualify for attending the EGM and the Class Meetings, all transfer documents of H Shares accompanied by the relevant share certificates must be lodged with the Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on Monday, 3 July 2023.

VI.	RECOMMENDATION OF THE BOARD

The Directors consider that (i) the Proposed Share Issuance and the connected transactions in relation to the Proposed Share Issuance; and (ii) the proposed amendments to the Articles of Association in relation to the Proposed Share Issuance are in the interests of the Group and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the abovementioned resolutions to be proposed at the EGM and at the relevant Class Meetings in respect of the A Share Issuance.

Having taken into account the advice of Independent Financial Adviser, the Independent Board Committee considers that (i) the terms of the Share Subscription Agreements are fair and reasonable, (ii) the Share Subscription Agreements and the transactions contemplated thereunder are, although not conducted in the ordinary and usual course of business of the Group, on normal commercial terms or better, and (iii) the Share Subscription Agreements and the transactions contemplated thereunder are in the interests of the Company and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the relevant resolutions to be proposed at the EGM in respect of the Share Subscription Agreements and the transactions contemplated thereunder and at the relevant Class Meetings in respect of the A Share Issuance.

LETTER FROM THE BOARD

VII.	ADDITIONAL INFORMATION

Your attention is drawn to the letter from the Independent Board Committee as set out on pages 31 to 32 of this circular which contains its recommendation to the Independent Shareholders as to voting at the EGM and the resolutions to be proposed at the Class Meetings in respect of the Proposed Share Issuance, the Share Subscription Agreements and the transactions contemplated thereunder and to the letter from the Independent Financial Adviser as set out on pages 33 to 65 of this circular which contains its advice to the Independent Board Committee and the Independent Shareholders in relation to the Share Subscription Agreements and the transactions contemplated thereunder.

Your attention is also drawn to the additional information set out in the Appendix to this circular.

By Order of the Board Ma Xu Lun Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

19 June 2023

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTIONS

IN RESPECT OF THE PROPOSED SHARE ISSUANCE

INTRODUCTION

We refer to the circular (the “Circular”) of the Company dated 19 June 2023 of which this letter forms a part. Terms used in this letter have the same meaning as defined in the Circular unless the context otherwise requires.

We have been appointed by the Board as the Independent Board Committee to advise you on whether, in our opinion, (i) the terms of the Share Subscription Agreements are fair and reasonable, and (ii) the Share Subscription Agreements and the transactions contemplated thereunder are on normal commercial terms or better and in the ordinary and usual course of business of the Group, and in the interests of the Company and the Shareholders as a whole. Octal Capital Limited has been appointed as the Independent Financial Adviser to advise us and the Independent Shareholders in this regard.

We wish to draw your attention to the letter from the Board as set out on pages 5 to 30 of the Circular and the letter from the Independent Financial Adviser as set out on pages 33 to 65 of the Circular, which contains, inter alia, their advice and recommendation regarding the terms of the Share Subscription Agreements and the transactions contemplated thereunder with the principal factors and reasons for their advice and recommendation.

RECOMMENDATION

Having considered the terms of the Share Subscription Agreements and the transactions contemplated thereunder and taking into account the advice and recommendation of the Independent Financial Adviser, we are of the view that (i) the terms of the Share Subscription Agreements are fair and reasonable, (ii) the Share Subscription Agreements and the transactions contemplated thereunder are, although not conducted in the ordinary and usual course of business of the Group, on normal commercial terms or better, and (iii) the Share Subscription Agreements and the transactions contemplated thereunder are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Shareholders to vote in favour of the relevant resolutions regarding the Share Subscription Agreements and the transactions contemplated thereunder at the EGM and the Class Meetings.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Yours faithfully,

For and on behalf of

the Independent Board Committee of

CHINA SOUTHERN AIRLINES COMPANY LIMITED

Liu Chang Le	Gu Hui Zhong	Guo Wei	Cai Hong Ping

Independent Non-executive Directors

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the letter of advice from Octal Capital Limited to the Independent Board Committee and the Independent Shareholders prepared for the purpose of inclusion in this circular.

801-805, 8/F, Nan Fung Tower 88 Connaught Road Central Hong Kong

19 June 2023

To the Independent Board Committee and the Independent Shareholders

Dear Sirs,

CONNECTED TRANSACTIONS IN RESPECT OF THE PROPOSED SHARE ISSUANCE

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the Share Subscription Agreements, details of which are contained in the letter from the Board (the “Letter from the Board”) contained in the circular of the Company dated 19 June 2023 (the “Circular”). Unless the context otherwise requires, terms used in this letter shall have the same meanings as those defined in the Circular.

Reference is made to the announcement of the Company dated 31 May 2023 (the “Announcement”), where the Board resolved to put forward to the EGM and the Class Meetings to approve and authorise the Board to issue not more than 5,436,269,319 new A Shares (including 5,436,269,319 A Shares) to not more than 35 specific investors (including CSAH) at the A Share Subscription Price and, as part of the A Share Issuance, to enter into the A Share Subscription Agreement with CSAH, pursuant to which CSAH will subscribe for new A Shares at the A Share Subscription Price in the amount of not less than RMB5,000 million (including RMB5,000 million) and not more than RMB10,000 million (including RMB10,000 million) (the “CSAH A Share Subscription”). The total funds to be raised from the proposed A Share Issuance will be not more than RMB17,500 million (including RMB17,500 million), which will be utilised to purchase new aircraft and supplement the general working capital of the Company.

On the same date, the Board also resolved to put forward to the EGM to approve the issuance of not more than 855,028,969 new H Shares (including 855,028,969 H Shares) to Nan Lung (a wholly-owned subsidiary of CSAH) at the H Share Subscription Price and to enter into the H Share Subscription Agreement with Nan Lung (the “Nan Lung H Share Subscription”). The total funds to be raised from the proposed H Share Issuance will be not more than HK$2,900 million (including HK$2,900 million), which will be utilised to supplement the general working capital of the Company.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As at the Latest Practicable Date, as CSAH is the controlling shareholder of the Company and Nan Lung is a wholly-owned subsidiary of CSAH, they are connected persons of the Company under the Listing Rules. Consequently, the CSAH A Share Subscription and the Nan Lung H Share Subscription constitute connected transactions of the Company under Chapter 14A of the Listing Rules and are subject to the reporting, announcement and independent shareholders’ approval requirements under the Listing Rules.

The Independent Board Committee (comprising Mr. Liu Chang Le, Mr. Gu Hui Zhong, Mr. Guo Wei and Mr. Cai Hong Ping being all of the independent non-executive Directors) has been formed in accordance with Chapter 14A of the Listing Rules to advise the Independent Shareholders on the Share Subscription Agreements and the transactions contemplated thereunder. We, Octal Capital Limited, have been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in this regard.

As at the Latest Practicable Date, we, Octal Capital Limited, are not connected with the directors, chief executives and substantial shareholders of the Company or CSAH or Nan Lung or any of their respective subsidiaries or associates or parties acting in concert with any of them and do not have any shareholding, directly or indirectly, in any members of the Company or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Company. We are therefore considered suitable to give independent advice to the Independent Board Committee and the Independent Shareholders. During the last two years, we had no engagement with the Company or CSAH or Nan Lung as financial adviser. Apart from normal professional fees paid or payable to us in connection with this appointment, no arrangement exists whereby we will receive any fees or benefits from the Group or the directors, chief executive and substantial shareholders of the Group, CSAH, Nan Lung or any of their respective associates. Accordingly, we consider ourselves eligible to act as the independent financial adviser to the Independent Board Committee and the Independent Shareholders under the requirements of the Listing Rules.

In formulating our opinion, we have relied on the accuracy of the information and representations contained in the Circular and have assumed that all information and representations made or referred to in the Circular were true at the time they were made and continue to be true as at the date of the Circular. We have also relied on our discussion with the Directors and the management of the Company on the terms of the Share Subscription Agreements, including the information and representations contained in the Circular. We consider that we have reviewed sufficient information, among other things, (i) the Share Subscription Agreements; (ii) the annual reports of the Company for each of the two years ended 31 December 2021 and 31 December 2022 (the “2021 Annual Report” and the “2022 Annual Report”, respectively); (iii) other information as set out in the Circular; and (iv) relevant market data and information available from public sources, to reach an informed view, to justify our reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our advice. We have no reason to suspect that any material facts have been omitted or withheld from the information contained or opinions expressed in the Circular nor to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors and the management of the Company. We have not, however, conducted an independent in-depth investigation into the business and affairs of the Company, CSAH, Nan Lung and their respective associates nor have we carried our any independent verification of the information supplied to us.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

PRINCIPAL FACTORS AND REASONS CONSIDERED

1.	Background of the Group, CSAH and Nan Lung

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

CSAH is a state-owned enterprise established in the PRC. The principal business activity of CSAH is investment holding. CSAH is the controlling shareholder of the Company.

Nan Lung is a company incorporated in Hong Kong and a direct wholly-owned subsidiary of CSAH. The principal business activity of Nan Lung is investment holding. The ultimate beneficial owner of Nan Lung is CSAH.

As at the Latest Practicable Date, CSAH owned 9,404,468,936 A Shares, representing approximately 69.78% of the total issued A Shares and approximately 51.90% of the total issued share capital of the Company. Nan Lung (including its interest in the Shares held by its wholly-owned subsidiary Perfect Lines (Hong Kong) Limited) owned 2,648,836,036 H Shares, representing approximately 57.04% of the total issued H Shares and approximately 14.62% of the total issued share capital of the Company. CSAH and its associates, i.e. Nan Lung and Perfect Lines (Hong Kong) Limited, who are directly and indirectly holding an aggregate of 12,053,304,972 Shares, representing approximately 66.52% of the total issued share capital of the Company.

2.	Historical financial performance and prospects of the Group

The summary of the consolidated financial information of the Group prepared in accordance with International Financial Reporting Standards (“IFRS”) for the years ended 31 December 2020 (“FY2020”), 2021 (“FY2021”) and 2022 (“FY2022”) as extracted from the 2021 Annual Report and the 2022 Annual Report, respectively are set out as follows:

	FY2020	FY2021	FY2022
	(audited)	(audited)	(audited)
	RMB’ million	RMB’ million	RMB’ million
Total revenue	92,561	101,644	87,059
Operating loss	(11,864)	(9,929)	(22,542)
Net loss attributable to equity shareholders of the Company	(10,847)	(12,106)	(32,699)

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

	As at 31 December
	2020	2021	2022
	(audited)	(audited)	(audited)
	RMB’ million	RMB’ million	RMB’ million
Non-current Assets	287,398	285,345	278,792
– Right-of-use assets	151,065	138,439	131,954
– Property, plant and equipment	86,146	91,186	90,517
– Construction in progress	32,407	31,847	33,300
Current Assets	38,985	37,866	33,454
– Cash and cash equivalents	25,419	21,456	19,889
– Restricted bank deposits	117	158	174
Total Assets	326,383	323,211	312,246
Current Liabilities	95,681	110,990	141,458
– Current portion of borrowings	40,099	57,913	85,336
Non-current Liabilities	145,571	127,713	115,429
– Borrowings	38,134	38,354	34,444
Total Liabilities	241,252	238,703	256,887
Net Current Liabilities	(56,696)	(73,124)	(108,004)
Total Equity	85,131	84,508	55,359
Equity attributable to the equity shareholders of the Company	69,584	67,851	41,275
Gearing Ratio (Total borrowings/
Total equity)	92%	114%	216%
Current Ratio	0.41	0.34	0.24
Financial Performance of the Group

The revenue of the Group mainly generated from airline transport operation, which accounted for approximately 94.0%, 93.7% and 92.9% of the Group’s total revenue throughout FY2020, FY2021 and FY2022, respectively. The traffic revenue rebounded from approximately RMB87,027 million for FY2020 to approximately RMB95,279 million for FY2021 as a result of the maturity of the travel restriction policies in the PRC and the increase in both passenger revenue and cargo and mail revenue by approximately RMB4,858 million and approximately RMB3,394 million respectively. However, traffic revenue decreased by approximately RMB14,378 million to approximately RMB80,901 million for FY2022 which was mainly attributable to the decrease in passenger revenue by approximately RMB15,375 million due to the impact of the travel restrictions in FY2022.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Company recorded net loss attributable to equity shareholders of the Company amounted to approximately RMB10,847 million, RMB12,106 million and RMB32,699 million for FY2020, FY2021 and FY2022 respectively. The significant increase in net loss attributable to equity shareholders of the Company for FY2022 by approximately RMB20,593 million or increase of 170%, was mainly due to the significant decrease in the passenger revenue by approximately RMB14,378 million as abovementioned coupled with the increase in jet fuel cost in FY2022 by approximately RMB7,164 million as a result of the fluctuation in the international crude oil prices and the adjustment of domestic fuel prices by the National Development and Reform Commission of the PRC.

Financial Position of the Group

As regards to the financial position of the Group, as at 31 December 2022, the major assets of the Group include (i) right-of-use assets primarily consisting of aircrafts and engines under finance leases and operating leases of the Group which amounted to approximately RMB131,954 million; (ii) property, plant and equipment primarily consisting of self-owned aircrafts, other flight equipment and buildings of the Group which amounted to approximately RMB90,517 million; (iii) construction in progress primarily consisting of advance payment for aircraft and flight equipment which amounted to approximately RMB33,300 million; and (iv) cash and cash equivalents amounted to approximately RMB19,889 million. The carrying value of right-of-use assets, property, plant and equipment, construction in progress and cash and cash equivalents together accounted for approximately 88.3% of the total assets of the Group.

As at 31 December 2022, the Group recorded a net current liability position of approximately RMB108,004 million with a current ratio of approximately 0.24 times. The gearing ratio, calculated as total borrowings divided by total equity of the Group, was approximately 216% as at 31 December 2022 which showed a significant increase as compared to approximately 114% as at 31 December 2021. Such increase was mainly due to the increase in total borrowings from approximately RMB96,267 million as at 31 December 2021 to approximately RMB119,780 million as at 31 December 2022, among which approximately RMB85,336 million were current liabilities which mainly included short-term borrowings of approximately RMB53,674 million, ultra-short-term financing bills of approximately RMB12,536 million and current portion of long-term borrowings of approximately RMB10,773 million.

The net asset value (“NAV”) attributable to equity shareholders of the Company prepared in accordance with IFRS was approximately RMB41,275 million as at 31 December 2022. The NAV per Share (including the A Shares and the H Shares) under IFRS was approximately RMB2.28 (equivalent to approximately HK$2.53) as at 31 December 2022 (the “IFRS NAV per Share”), calculated by dividing the NAV attributable to the equity shareholders of the Company under IFRS of approximately RMB41,275 million by the total number of A Shares and H Shares in issue as at 31 December 2022. Meanwhile, the NAV per share attributable to the equity shareholders of the Company prepared in accordance with China Accounting Standards for Business Enterprises (“CAS”) as at the 31 December 2022, calculated by dividing the NAV attributable to the equity shareholders of the Company under CAS as at 31 December 2022 of approximately RMB41,057 million by the total number of A Shares and H Shares in issue as at 31 December 2022, was RMB2.27 (the “CAS NAV per Share”).

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

3.	Background of and reasons for the entering into of the Share Subscription Agreements

As set out in the Letter from the Board, the proceeds from the Proposed Share Insurance, after deduction of expenses for issuance, will be used to purchase new aircraft and supplement the general working capital, which will be able to expand the scale of the Company’s fleet, optimize the age structure of the aircraft, enhance the level of aviation capacity, and lay the foundation for increasing the frequency density of existing flight routes and opening new flight routes, as well as to enhance the capital strength and asset volume of the Company and alleviate the pressure brought by the capital demand from the daily operation of the Company. At the same time, the availability of the raised funds will help consolidate the Company’s foundation of business development, strengthen the Company’s core competitiveness and profitability, promote the sustained and rapid growth of the Company’s principal business, provide capital guarantee for the Company’s further expansion and growth, which has important strategic significance for the realization of the Company’s long-term sustainable development.

Overview of the aviation industry of the PRC and performance of the Group during FY2022

As mentioned in the 2022 Annual Report, the global air travel demand maintained the trend of recovery and air cargo demand gradually declined in FY2022. Although International Air Transport Association expects a net loss of US$6.9 billion to the global airline industry in FY2022, it is expected that the global air transport industry will turn a profit in the year ending 31 December 2023 (“FY2023”), and with the further relaxation of travel restrictions in many countries, the global civil aviation industry will see a full recovery. During the recent years of tough and challenging operating environment, by focusing on the construction of route network structure with hubs as the core, strategic markets as the key and market development as support, the Group has built two comprehensive international hubs in Guangzhou and Beijing, and a network-based airline has taken shape gradually. In FY2022, the Company continued to deeply cultivate in the Guangdong-Hong Kong-Macao Greater Bay Area, and has achieved nearly 48.5% of market share in Guangzhou. In FY2022, the Group’s total transport turnover, passenger volume, and cargo and mail volume were

16.4 billion ton-kilometers, 62.6 million passengers and 1.3 million tons, respectively, representing a decrease of approximately 22.8%, 36.4% and 8.0% as compared to that in 2021, respectively. Affected by factors such as the rise in international oil prices, flight operating expenses for FY2022 increased by approximately RMB5,672 million compared with that in FY2021. The net loss attributable to shareholders of the Company in FY2022 was approximately RMB32,699 million, representing an increase of approximately RMB20,593 million compared with that in FY2021. In view of the recovery of the aviation industry with growing opportunities in the years ahead, the Group has continued to explore various means of fund-raising activities to satisfy its working capital requirement and to enhance the Group’s financial resilience.

The need in easing the Group’s cash flow pressure and to support the Group’s working capital requirements

As at 31 December 2022, the Group possessed cash and cash equivalents of approximately RMB19,889 million. As discussed with the management of the Company, the Group had current portion of borrowings of approximately RMB85,336 million which is due within one year as at 31 December 2022. The Group also recorded a net cash used in operating activities of approximately RMB2,450 million and net decrease in cash and cash equivalents of approximately RMB1,643 million. In view of the downturn of the financial performance of the Group in FY2022, the management of the Company considers, and we concur that, there is an on-going financing need to maintain sufficient liquidity cushion to support its working capital requirements and meeting its repayment obligation of its borrowing.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Other fund-raising methods available to the Company

As disclosed in the 2022 Annual Report, as at 31 December 2022, the Company’s capital commitments related to the acquisition of aircraft, engines and flight equipment was RMB97,329 million. Such capital commitments need to be supplemented by debt and equity financing of the Company. As advised by the Company, other than the Proposed Share Issuance, the Company considered the feasibility of other fundraising methods such as debt financing from bank or money lenders and other forms of equity financing to raise sufficient funding to finance its aircraft introduction plan and supplement its working capital.

For debt financing from banks or money lenders, the Company considered that it will incur additional interest expenses and leverage on the Group, which would worsen the gearing ratio and the liquidity position of the Group and be contradictory to the Company’s original intentions of fundraising as compared to the Proposed Share Issuance. As advised by the Company, the average interest rate on the Group’s short-term borrowing is approximately 2.16%. If the gross proceeds to be raised from the Proposed Share Issuance (i.e. approximately RMB20 billion) is raised by bank borrowing, the Company will incur an additional interest expenses of approximately RMB432 million per year. Further, debt financing from banks or money lenders may also be subject to lengthy due diligence and internal risk assessment by banks or money lenders. Based on the above, the debt financing from banks or money lenders is not a preferable choice.

As for equity financing, the Company advised us that they have considered public issuance of Shares. However, with reference to Rule 9 of the Measures for Administrative and Registration of the Issue of Securities by Listed Companies (《上市公司證券發行註冊管理辦法》) (CSRC Order No. 206), company listed on main board of a stock exchange must meet certain requirement before conducting a rights issue or public issuance of shares. These requirements include (i) having made a profit in the last three years; and (ii) for public issuance of share, having at least 6% of weighted average return on net assets over the last three years. As such, the public issuance of Shares is not viable under the regulatory requirements of the CSRC.

Having considered the above, the Company considers that the Proposed Share Issuance is an appropriate fundraising method for the Group. Based on the foregoing, after considering (i) the existing gearing ratio and borrowings of the Group; (ii) the regulatory requirements in relation to public issuance of shares; and (iii) other less favourable fundraising alternatives as compared to the Proposed Share Issuance, we concur with the Company that the Proposed Share Issuance is a more desirable fundraising approach for the Group to finance its projects and to improve its financial position thereby avoiding further interest expenses.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Intention of the controlling Shareholder in the long-term development of the Group

As advised by the Company, it is CSAH and Nan Lung’s intention to provide support to the Group under the current market environment of the civil aviation industry through the subscription of the Shares, which indicates their confidence in the future development of the Group in the long-term. As at 31 December 2022, the total liabilities and the total equity of the Group under IFRS was approximately RMB256,887 million and RMB55,359 million, thus the debt to equity ratio (the “D/E Ratio”) of the Group as at 31 December 2022 was approximately 4.6 times. Assuming the Proposed Share Issuance was fully subscribed, the total equity of the Group will increase by RMB20,121 million to approximately RMB75,480 million. Hence, the D/E Ratio of the Group will decrease to approximately 3.4 times which could reduce the financial risk of the Group. We noted from the previous fund-raising exercise of the Group that CSAH and Nan Lung have been supporting the Group for its long-term development. For instance, (i) on 10 August 2022, the Company issued 368,852,459 H Shares to Nan Lung at the issue price of HK$4.88 per H share, raising gross proceeds of approximately HK$1,800 million; and (ii) on 24 November 2022, the Company issued 803,571,428 A Shares to CSAH at the issue price of RMB5.60 per A Share, raising gross proceeds of approximately RMB4,500 million. Having considered that (i) the D/E Ratio of the Group will be improved if the Proposed Share Issuance was fully subscribed; (ii) the proceeds to be raised from the Proposed Share Issuance will be used to introduce new aircraft which will expand the fleet size of the Group and improve the air transportation capacity; and (iii) the remaining proceeds raised from the Proposed Share Issuance will be used to supplement the working capital, which increase the available cash for the Group to fulfill its commitments, we are of the view that the support from CSAH and Nan Lung in satisfying the capital needs of the Company is conducive to the Group in optimising its capital structure, reducing financial risks and strengthening the core competitiveness of its principal business.

Use of proceeds

As set out in the Letter from the Board, the maximum amount of proceeds to be raised from (i) the A Share Issuance (after deducting relevant issuance expenses for the Proposed Share Issuance) will be not more than RMB17,500 million; and (ii) the H Share Issuance (after deducting relevant issuance expenses for the Proposed Share Issuance) will be not more than HK$2,900 million (equivalent to approximately RMB2,621 million). The proceeds from the A Share Issuance would be utilised as to (i) RMB12,250 million for the procurement of 50 A320 NEO series new aircraft, all being aircraft to be introduced by the Company pursuant to the Aircraft Agreement (as defined below) dated 1 July 2022; and (ii) RMB5,250 million for supplementing the Group’s working capital.

Reference is made to the announcement of the Company dated 1 July 2022, the Company and Airbus S.A.S entered into the purchase agreement (the “Aircraft Agreement”) to purchase 96 A320 NEO family aircraft (the “Airbus Aircraft”). According to the information provided by Airbus S.A.S, the catalogue price of one Airbus A320 NEO family aircraft in January 2020 (the “2020 Catalogue Price”) is priced differently in the range of US$105 million and US$136 million. As advised by the management of the Company, based on the 2020 Catalogue Price which is the then latest catalogue price and is the same as the one for the Group’s purchase of another batch of airbus aircraft by its subsidiary, Xiamen Airlines, in September 2022, the purchase prices of 50 A320 NEO family aircraft in aggregate amounted to approximately US$6,379 million (equivalent to approximately RMB44,462 million). Such catalogue price includes the price for airframe and engine. The actual aggregate purchase prices of the 50 A320 NEO family aircraft payable by the Company was determined by arm’s length negotiation between the Group and Airbus S.A.S and is lower than the 2020 Catalogue Price because of the price concessions granted by Airbus S.A.S in relation to the Airbus Aircraft. Such price concessions, which are favourable to the Company, are in line with industry practice for the bulk purchase of airbus aircraft and it is fair and reasonable to the Group and in the interest of the Company and the Shareholders as a whole.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Company intends to pay RMB12,250 million by the proceeds from the A Share Issuance and pay the remaining amount by the Company’s own funds or through other financing channels such as bank loans, finance lease and self-raised funds. The 50 A320 NEO family aircraft introduced are scheduled for delivery during the years from 2024 to 2027 according to the Aircraft Agreement.

We understood from the 2022 Annual Report that the Group constructed the Beijing hub with high quality and continuously optimized the flight schedule of Daxing Airport, increasing the number of high-yield flights departing from the Beijing hub. The Group will continue to improve the domestic route network, restore and open new international and regional routes. The Group planned to increase at least 5 domestic routes and resume at least 13 international routes in FY2023. The Group have total 894 aircraft in 2022. The Company planned to retire and dispose 24 aircraft in FY2023, including 10 A320 Series. With the introduction of the 50 A320 NEO family aircraft, the Company is able to further expand its fleet size and reduce the average fleet age and keep its fleet age structure young.

The Directors are of the view that the introduction of the 50 A320 NEO family aircraft could (i) facilitate the expansion of fleet size and optimization of fleet structure of the Company; (ii) improve the Company’s air transportation capacity and ensure the sound development of the Company’s business, and promote the smooth implementation of the Company’s strategy; and (iii) the newly introduced aircraft will replace certain aircraft of old models, which could modernize the aircraft fleet and effectively reduce fuel consumption and maintenance costs thereby enhancing the profitability and core competence of the Company. Further, the aircraft proposed to be introduced will be included in the current aircraft fleet of the Company for unified allocation and management.

At the same time, apart from the introduction of the new aircraft, the remaining proceeds from the A Share Issuance of approximately RMB5,250 million and the proceed from the H Share Issuance of approximately HK$2,900 million (equivalent to approximately RMB2,621 million) will be used to supplement the Group’s working capital, which mainly includes payment for liquidity expenses incurred during the operation including but not limited to fuel expenses, take-off and landing expenses, maintenance and repair expenses, and the purchase of aviation materials. As at 31 December 2022, the Group had cash and cash equivalents of approximately RMB19,889 million. The maximum amount of proceeds from the Proposed Share Issuance after deducting the amount to be used to pay for the 50 new aircraft will be approximately RMB7,871 million.

As we noted from the 2022 Annual Report, among the current liabilities, borrowing amounted to RMB85,336 million will be due within one year as at 31 December 2022. The remaining proceeds from the A Share Issuance and the proceeds from the H Share Issuance can replenish the working capital of the Group thereby improving its financial and liquidity position while it can also enable the Company to flexibly and prudently arrange funds for fulfilling its commitment and repayment for loans with higher interest rates. This could avoid over reliance on borrowings of the Group which would increase the financing costs of the Company and have an adverse impact on the business, operating results and financial condition of the Group.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Further, we noted from the 2022 Annual Report that the Group recorded net cash outflows from operation of approximately RMB2,450 million for FY2022 as compared to net cash inflows from operation of approximately RMB7,688 million for FY2021. The significant decrease in cash position was mainly attributable to the significant decrease in traffic revenue in FY2022. During the preliminary stage of recovery of the aviation industry in FY2023, although traffic revenue is expected to rebound following the relaxation of travel restrictions worldwide, the cashflows required in settling the liquidity expenses in operation of the Group are also expected to increase in light of the increased traffic volume. Therefore, the remaining proceeds for supplementing the working capital of the Group are essential to ensure a smooth operation of the Group during such period to meet the payment obligations for liquidity expenses in operation when they fall due and to avoid the need of arranging any short-term financing to settle those payments.

Thus, we concur with the view of the Board that the availability of the raised funds will help consolidate the Company’s foundation of business development, strengthen the Company’s core competitiveness and profitability, promote the sustained and rapid growth of the Company’s principal business, provide capital guarantee for the Company’s further expansion and growth, which has important strategic significance for the realization of the Company’s long-term sustainable development.

Having considered the above, we are of the view that there are strong commercial rationales for the Proposed Share Issuance and therefore the CSAH A Share Subscription under the A Share Subscription Agreement and Nan Lung H Share Subscription are in the interests of the Company and Shareholders as a whole.

4.	A Share Issuance

The Board proposed to put forward to the EGM and the Class Meetings to approve and authorise, inter alia, the Board to issue not more than 5,436,269,319 new A Shares (including 5,436,269,319 A Shares) to not more than 35 specific investors (including CSAH) at the A Share Subscription Price, with the total issue size of not more than RMB17,500 million (including RMB17,500 million). In relation to and as part of the A Share Issuance, on 31 May 2023 (the “Board Meeting Date”), CSAH entered into the A Share Subscription Agreement with the Company, pursuant to which, the Company will issue and CSAH will at the A Share Subscription Price subscribe for new A Shares in the amount of not less than RMB5,000 million (including RMB5,000 million) and not more than RMB10,000 million (including RMB10,000 million), the consideration of which shall be paid by cash.

4.1	Principal terms of the A Share Subscription Agreement

The terms of the A Share Subscription Agreement are same as the A Share Issuance, details of which are set out in the section headed “II. Proposed Share Issuance and Connected Transactions in respect of Proposed Share Issuance – 1. A Share Issuance – A Share Subscription Agreement” in the Letter from the Board. The major terms are set out as follows:

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Date:	31 May 2023

Parties:	(1) The Company, as the issuer

(2) CSAH, as the subscriber

Number of new A Shares to be issued:	CSAH will subscribe for new A Shares under the A Share Issuance in the amount of not less than RMB5,000 million (including RMB5,000 million) and not more than RMB10,000 million (including RMB10,000 million). The number of A Shares to be subscribed by CSAH under the A Share Issuance is calculated by dividing the total commitment amount of CSAH by the A Share Subscription Price and rounded down to the nearest integer. The Company has the right to make final decision on matters such as the number, the subscription price and the subscription amount of the new A Shares to be subscribed by CSAH according to the laws of the PRC and the issuance plan to be approved for registration by the CSRC.

Lock-up period:	CSAH undertakes that the new A Shares to be subscribed by CSAH shall not be transferred within 36 months from the completion date of the issuance thereof. The same lock-up requirement is applicable for the A Shares that CSAH may subsequently obtain due to distribution of share dividend, transfer to share capital from capital reserve and rights issue by the Company during the lock-up period. Upon expiration of the lock-up period, the change in holding of the Shares by CSAH shall be implemented in accordance with the requirements of the CSRC and Shanghai Stock Exchange.

If the CSRC or the Shanghai Stock Exchange has new regulations or requirements for the above-mentioned lock-up period arrangement, the above-mentioned lock-up period arrangement will be revised and implemented in accordance with the regulations or requirements of the regulatory authorities.

A Share Subscription Price:	The A Share Subscription Price shall be not less than the higher of (i) 80% of the average trading price of the A Shares as quoted on the Shanghai Stock Exchange in the 20 trading days immediately prior to the Price Benchmark Date, and (ii) the latest audited net asset value per Share attributable to equity shareholders of the Company prior to the issuance (rounded up to the nearest two decimal places). (the “Subscription Base Price”).

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The average trading price of the A Shares in the 20 trading days preceding the Price Benchmark Date equals to the total trading amount of A Shares traded in the 20 trading days preceding the Price Benchmark Date divided by the total volume of A Shares traded in the 20 trading days preceding the Price Benchmark Date.

The pricing principle of the Subscription Base Price was mainly based on the requirements of the Measures for Administration and Registration of the Issue of Securities by Listed Companies (《上市公司證券發行註冊管理辦法》) issued by CSRC on 17 February 2023, in which, among others, (i) the issue price of A shares under issuance of A shares to specific entities shall be not lower than 80% of the average trading price of the company’s shares during the 20 trading days preceding the pricing benchmark date; and (ii) the pricing benchmark date shall be the first day of issuance period.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Company adopts not less than 80% of the average trading price of the A Shares in the 20 trading days immediately prior to the Price Benchmark Date in determining the Subscription Base Price (i.e. a 20% maximum discount rate) but not a lower maximum discount rate mainly for the reasons that (i) the adoption of the 20% maximum discount rate is in line with the regulatory requirements and the market precedents of issuance which also adopted the pricing mechanism of subscription quotations in market bidding process, which generally adopt a 20% maximum discount rate in setting the subscription base price but not a lower maximum discount rate; (ii) the subscribers of the A Share Issuance other than CSAH are subject to a lock-up period arrangement of 6 months upon completion of the issuance, such that a higher discount rate is generally requested by the subscribers to reduce the risk of price fluctuation during the lock-up period, which is in line with ordinary commercial rationale; and (iii) the 20% discount rate is only the subscription base price of the A Share Issuance, and the A Share Subscription Price shall be determined through subscription quotations in market bidding process on top of such subscription base price, so that the final discount rate could be less than the 20% maximum discount rate. Deviation from market precedents to introduce a relatively lower discount rate (i.e. less than 20%) will significantly limit the choices of market investors, reduce their investment incentive, increase the risk of or even defeat the A Share Issuance.

For illustrative purpose only, (i) as at the date of Board resolution approving the A Share Issuance (i.e. 31 May 2023), the average trading price of A Shares as quoted on the Shanghai Stock Exchange in the immediately preceding 20 trading days was RMB6.88; and (ii) the Company’s audited net asset value per Share attributable to equity shareholders of the Company (ex-dividend) as at 31 December 2022 is RMB2.27 prepared in accordance with CAS. Based on the abovementioned pricing principles and the information available to the Company, the illustrative A Share Subscription Price shall be not less than RMB5.51 per Share.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Where there are any ex-right or ex-dividend events, including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve, during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of such new A Shares, the abovementioned audited net asset value per Share will be adjusted accordingly. Where there are ex-right or ex-dividend events including distribution of cash dividend, bonus issue and transfer to share capital from capital reserve during the period from the Price Benchmark Date to the date of issuance of the new A Shares, the A Share Subscription Price shall be adjusted in view of the ex-right or ex-dividend events. The adjustment methods are set out as follows:

(1) When distributing cash dividends only, the adjustment formula will be: P1 = P0 – D

(2) When issuing bonus shares or capitalising capital reserve, the adjustment formula will be: P1 = P0/(1 + N)

(3) When distributing cash dividends, issuing bonus shares or capitalising capital reserve were performed simultaneously, the adjustment formula will be: P1 = (P0 – D)/(1 + N)

whereas P1 represents the adjusted issue price, P0 represents the issue price before adjustment, D represents cash dividends per Share and N represents the number of bonus shares per Share or number of Shares resulting from capitalisation of capital reserve to be issued for each Share.

As at the Latest Practicable Date, the Company has no intention to conduct any ex-right or ex-dividend event prior to the A Share Issuance.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Based on the abovementioned Subscription Base Price, the final A Share Subscription Price will be determined by the Board within the authorisation of the EGM upon discussions with the sponsor (the lead underwriter) based on the subscription quotations in the market bidding process in accordance with the relevant laws and regulations and the requirements of regulatory authorities after the A Share Issuance has been reviewed and approved by the Shanghai Stock Exchange and approved by the CSRC for registration, details of which are set out in the section headed “II. Proposed Share Issuance and Connected Transactions in respect of Proposed Share Issuance – 1. A Share Issuance – A Share Subscription Price” in the Letter from the Board.

CSAH will not participate in the market bidding process in relation to the A Share Issuance. CSAH will accept the market bidding results and subscribe for Shares at the same price with other specific investors. If the subscription price of the A Share Issuance cannot be determined by bidding process because no offer is made, CSAH will continue to participate in the A Share Issuance by subscribing for the Shares at the Subscription Base Price (i.e. the higher of (i) 80% of the average trading price of the A Shares as quoted on the Shanghai Stock Exchange in the 20 trading days immediately prior to the Price Benchmark Date, and (ii) the latest audited net asset value per Share attributable to equity shareholders of the Company prior to the issuance (rounded up to the nearest two decimal places)). The subscription of new A Shares by CSAH will be funded by the own funds of CSAH or self-raised funds legally obtained by CSAH.

4.2	Analysis of the principal terms of the A Share Subscription Agreement

In order to assess the fairness and reasonableness of the principal terms of the A Shares Subscription Agreement, we have performed the following analysis:

(i)	Review of historical A Share closing prices

We have analysed the historical closing price of the A Shares during the period commencing from 1 May 2022 up to the Latest Practicable Date (the “Historical Price Period”), being a period covering one year prior to the Latest Practicable Date which we consider a reasonable and sufficient period to provide a general and fair overview of the recent trend of the closing price of the A Shares free from the influence of, if any, short term market volatility when assessing the issue price of the A Share. The following share price chart of the Company illustrates the daily closing price of the A Shares as quoted on the Shanghai Stock Exchange including a comparison with the Shanghai Stock Exchange Composite Index (the “SSE Composite Index”) during the Historical Price Period against the Reference Issue Price:

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The A Shares were traded within a range between RMB5.78 and RMB8.21 per A Share during the Historical Price Period with an average closing price of RMB6.98 per A Share. The lowest closing price of the A Shares was RMB5.78 per A Share was recorded on 9 May 2022 and the highest closing price of the A Shares of RMB8.21 per A Share was recorded on 7 April 2023.

The closing price of the A Shares began to demonstrate an upward trend in May 2022 from RMB5.78 per A Share to reach RMB7.34 per A Share by the end of June 2022 before experiencing a trough in early August 2022. Following the announcement of the completion of the previous H Shares issuance of the Company on 10 August 2022, the closing price of the A Shares experienced an upward trend to reach its peak in early April 2023. The upward trend is generally in line with the closing price of the SSE Composite Index during the same period showing improvements in market sentiment.

After (i) the publication of the annual results announcement for FY2022 on 28 March 2023 and (ii) the announcement of the approval by the Board for the proposed spin-off and listing of China Southern Air Logistics Company Limited (a non-wholly owned subsidiary of the Company) on the same day, the closing price of the A Shares subsequently demonstrated a downward trend to decrease from the highest closing price of RMB8.21 per A Share on 7 April 2023 to RMB6.27 per A Share on the Board Meeting Date, representing a drop by approximately 23.6% from its peak closing price, whereas the SSE Composite Index also decreased by approximately 3.7% during the same period.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Under the pricing principles of the A Share Issuance (the “Pricing Principles”), the Price Benchmark Date of the A Share Issuance shall be the first day of the issuance period of the A Share Issuance which is yet to be determined. For the purpose of our analysis, assuming the Price Benchmark Date is the Board Meeting Date (i.e. 31 May 2023), the issue price would be at least RMB5.51 per A Share (the “Reference Issue Price”), being the 80% of the average trading price of the A Shares in the 20 trading days prior to the Board Meeting Date (excluding the Board Meeting Date).

The Reference Issue Price of RMB5.51 per A Share represents:

(i)	a discount of approximately 12.1% to the closing price of the A Shares of RMB6.27 per A Share on the Board Meeting Date;

(ii)	a discount of approximately 13.1% to the average closing price of approximately RMB6.34 per A Share for the last five consecutive trading days immediately prior to the Board Meeting Date;

(iii)	a discount of approximately 16.1% to the average closing price of approximately RMB6.57 per A Share for the last ten consecutive trading days immediately prior to the Board Meeting Date; and

(iv)

a premium of approximately 142.7% over the CAS NAV per Share of approximately RMB2.27 per Share based on the consolidated audited financial statements of the Company for FY2022 prepared in accordance with CAS.

Having considered that (i) the Pricing Principles were determined in compliance with the regulatory requirements in relation to changes in state-owned shares of listed companies set forth by the CSRC; (ii) the discount to the closing price of A Share limited to approximately 20%; and (iii) the Reference Issue Price representing a premium over the CAS NAV per Share, we consider the Pricing Principles are acceptable. Investors should also consider our analysis below to assess the fairness and reasonableness of the issue price.

(ii)	Comparison with comparable issuance

Pursuant to the Measures for Administration and Registration of the Issue of Securities by Listed Companies （《上市公司證券發行註冊管理辦法》） (the “Administrative Measure”) issued by CSRC on 17 February 2023, in which, among others, (i) the issue price of A shares under issuance of A shares to specific targets shall be not less than 80% of the average trading price of the company’s shares during the 20 trading days preceding the pricing benchmark date; and (ii) the pricing benchmark date shall be the first day of issuance period (發行期) of the relevant issuance to specific targets (the “Pricing Criteria”).

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As disclosed in the Letter from the Board, the A Share Subscription Price shall be not less than the higher of (i) 80% of the average trading price of the A Shares as quoted on the Shanghai Stock Exchange in the 20 trading days immediately prior to the Price Benchmark Date; and (ii) the latest audited net asset value per Share attributable to equity shareholders of the Company prior to the issuance and the lock-up period for CSAH is 36 months. Accordingly, we consider that such basis of determination of the A Share Subscription Price and such lock-up period are in compliance with the Administrative Measures.

To further assess the fairness and reasonableness of the principal terms of the A Shares Subscription Agreement, we have compared the terms of the A Share Issuance against those of similar issuance of A shares to specific targets (the “Transaction Comparable(s)”) proposed by companies listed on both (i) the Hong Kong Stock Exchange and (ii) either the Shenzhen Stock Exchange or Shanghai Stock Exchange from 1 May 2022 up to the Latest Practicable Date. We consider comparison of the terms of the Transaction Comparables and that of the CSAH A Share Subscription (in particular the pricing mechanism and the lock up period) to be fair and representative. To the best of our knowledge, we have identified ten Transaction Comparables, which represent an exhaustive list under the above selection criteria and we consider the sample size is sufficient to reflect the recent market practices. Summarised below are our relevant findings:

Additional basis for A
	Company Name	Announcement	Shares issue price (other
No.	(Stock code)	Date	than the Pricing Criteria)	Issue price	Subscriber	Lock-up period
(RMB)
1	Anhui Expressway Company Limited (995.HK) (600012.SH)	17 April 2023	Not lower than the company’s latest audited net asset value per share attributable to equity shareholders	Not Specified	no more than 35 specific investors	6 months

2	China Energy Engineering Corporation Limited (3996.HK) (601868.SH)	15 February 2023	Not lower than the company’s latest audited net asset value per share attributable to equity shareholders	Not Specified	no more than 35 specific investors	6 months

3	China Vanke Co., Ltd. (2202.HK) (000002.SZ)	13 February 2023	N/A	Not Specified	no more than 35 specific investors	6 months

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Additional basis for A
	Company Name	Announcement	Shares issue price (other
No.	(Stock code)	Date	than the Pricing Criteria)	Issue price	Subscriber	Lock-up period
(RMB)
4	Beijing Jingcheng Machinery Electric Company Limited (187.HK) (600860.SH)	16 November 2022	Not lower than the company’s audited net asset value per share attributable to the ordinary shareholders of the Company as at the end of the latest period preceding the issuance of A share to specific targets	Not Specified	no more than 35 specific investors (including a connected subscriber)	18 months for the connected subscriber and 6 months for other subscribers

5	Zhejiang Shibao Company Limited (1057.HK) (002703.SZ)	18 October 2022	N/A	Not Specified	no more than 35 specific investors	6 months

6	Guolian Securities Co., Ltd. (1456.HK) (601456.SH)	28 September 2022	Not lower than the company’s latest audited net asset value per Share attributable to the shareholders of the company	Not Specified	no more than 35 specific investors	6 months

7	Air China Limited (753.HK) (601111.SH)	02 August 2022	Not lower than the Company’s audited net assets per share attributable to ordinary shareholders of the parent company as at the end of the most recent period prior to the pricing benchmark date	Not Specified	no more than 35 specific investors (including a connected subscriber)	18 months for the connected subscriber and 6 months for other subscribers

8	Flat Glass Group Co., Ltd. (6865.HK) (601865.SH)	01 June 2022	N/A	Not Specified	no more than 35 specific investors	6 months

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Additional basis for A
	Company Name	Announcement	Shares issue price (other
No.	(Stock code)	Date	than the Pricing Criteria)	Issue price	Subscriber	Lock-up period
(RMB)

9	Shandong Gold Mining Co., Ltd. (1787.HK) (600547.SH)	02 June 2022	Not lower than the company’s net assets per Share attributable to ordinary shareholders of the parent company as shown in the latest audited annual accounts of the company before the issuance of A shares to specific targets	Not Specified	no more than 35 specific investors	6 months

10	Dongjiang Environmental Company Limited (895.HK) (002672.SZ)	27 May 2022	Note lower than the net asset value per share attributable to ordinary shareholders of the parent as set out at the audited consolidated financial statements of the company for the latest period prior to the issuance of A shares	Not Specified	no more than 35 specific investors (including a connected subscriber)	18 months for the connected subscriber and 6 months for other subscribers

	The Company (1055.HK) (600029.SH)	31 May 2023	Not lower than the Company’s most recent audited net asset value per share	Not Specified	no more than 35 specific investors (including CSAH)	36 months for CSAH Holding and 6 months for other subscribers

Source: Website of the Stock Exchange (http://www.hkex.com.hk/)

Based on our review, we noted that the basis for issue price for the Transaction Comparables follows the Administrative Measures, which requires that the issue price to be not less than 80% of the average trading price of the A shares during the 20 trading days preceding the pricing benchmark date. In addition to the Pricing Criteria, we noticed that the pricing mechanism of seven out of ten Transaction Comparables included additional pricing basis, being the latest audited net asset value per share attributable to shareholders of the company, representing the minimum issue price in the event that the market price of A shares trades below their net asset value per share.

In respect of the lock-up period of the Transaction Comparables, except for transactions no. 4, no. 7 and no. 10 which involved a lock-up period of 18 months for connected subscribers and six months for all other subscribers, other Transaction Comparables involved a lock-up period of six months for all subscribers.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The A Shares to be subscribed by CSAH under the A Share Issuance shall be subject to a lock-up period (the “CSAH Lock-up Period”) of 36 months from the date of completion of the issuance of the A Shares. The CSAH Lock-up Period is longer than the lock-up period requirement of six months of subscriptions by subscribers who were independent third parties of the A Share Issuance and of the Transaction Comparables. It also fulfilled the regulatory requirements of the 18-month lock-up period. Therefore, we are of the view the CSAH Lock-up Period is no less favourable to the Company than those of the Transaction Comparables and to the subscribers who are independent third parties under the A Share Issuance. In addition, it represents CSAH’s faith in the future development of the Group and its long-term commitment in the Group.

Based on the above, we consider that the terms of the A Share Subscription Agreement are on normal commercial terms or better and fair and reasonable so far as the Independent Shareholders are concerned.

5.	H Share Issuance

On 31 May 2023, the Company entered into the H Share Subscription Agreement with Nan Lung (a wholly-owned subsidiary of CSAH), pursuant to which the Company shall issue and Nan Lung shall subscribe in cash for not more than 855,028,969 new H Shares at the H Share Subscription Price, representing not more than 20% of the number of issued H Shares as at the date of the 2021 annual general meeting of the Company on which the General Mandate was approved, and raising gross proceeds of not more than HK$2,900 million (including HK$2,900 million) (equivalent to approximately RMB2,621 million) which will be utilised to supplement the general working capital of the Company.

5.1	Principal terms of the H Share Subscription Agreement

The terms of the H Share Subscription Agreement are set out in the section headed “II. Proposed Share Issuance and Connected Transactions in respect of Proposed Share Issuance – 2. H Share Issuance – H Share Subscription Agreement” in the Letter from the Board. The major terms are set out as follows:

Date:	31 May 2023

Parties:	(1) The Company, as the issuer

(2) Nan Lung, a wholly-owned subsidiary of CSAH, as the subscriber

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Number of new H Shares to be issued:	The Company will issue under the General Mandate and Nan Lung will subscribe for not more than 855,028,969 new H Shares (including 855,028,969 H Shares), representing not more than 20% of the number of issued H Shares as at the date of the 2021 annual general meeting of the Company on which the General Mandate was approved, and raising gross proceeds of not more than HK$2,900 million (including HK$2,900 million) (equivalent to approximately RMB2,621 million). With reference to the illustrative H Share Subscription Price of HK$4.98 as mentioned below, the Company, for illustrative purpose only, may issue 582,329,317 new H Shares.

If the H Share Subscription Price is adjusted due to ex-right events including bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the Board Meeting Date to the date of issuance of the new H Shares, the number of new H Shares to be issued will be adjusted accordingly.

Lock-up period:	Nan Lung undertakes that the new H Shares to be subscribed for by Nan Lung shall not be listed or traded on any stock exchange or transferred within 36 months from the completion date of the issuance thereof, except for the transfer of the new H Shares to a wholly-owned or controlled (either directly or indirectly) subsidiary of CSAH as permitted by the laws of the PRC, other laws applicable to the Company and the listing rules of the stock markets where the Company is listed. The said transferee will be subject to the same lock-up period described above immediately and until expiry of such lock-up period. If the respective requirements of the CSRC and the stock markets where the Company is listed regarding the lock-up period are different from the terms of the H Share Subscription Agreement, Nan Lung should comply with the respective requirements of the CSRC and the stock markets where the Company is listed.

During the abovementioned lock-up period, if Nan Lung creates a charge or any other security interests over all or part of the new H Shares Nan Lung would obtain pursuant to the proposed H Share Issuance, and where creation of such charge or other security interests would necessitate a transfer of the mentioned new H Shares, Nan Lung warrants that the transferee would be subject to the same lock-up period described above.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

H Share Subscription Price:	The H Share Subscription Price shall be the higher of (i) the average trading price of the H Shares as quoted on the Stock Exchange in the 20 Hong Kong trading days immediately prior Board Meeting Date, and (ii) the latest audited net asset value per Share attributable to equity shareholders of the Company in HK$ calculated based on the median exchange rate announced by the People’s Bank of China on the Board Meeting Date for the new H Shares (HK$1 = RMB0.90372) (rounded up to the nearest two decimal places) as at the issuance of the new H Shares.

The average trading price of the H Shares in the 20 Hong Kong trading days preceding the Board Meeting Date equals to the total trading amount of H Shares traded in the 20 Hong Kong trading days preceding the Board Meeting Date divided by the total volume of H Shares traded in the 20 Hong Kong trading days preceding the Board Meeting Date. Where there are any ex-right or ex-dividend events, including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve, during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of such new H Shares, the abovementioned audited net asset value per Share attributable to equity shareholders of the Company will be adjusted accordingly.

The average trading price of the H Shares in the 20 Hong Kong trading days preceding the Board Meeting Date is HK$4.98 per Share. As at 31 December 2022, the audited net asset value per Share attributable to equity shareholders of the Company was RMB2.28 per Share (equivalent to approximately HK$2.53 per Share).

Based on the abovementioned pricing principles and the information available to the Company as at the Latest Practicable Date, the illustrative H Share Subscription Price is HK$4.98 per H Share.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

However, the final H Share Subscription Price shall be determined with reference to the latest audited net asset value per Share attributable to equity shareholders of the Company as at the issuance of the new H Shares. If the H Share Issuance takes place after the publication of the annual results of the Company for the year ending 31 December 2023, the H Share Subscription Price shall be the higher of HK$4.98 per H Share and the audited net asset value per Share attributable to equity shareholders of the Company as at 31 December 2023. The subscription under the H Share Subscription Agreement shall be made in full by Nan Lung and the consideration shall be satisfied in cash, which will be funded by own funds of Nan Lung or self-raised funds legally obtained by Nan Lung.

Where there are ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the Board Meeting Date to the date of issue of the new H Shares, the H Share Subscription Price shall be adjusted in view of the ex-right or ex-dividend events. The adjustment methods are set out as follows:

(1) When distributing cash dividends only, the adjustment formula will be: P1 = P0 – D

(2) When issuing bonus shares or capitalising capital reserve, the adjustment formula will be: P1 = P0/(1 + N)

(3) When conducting rights issue, the adjustment formula will be: P1 = (P0 + A × K)/(1 + K)

(4)   When distributing cash dividends, issuing bonus shares or capitalising capital reserve, and conducting rights issue were performed simultaneously, the adjustment formula will be: P1 = (P0 – D + A × K)/(1 + K + N)

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

whereas P0 represents the issue price before adjustment, P1 represents the adjusted issue price, D represents cash dividends per Share, N represents the number of bonus shares per Share or number of Shares resulting from capitalisation of capital reserve to be issued for each Share, K represents the number of rights shares to be issued for each Share, and A represents the subscription price of the rights shares.

As at the Latest Practicable Date, the Company has no intention to conduct any ex-right or ex-dividend event prior to the H Share Issuance.

In addition, pursuant to Rule 13.36(5) of the Listing Rules, the H Share Subscription Price shall not represent a discount of 20% or more to the higher of (i) the closing price of the H Shares on the date of the H Share Issuance being approved by the Board (i.e. 31 May 2023), and (ii) the average closing price of the H Shares in the five trading days immediately prior to the date of such Board’s approval. Accordingly, the H Share Subscription Price in any event shall be higher than HK$3.744 per H Share, which represents a discount of 20% of the higher of:

(1)   the closing price of HK$4.51 per H Share quoted on the Stock Exchange on the date of the H Share Subscription Agreement; and

(2)   the average closing price of HK$4.68 per H Share as quoted on the Stock Exchange for the five trading days immediately prior to the date of the H Share Subscription Agreement.

Despite any subsequent corporate events which may lead to an adjustment in the H Share Subscription Price, the Company will take all actions in its power to monitor and control these corporate events so as to ensure that (i) the final H Share Subscription Price is higher than HK$3.744 per H Share; and (ii) the number of new H Shares to be issued will not exceed 855,028,969 H Shares, being the maximum number of H Shares to be issued under the General Mandate. If any corporate event may cause the H Share Issuance to fail to meet the abovementioned requirements, the Company will re-comply with the Listing Rules where necessary.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

5.2	Analysis of the principal terms of the H Share Subscription Agreement

In order to assess the fairness and reasonableness of the principal terms of the H Shares Subscription Agreement, we have performed the following analysis:

(i)	Review of the historical H Share closing prices

We have analysed the historical closing prices of the H Share during the Historical Price Period, being a period covering one year prior to the Latest Practicable Date which we consider a reasonable and sufficient period to provide a general and fair overview of the recent trend of the closing price of the A Shares free from the influence of, if any, short term market volatility when assessing the issue price of the A Share. The following share price chart of the Company illustrates the daily closing price of the H Share as quoted on Stock Exchange during the Historical Price Period against the illustrative H Share Subscription Price of HK$4.98 per H Share:

During the Historical Price Period, the H Shares were traded within the range of HK$3.90 per H Share and HK$5.93 per H Share, with an average closing price of approximately HK$4.74 per H Share. The lowest closing price of approximately HK$3.90 per H Share was recorded on 12 May 2022 and the highest closing price of approximately HK$5.93 per H Share was recorded on 2 March 2023.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The closing prices of the H Shares generally showed fluctuation within the range between HK$3.90 per H Share and HK$4.69 per H Share from May 2022 to November 2022. Since December 2022, the closing prices of the H Shares started to exhibit a general increasing trend before reaching the highest closing price of the H Shares at HK$5.93 per H Share on 2 March 2023 after the release of the key operating data on 15 February 2023 demonstrating the significant increase in passenger traffic in January 2023. The closing price of the H Shares remained at similar level before entering into a downward trend since April 2023 following (i) the publication of the annual results announcement for FY2022 on 28 March 2023 and (ii) the announcement of the approval by the Board for the proposed spin-off and listing of China Southern Air Logistics Company Limited (a non-wholly owned subsidiary of the Company) on the same day. The closing price of the H Share subsequently decreased from HK$5.84 per H Share on 4 April 2023 to HK$4.51 per H Share on the Board Meeting Date.

It is noted that the illustrative H Share Subscription Price of HK$4.98 per H Share is within the range of the lowest and highest closings prices of the H Shares, and represents a premium of approximately 27.7% over the lowest closing price of the H Shares, a discount of approximately 16.0% to the highest closing price of the H Shares and a premium of approximately 5.1% over the average closing price of the H Shares during the Historical Price Period. Furthermore, the illustrative H Share Subscription Price represents:

(i)	a premium of approximately 10.4% over the closing price of HK$4.51 per H Share as quoted on the Stock Exchange on the Board Meeting Date;

(ii)	a premium of approximately 6.4% over the average closing price of HK$4.68 per H Share as quoted on the Stock Exchange for the five trading days immediately prior to the Board Meeting Date;

(iii)	a premium of approximately 2.9% over the average closing price of HK$4.84 per H Share as quoted on the Stock Exchange for the ten trading days immediately prior to the Board Meeting Date; and

(iv)

a premium of approximately 96.8% over the audited net asset value per Share attributable to equity shareholders of the Company of approximately RMB2.28 (equivalent to approximately HK$2.53) as at 31 December 2022 in accordance with IFRS.

(ii)	Comparison with comparable issuances

To further assess the fairness and reasonableness of the principal terms of the H Shares Subscription Agreement, we have searched on the website of the Stock Exchange for transactions regarding subscription of H shares by connected person(s) as announced by companies whose H shares are listed on the Stock Exchange during the Historical Price Period. However, we could not identify any comparable issuances based on the aforesaid criteria. Alternatively, we have performed our analysis on the share prices of comparable companies as below.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(iii)	Comparison with Industry Comparables

We attempted to perform a trading multiples analysis of price-to-earnings (“P/E”) ratio and price-to-book (“P/B”) ratio of comparable companies which are the most common approaches adopted by the investment community in valuing entities. Given the Group is principally engaged in provision of air transportation service in the PRC, we have conducted a search for comparable companies which are (i) listed on the Stock Exchange; and (ii) principally engaged in provision of air transportation service in the PRC and the Asia Pacific region. To the best of our knowledge and as far as we are aware of, we have identified three comparable companies (the “Comparable Companies”). As the Group and the Comparable Companies recorded net losses for FY2022, no P/E ratio analysis can be performed in this regard. As the civil aviation service industry is capital-intensive in nature, we consider that it is also appropriate to compare the P/B ratio of the Comparable Companies with the implied P/B ratio of the illustrative H Share Subscription Price. Set out below is summary of the P/B ratio analysis:

Company Name (Stock code)	Closing share price as at the Board Meeting Date		Net asset value per share (Note 1)	P/B ratio (Note 2)
	(HK$)		(HK$)	(times)
Cathay Pacific Airways Limited (293.HK)	7.14		9.92	0.72
China Eastern Airlines Corporation Limited (670.HK)	2.64		1.56	1.69
Air China Limited (753.HK)	5.95		1.62	3.68
			Maximum	3.68
			Minimum	0.72
			Median	1.69
			Average	2.03
			2.53
			(equivalent to
			approximately
the Company (1055.HK)	4.98	(Note 3)	RMB2.28)	1.97	(Note 4)

Source: Website of the Stock Exchange (http://www.hkex.com.hk/)

Notes:

1.

Net asset value per share refers to net assets attributable to the owners of the company reported in the respective company’ latest published annual report prepared in accordance with the IFRS or Hong Kong Financial Reporting Standards divided by the total number of shares in issue of the respective Comparable Companies as at the Board Meeting Date. For illustration purpose, the figures are adjusted for the respective RMB to HK$ median exchange rate of HK$1=RMB0.90372 announced by the People’s Bank of China on the Board Meeting Date.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

2.

The historical P/B ratio of the Comparable Companies are calculated based on their respective closing price as at the Board Meeting Date divided by the respective net asset value per share attributable to equity shareholders of the Comparable Companies.

3.	The illustrative H Share Subscription Price.

4.	The implied P/B ratio of the Company as at the Board Meeting Date is calculated based on the illustrative H Share Subscription Price divided by the IFRS NAV per Share.

As set out in the table above, the historical P/B ratio of the Comparable Companies ranged from approximately 0.72 times to approximately 3.68 times, with a median of approximately 1.69 times and an average of approximately 2.03 times. We noted that the implied P/B ratio of the illustrative H Share Subscription Price of approximately 1.97 times lies within the range of the P/B ratio of the Comparable Companies and it is higher than the median of that of the Comparable Companies, but it is slightly below the average of that of the Comparable Companies. We consider that the illustrative H Share Subscription Price to be favourable to the Independent Shareholders.

Taking into account of the above and that the H Share Subscription Price will not be lower than the latest audited net asset value per Share attributable to equity shareholders of the Company as at the issuance of the new H Shares, we consider that the H Share Subscription Price to be fair and reasonable so far as the Independent Shareholders are concerned.

Based on the above, we are of the opinion that the terms of the H Shares Subscription Agreement are on normal commercial terms and fair and reasonable so far as the Independent Shareholders are concerned.

7.	Financial effects of the Proposed Share Issuance

(i)	Cashflow

According to the 2022 Annual Report, the Group had cash and bank balances as at 31 December 2022 of approximately RMB19,889 million. Upon completion of the Proposed Share Issuance (the “Completion”) and save for the expenses in relation to the Proposed Share Issuance, the cash position of the Group will be improved as the Proposed Share Issuance will increase the cash position of the Group by a maximum amount of approximately RMB20,121 million (i.e. aggregate of the maximum proceeds from the A Share issuance of approximately RMB17,500 million and that from the H Share Issuance of approximately HK$2,900 million (equivalent to approximately RMB2,621 million)). Accordingly, the cash position, net current assets and current ratio of the Company are expected to be improved upon Completion.

(ii)	Earnings

Save for the expenses in relation to the Proposed Share Issuance, the Proposed Share Issuance will not have any immediate material impact on the earnings of the Company.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(iii)	Net Asset Value

Upon Completion and save for the expenses in relation to the Proposed Share Issuance, the total assets of the Company will increase. Accordingly, there will be a positive impact on the NAV of the Group. Furthermore, as the A Share Subscription Price and the H Share Subscription Price will not be lower than the net assets value per share attributable to ordinary shareholders of the parent company, net assets value per share attributable to ordinary shareholders of the parent company will also be enhanced.

(iv)	Gearing

According to the 2022 Annual Report, the gearing ratio of the Group as at 31 December 2022, as derived by total borrowings over the total equity of the Group as at 31 December 2022, was approximately 216%. Upon Completion, the total equity of the Group will increase, while the total borrowings of the Group remain unchanged. Thus, the gearing ratio of the Group will decrease upon Completion.

Based on the above, the Proposed Share Issuance would have an overall positive effect on the financial position of the Group in terms of cashflow, net asset value, and gearing upon completion. On such basis, we are of the view that the Proposed Share Issuance is in the interests of the Company and the Shareholders as a whole.

It should be noted that the aforementioned analyses are for illustrative purpose only and do not purport to represent how the financial results and the financial position of the Group will be upon the Completion.

8.	Potential effect on the shareholding of the Company

As set out in the table showing the shareholdings changes of the Company under the section headed “II. Proposed Share Issuance and Connected Transactions in respect of Proposed Share Issuance – 6. Shareholding Structure of the Company” as contained in the Letter from the Board, the shareholding of the existing public Shareholders as at the Latest Practicable Date was approximately 33.48%, comprising the A Shares and the H Shares held by existing public Shareholders.

The number of shares to be issued under the Proposed Share Issuance (including the CSAH A Share Subscription and the Nan Lung H Share Subscription) will be not more than 6,291,298,288 Shares (comprising not more than 5,436,269,319 new A Shares and 855,028,969 new H Shares), representing: (i) approximately 34.72% of the Company’s existing Shares in issue and (ii) approximately 25.77% of its enlarged total Shares in issue upon Completion.

The following table sets out the shareholding structure of the Company as at the Latest Practicable Date and immediately after completion of the Proposed Share Issuance (assuming a maximum of 5,436,269,319 new A Shares and 855,028,969 new H Shares are fully subscribed and issued):

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Class of Shares	As at the Latest Practicable Date

Immediately after completion of the
Proposed Share Issuance (assuming a
maximum of  5,436,269,319 A Shares and

855,028,969 H Shares are fully subscribed
and none of the outstanding A Share

Convertible Bonds is converted) (Note2  and 3)

Immediately after completion of the
Proposed Share Issuance (assuming a
maximum of  5,436,269,319 A Shares and

855,028,969 H Shares are fully subscribed

and the outstanding A Share Convertible

Bonds are fully converted) (Note2 and  3)

	number of shares	percentage ratio (%)	number of shares	percentage ratio (%)	number of shares	percentage ratio (%)
CSAH (A Shares)	9,404,468,936	51.90%	12,510,908,546	51.25%	12,510,908,546	49.32%
Nan Lung (H Shares) (Note1)	2,648,836,036	14.62%	3,503,865,005	14.35%	3,503,865,005	13.81%
Public Shareholders
A Shares	4,072,438,942	22.47%	6,402,268,651	26.23%	7,357,912,735	29.00%
H Shares	1,995,161,272	11.01%	1,995,161,272	8.17%	1,995,161,272	7.86%

Total	18,120,905,186	100%	24,412,203,474	100%	25,367,847,558	100%

Notes:

1.	The H Shares held by Nan Lung include 31,150,000 H Shares directly held by Perfect Lines (Hong Kong) Limited, a wholly-owned subsidiary of Nan Lung.

2.

Assuming that CSAH subscribes for new A Shares in the amount of RMB10,000 million and the other specific investors subscribe for new A Shares in the amount of RMB7,500 million, a maximum of 3,106,439,610 new A Shares will be issued by the Company to CSAH and 2,329,829,709 new A Shares will be issued by the Company to other specific investors.

3.

As at the Latest Practicable Date, the A Share Convertible Bonds with a nominal value of RMB5,896,324,000 were outstanding. Assuming the outstanding A Share Convertible Bonds are fully converted based on the conversion price of RMB6.17 per Share, the Company may issue approximately 955,644,084 A Shares.

Assuming there are no other changes to the total issued share capital of the Company other than the Proposed Share Issuance from the Latest Practicable Date to the date of the Completion and the maximum number of A Shares under the A Share Issuance and maximum number of H Shares under the H Share Issuance are issued in full, upon Completion, the shareholding percentage of CSAH in the Company will decrease slightly from approximately 51.90% to approximately 51.25% and that of Nan Lung will decrease slightly from approximately 14.62% to 14.35%.

The existing public shareholders of the H Shares will decrease from approximately 11.01% to approximately 8.17%, the shareholding of the existing public shareholders of the A Shares (excluding the A Shares to be held by the other specific investors of the A Shares under the A Share Issuance) will decrease from approximately 22.47% to approximately 16.68% and the shareholdings of the existing public shareholders of A Shares and H Shares in aggregate will decrease from approximately 33.48% to approximately 24.85%.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As advised by the Company, based on the issue structure of the Proposed Share Issuance and the subscription conditions of recent non-public issuance by other issuers operating substantially the same business as the Company, it is expected that it is unlikely there will be other specific investors subscribing more than 10% of the Company’s issued Shares. Therefore, the shareholding held by the public Shareholders will be maintained at approximately 34.40% upon Completion assuming the new Shares under Proposed Share Issuance are subscribed and issued in full.

Based on the Reference Issue Price of the A Shares of not less than RMB5.51 per A Share and the illustrative H Share Subscription Price of HK$4.98 per H Share, the Company may, for illustrative purpose, issue 3,176,043,557 new A Shares and 582,329,317 new H Shares, such that the total number of Shares will increase to 21,879,278,060 Shares. Under this scenario, upon Completion, the shareholding of the existing public shareholders of the H Shares will be approximately 9.12% and the shareholding of the existing public shareholders of the A Shares (excluding the A Shares to be held by the other specific investors of the A Shares under the A Share Issuance) will be approximately 18.61%, and the shareholdings of the existing public shareholders of A Shares and H Shares in aggregate will be approximately 27.73%.

Having considered (a) the availability of the raised funds from the Proposed Share Issuance will be used for (i) the part settlement of the purchase price of the Airbus Aircraft which would consolidate the Company’s foundation of business development, strengthen the Company’s core competitiveness and profitability by optimizing its fleet structure; and (ii) funding the working capital requirements of the Group to ensure the its smooth operation to promote the sustained and rapid growth of the Company’s principal business; and (b) with the increase in equity capital of approximately RMB20,121 million upon Completion, the IFRS NAV per Share will increase from approximately RMB2.28 per Share (equivalent to approximately HK$2.53 per Share) and to approximately RMB2.51 per Share (equivalent to approximately HK$2.78 per Share), we are of the view that the above merits outweigh the dilution impact to the shareholding of the existing public Shareholders and thus, we consider the fundraising structure of the Proposed Share Issuance is fair and reasonable and in the interest of the public Shareholders.

On the other hand, as analysed in the Letter from the Board, in light of the fact that (i) the actual number of H Shares originally held and traded by the public shareholders in the market will not be reduced after the Completion; (ii) the total market capitalisation of the H Shares as at the date of the Board resolutions approving the Proposed Share Issue was approximately HK$20,944 million, which should provide a sufficient large market base to allow an open market for trading of the Shares; (iii) the shareholding of the H Share public shareholders will be 9.12% based on the illustrative scenario which would still account for a significant portion of shareholding in public hands, we are of the view that there will be an open market for the H Shares upon Completion.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

RECOMMENDATIONS

Having considered the above principal factors and reasons, we consider that the entering into of the Share Subscription Agreements, though not in the ordinary and usual course of business of the Group, is in the interests of the Company and the Shareholders as a whole and the terms of the Share Subscription Agreements are on normal commercial terms and fair and reasonable so far as the Independent Shareholders are concerned.

We therefore advise the Independent Board Committee to advise the Independent Shareholders to vote in favour of the resolution to be proposed at the EGM and the Class Meetings to approve the Share Subscription Agreements and we recommend the Independent Shareholders to vote in favour of the resolutions in this regard.

Yours faithfully, For and on behalf of Octal Capital Limited
Alan Fung	Louis Chan
Managing Director	Director

Note:

Mr. Alan Fung has been a responsible officer of Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities since 2003. Mr. Fung has more than 28 years of experience in corporate finance and investment banking and has participated in and completed various advisory transactions in respect of mergers and acquisitions, connected transactions and transactions subject to the compliance to the Takeovers Code of listed companies in Hong Kong.

Mr. Louis Chan has been a responsible officer of Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities since 2008. Mr. Chan has more than 20 years of experience in corporate finance and investment banking and has participated in and completed various advisory transactions in respect of mergers and acquisitions, connected transactions and transactions subject to the compliance to the Takeovers Code of listed companies in Hong Kong.

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

CHINA SOUTHERN AIRLINES COMPANY LIMITED

REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING

ACTIVITIES AS OF 31 MARCH 2023

According to the Guideline on the Application of Regulatory Rules – Issue Category No. 7 (《監管規則適用指引－發行類第 7號》) issued by the China Securities Regulatory Commission, the use of the proceeds from previous fund raising activities as of 31 March 2023 of China Southern Airlines Company Limited (hereinafter referred to as “China Southern Airlines” or the “Company”) is reported as follows:

I.	BASIC INFORMATION OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

(I)	Actual Amount of Proceeds Raised and the Time of Receipt

1.	Proceeds from Non-public Issuance of A Shares and Non-public Issuance of H Shares in 2020

(1)	Proceeds from Non-public Issuance of A Shares in 2020

As approved by the Approval on the Non-public Issuance of Shares of China Southern Airlines Company Limited (Zheng Jian Xu Ke [2020] No. 918) issued by the China Securities Regulatory Commission (hereinafter referred to as “CSRC”), China Southern Airlines issued 2,453,434,457 A Shares by way of non-public issuance to China Southern Air Holding Company Limited (hereinafter referred to as “CSAH”) at an issue price of RMB5.21 per share on 11 June 2020. The gross proceeds from the issuance was RMB12,782,393,520.97, and after deduction of sponsorship and underwriting expenses of RMB2,000,000.00 (VAT inclusive), the actual net subscription amount in cash received was RMB12,780,393,520.97. After deduction of other issuance expenses (VAT inclusive) paid by the Company of RMB4,308,207.55 in total, the actual net proceeds raised was RMB12,776,085,313.42.

The proceeds was received on 11 June 2020. KPMG Huazhen (SGP) inspected the availability of the proceeds and issued a capital verification report (KPMG Huazhen Yan Zi No. 2000486) on 12 June 2020.

(2)	Proceeds from Non-public Issuance of H Shares in 2020

As approved by the Approval on Issuance of Overseas Listed Foreign Shares by China Southern Airlines Company Limited (Zheng Jian Xu Ke [2020] No. 547) issued by the CSRC, China Southern Airlines issued 608,695,652 H Shares by way of non-public issuance to Nan Lung Holding Limited (hereinafter referred to as “Nan Lung Holding”) at an issue price of HK$5.75 per share on 15 April 2020. The gross proceeds of HK$3,499,999,999.00 was all received on 15 April 2020, and converted into RMB3,178,664,999.09 based on the middle exchange rate for Hong Kong dollar to Renminbi on 15 April 2020 (HK$1 = RMB0.90819). In addition, after deduction of issuance expenses, being equivalent to RMB3,570,544.56, the net proceeds raised was RMB3,175,094,454.53.

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

The proceeds were received on 15 April 2020. KPMG Huazhen (SGP) inspected the availability of the proceeds and issued a capital verification report (KPMG Huazhen Yan Zi No. 2000406) on 28 April 2020.

2.	Proceeds from Public Issuance of A Share Convertible Bonds in 2020

As approved by the Approval on Public Issuance of Convertible Bonds by China Southern Airlines Company Limited (Zheng Jian Xu Ke [2020] No. 2264) issued by the CSRC, China Southern Airlines publicly issued a total of 160,000,000 A Share convertible corporate bonds (hereinafter referred to as the “Convertible Bonds”) with a nominal value of RMB100.00 each. The gross proceeds from the issuance were RMB16,000,000,000.00, and after deduction of sponsorship and underwriting expenses of RMB17,691,726.00 (VAT inclusive), the actual net subscription amount in cash received was RMB15,982,308,274.00. After deduction of other issuance expenses (VAT inclusive) payable by the Company of RMB2,704,354.28 in total, the actual net proceeds raised was RMB15,979,603,919.72.

The proceeds were received on 21 October 2020. KPMG Huazhen (SGP) inspected the availability of the proceeds and issued a capital verification report (KPMG Huazhen Yan Zi No. 2000749) on 21 October 2020.

3.	Proceeds from Non-public Issuance of A Shares and Non-public Issuance of H Shares in 2022

(1)	Proceeds from Non-public Issuance of A Shares in 2022

As approved by the Approval on the Non-public Issuance of Shares of China Southern Airlines Company Limited (Zheng Jian Xu Ke [2022] No. 2287) issued by the CSRC, China Southern Airlines issued 803,571,428 A Shares by way of non-public issuance to CSAH at an issue price of RMB5.60 per share on 10 November 2022. The gross proceeds from the issuance were RMB4,499,999,996.80, and after deduction of sponsorship and underwriting expenses of RMB1,800,000.00 (VAT inclusive), the actual net subscription amount in cash received was RMB4,498,199,996.80. In addition, after deduction of other issuance expenses (VAT inclusive) payable by the Company of RMB2,196,679.71 in total, the actual net proceeds raised were RMB4,496,003,317.09.

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

The proceeds were received on 10 November 2022. Baker Tilly China Certified Public Accountants LLP inspected the availability of the proceeds and issued a capital verification report (Baker Tilly Yan Zi [2022] No. 44587) on 11 November 2022.

(2)	Proceeds from Non-public Issuance of H Shares in 2022

As approved by the Approval on Issuance of Overseas Listed Foreign Shares of China Southern Airlines Company Limited (Zheng Jian Xu Ke [2022] No. 497) issued by the CSRC, China Southern Airlines issued 368,852,459 H Shares by way of non-public issuance to Nan Lung Holding at an issue price of HK$4.88 per share on 10 August 2022. The gross proceeds of HK$1,799,999,999.92 were all received before 10 August 2022, and converted into RMB1,550,393,999.93 based on the middle exchange rate for Hong Kong dollar to Renminbi on the date of issuance of 10 August 2022 (HK$1 = RMB0.86133). In addition, after deduction of issuance expenses, being equivalent to RMB1,510,377.92, the actual net proceeds raised were RMB1,548,883,622.01.

The proceeds were received on 9 August 2022. Baker Tilly China Certified Public Accountants LLP inspected the availability of the proceeds and issued a capital verification report (Baker Tilly Yan Zi [2022] No. 38729) on 8 September 2022.

(II)	Deposit of Proceeds Raised

China Southern Airlines has opened special accounts for proceeds raised in accordance with the Shanghai Stock Exchange Share Listing Rules (《上海證券交易所股票上市規則》), No. 2 Regulatory Guidance on Listed Companies – Regulatory Requirements for Management and Use of Raised Funds (《上市公司監管指引第2號 –上市公司募集資金管理和使用的監管要 求》), Guidelines for Self-regulation of Listed Companies on the Shanghai Stock Exchange No. 1 – Regulated Operation (《上海證券交易所上市公司自律監管指引第 1號–規範運作》) and Use and Management System of Raised Funds of China Southern Airlines Company Limited (《中國南方航空股份有限公司募集資金使用與管理制度》 ) (hereinafter referred to as the “Raised Funds Management System ”) of the Company, and set out provisions on the deposit and utilization of proceeds raised, project implementation management, investment project changes and supervision of utilisation of proceeds raised.

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

1.	Information of Deposit of Proceeds from Non-public Issuance of A Shares in 2020

Upon receipt of the proceeds, China Southern Airlines set up special accounts for the proceeds at Foshan Branch of China Everbright Bank Company Limited, Sub-branch of the Guangzhou based on the actual needs of projects financed by the proceeds. The proceeds would be earmarked for intended purposes. China Southern Airlines and the sponsor China International Capital Corporation Limited (hereinafter referred to as “CICC”) signed a Tripartite Supervision Agreement on Proceeds Raised with China Everbright Bank Company Limited Guangzhou Branch on 12 June 2020. On 13 October 2020, the 8th session of the board of directors of China Southern Airlines reviewed and approved the addition of Southern Airlines Nansha Finance Leasing (Guangzhou) Co., Ltd. (hereinafter referred to as “Nansha Leasing Company”), a wholly-owned subsidiary of China Southern Airlines, as an implementation entity of the project “Procurement of 31 Aircraft” to be financed by the proceeds from the Non-public Issuance of A Shares in 2020, which means China Southern Airlines and Nansha Leasing Company would act as the joint implementation entities of the above project. On 22 October 2020, China Southern Airlines, Nansha Leasing Company, the sponsor CICC and China Everbright Bank Company Limited Guangzhou Branch signed a Four-Party Supervision Agreement on Special Account Keeping for Proceeds Raised. Nansha Leasing Company opened a special account at Guangzhou Tianhe Sub-branch, a subordinate branch of China Everbright Bank Company Limited Guangzhou Branch, for the proceeds from the Non-public Issuance of A Shares in 2020. All proceeds raised from the Non-public Issuance of A Shares in 2020 and allocated based on the payment schedule regarding Nansha Leasing Company’s aircraft introduction were temporarily deposited in the special account for the proceeds.

As of 31 March 2023, the balance of the special account for proceeds raised is as follows:

				Unit: RMB
Account name	Deposit bank	Bank account number	Way of deposit	Balance
China Southern Airlines Company Limited	China Everbright Bank Company Limited Foshan Branch	38720188000280452	Demand	193,140.52
Southern Airlines Nansha Finance Leasing (Guangzhou) Co., Ltd.	China Everbright Bank Company Limited Guangzhou Tianhe Sub-branch	38650188000188830	Demand	272,593.60
Total				465,734.12

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

In order to improve the efficiency of utilising the proceeds, China Southern Airlines utilised idle proceeds to subscribe for large-value certificate of deposit for corporate purposes and 7-day notice deposit certificate. The details of the above-mentioned investment products for cash management are as follows:

(1)	7-day notice deposit certificate

					Unit: RMB
Account name	Signing bank	Type	Date when interests started accruing	Annual interest rate	Amount
China Southern Airlines	China Everbright	7-day notice	2022/9/27	2.03%	5,000,000.00
Company Limited	Bank Company	deposit	2022/10/27	2.03%	16,200,000.00
	Limited Foshan	certificate	2022/11/24	2.03%	5,200,000.00
	Branch		2023/1/11	2.03%	5,100,000.00
			2023/1/29	2.03%	5,100,000.00
			2023/2/24	2.03%	5,000,000.00
			2023/3/24	2.03%	5,000,000.00
Total					46,600,000.00

(2)	Large-value certificate of deposit

						Unit: RMB
Account name	Issuer	Product name	Product type	Amount	Time limit	Annual interest rate
China Southern Airlines Company Limited	China Everbright Bank Company Limited	Large-value certificate of deposit	Deposit	1,000,000,000.00	2020/6/23-2023/6/23 (can be transferred at any time)	3.90%
		Large-value certificate of deposit	Deposit	559,000,000.00	2020/6/23-2023/6/23 (can be transferred at any time)	3.90%
Total				1,559,000,000.00

2.	Information of Deposit of Proceeds from Public Issuance of A Share Convertible Bonds in 2020

Upon receipt of the proceeds, China Southern Airlines set up special accounts for the proceeds at Foshan Branch of China Everbright Bank Company Limited, Sub-branch of the Guangzhou based on the actual needs of projects to be financed by the proceeds. The proceeds would be earmarked for intended purposes. China Southern Airlines and the sponsor CICC signed the Tripartite Supervision Agreement on Special Account Keeping for Proceeds Raised with China Everbright Bank Company Limited Guangzhou Branch on 21 October 2020. On 13 November 2020, the 8th session of the board of directors of China Southern Airlines reviewed and approved the addition of Nansha Leasing Company, a wholly-owned subsidiary of China Southern Airlines, as an implementation entity of the project of procurement of 11 aircraft in “Purchasing Aircraft and Aviation Equipment and Maintenance” project to be financed by the proceeds from the public issuance of A Share Convertible Bonds in 2020, which means China Southern Airlines and Nansha Leasing Company would act as the joint implementation entities of the above project. On 27 November 2020, China Southern Airlines, Nansha Leasing Company, the sponsor CICC and China Everbright Bank Company Limited Guangzhou Branch signed a Four-Party Supervision Agreement on Special Account Keeping for Proceeds Raised. Nansha Leasing Company opened a special account at Guangzhou Tianhe Sub-branch, a subordinate branch of China Everbright Bank Company Limited Guangzhou Branch, for the proceeds from the public issuance of A Share Convertible Bonds in 2020. All the proceeds raised from the public issuance of A Share Convertible Bonds in 2020 and allocated according to the payment schedule regarding Nansha Leasing Company’s aircraft introduction are temporarily deposited in the special account for the proceeds.

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

As of 31 March 2023, the balance of the special account for proceeds raised were as follows:

				Unit: RMB
Account name	Deposit bank	Bank account number	Way of deposit	Balance
China Southern Airlines Company Limited	China Everbright Bank Company Limited Foshan Branch	38720188000312602	Demand	3,959,917.49
Southern Airlines Nansha Finance Leasing (Guangzhou) Co., Ltd.	China Everbright Bank Company Limited Guangzhou Tianhe Sub-branch	38650188000197684	Demand	10,261.47
Total				3,970,178.96

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

In order to improve the efficiency of utilising proceeds raised, the Company utilised idle proceeds to subscribe for large-value certificate of deposit for corporate purposes and 7- day notice deposit certificate. The details of the above-mentioned investment products for cash management are as follows:

(1)	7-day notice deposit certificate

					Unit: RMB
Account name	Signing bank	Type	Date when interests started accruing	Annual interest rate	Amount
Southern Airlines Nansha Finance Leasing (Guangzhou) Co., Ltd.	China Everbright Bank Company Limited Guangzhou Tianhe Sub-branch	7-day notice deposit certificate	2023/1/13	2.03%	8,760,000.00

(2)	Large-value certificate of deposit

						Unit: RMB
Account name	Issuer	Product name	Product type	Amount	Time limit	Annual interest rate
China Southern Airlines Company Limited	China Everbright Bank Company Limited	Large- value certificate of deposit	Deposit	2,000,000,000.00	2020/10/26-2023/10/26 (can be transferred at any time)	4.00%
		Large- value certificate of deposit	Deposit	1,202,000,000.00	2020/10/26-2023/10/26 (can be transferred at any time)	4.00%
Total				3,202,000,000.00

3.	Information of Deposit of Proceeds from Non-public Issuance of A Shares in 2022

Upon receipt of the proceeds, China Southern Airlines set up special accounts for the proceeds at Guangzhou Baiyun Sub-branch of China CITIC Bank Corporation Limited, the Guangzhou Branch of based on the actual needs of projects financed by the proceeds. The proceeds would be earmarked for intended purposes. China Southern Airlines and the sponsor CICC signed a Tripartite Supervision Agreement on Proceeds Raised with China CITIC Bank Corporation Limited Guangzhou Branch on 10 November 2022. The proceeds were deposited in full in the special account for the proceeds.

As of 31 March 2023, the balance of the special account for proceeds raised is as follows:

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

				Unit: RMB
Account name	Deposit bank	Bank account number	Way of deposit	Balance
China Southern Airlines Company Limited	China CITIC Bank Corporation Limited Guangzhou Baiyun Sub-branch	8110901013001478684	Demand	943,650.36

II.	ACTUAL USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

(I)	Use of Proceeds from Previous Fund Raising Activities

1.	Proceeds from Non-public Issuance of A Shares and Non-public Issuance of H Shares in 2020

(1)	Proceeds from Non-public Issuance of A Shares in 2020

As of 31 March 2023, China Southern Airlines had utilised the proceeds from the Non-public Issuance of A Shares in 2020 of RMB11,570,415,000.31 on an accumulated basis, and the balance of the unutilised proceeds was RMB1,205,670,313.11. As of 31 March 2023, the unredeemed or undue amount of China Southern Airlines’ cash management of idle proceeds was RMB1,605,600,000.00, the balance of the special account for proceeds was RMB465,734.12, and the balance of proceeds totaled RMB1,606,065,734.12 (including interest income generated by depositing the proceeds at bank and the cash management income of idle proceeds totaling RMB400,395,421.01).

(2)	Proceeds from Non-public Issuance of H Shares in 2020

As of 31 March 2023, the proceeds from the Non-public Issuance of H Shares in 2020 had been fully utilised.

2.	Proceeds from Public Issuance of A Share Convertible Bonds in 2020

As of 31 March 2023, China Southern Airlines had utilised the proceeds from the public issuance of A Share Convertible Bonds in 2020 of RMB13,403,914,672.76 on an accumulated basis, and the balance of the unutilised proceeds raised was RMB2,575,689,246.96. As at 31 March 2023, the unredeemed or undue amount of China Southern Airlines’ cash management of idle proceeds was RMB3,210,760,000.00, the balance of the special account for proceeds was RMB3,970,178.96, and the balance of the proceeds totalled RMB3,214,730,178.96 (including interest income generated by depositing the proceeds at bank and the cash management income of idle proceeds totalling RMB639,040,932.00).

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

3.	Proceeds from Non-public Issuance of A Shares and Non-public Issuance of H Shares in 2022

(1)	Proceeds from Non-public Issuance of A Shares in 2022

As of 31 March 2023, the proceeds of RMB4,496,003,317.09 from the non- public issuance of A Shares of China Southern Airlines in 2022 had been fully utilised. As at 31 March 2023, the balance of the special account for proceeds of China Southern Airlines was RMB943,650.36, all of which was the interest income generated by depositing the proceeds at bank.

(2)	Proceeds from Non-public Issuance of H Shares in 2022

As of 31 March 2023, the proceeds from the Non-public Issuance of H Shares in 2022 had been fully utilised.

As of 31 March 2023, for the details of actual use of proceeds from the previous fund raising activities of China Southern Airlines, please refer to the “Comparison Table of Use of Proceeds Raised – Proceeds from the Non-public Issuance of A Shares in 2020” (Schedule 1-1), “Comparison Table of Use of Proceeds Raised – Proceeds from the Non-public Issuance of H Shares in 2020” (Schedule 1-2), “Comparison Table of Use of Proceeds Raised – Proceeds from the Public Issuance of A Share Convertible Bonds in 2020” (Schedule 1-3), “Comparison Table of Use of Proceeds Raised – Proceeds from the Non-public Issuance of A Shares in 2022” (Schedule 1-4) and “Comparison Table of Use of Proceeds Raised – Proceeds from the Non-public Issuance of H Shares in 2022” (Schedule 1-5) attached to this report.

(II)	Changes in Projects Actually Financed by Proceeds from Previous Fund Raising Activities

As of 31 March 2023, the projects to be financed by the proceeds from previous fund raising activities of China Southern Airlines had not changed.

(III)	External Transfer or Replacement of Projects Financed by Proceeds from Previous Fund Raising Activities

1.	Proceeds from Non-public Issuance of A Shares in 2020

The 8th session of the board of directors of China Southern Airlines unanimously passed the Resolution on the Use of Proceeds Raised to Replace the Initial Investment, and agreed to utilise the proceeds of RMB5,273,926,157.75 to replace the self-raised funds initially invested in the projects to be financed by the proceeds during the period from 1 November 2019 to 11 June 2020. KPMG Huazhen (SGP) issued the Verification Report on the Reporting of the Investment Projects with the Utilisation of Self-raised Funds Applied on China Southern Airlines Company Limited (KPMG Huazhen Zhuan Zi No. 2000813). CICC, the sponsor, issued a verification opinion on the Company’s utilisation of the proceeds to replace self-raised funds initially invested in the projects to be financed by the proceeds.

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

As of 23 June 2020, the above replacement of pre-invested self-raised funds with the proceeds had been completed. The specific replacement is as follows:

Unit: RMB’0000

		Amount of	Amount pre- invested with self-raised funds from
	Total investment	the proceeds planned to	1 November 2019 to	Amount to
Project name	amount	be used	11 June 2020	be replaced
Procurement of 31 aircraft	4,025,487.00	927,608.53	177,392.62	177,392.62
Repayment of the Company’s borrowings	448,123.00	350,000.00	350,000.00	350,000.00
Total	4,473,610.00	1,277,608.53	527,392.62	527,392.62

2.	Proceeds from Public Issuance of A Share Convertible Bonds in 2020

The 8th session of the board of directors of China Southern Airlines unanimously passed the Resolution on the Use of Proceeds Raised to Replace the Initial Investment, and agreed to utilise the proceeds of RMB445,608,783.59 to replace the self-raised funds that was initially invested in the projects financed by the proceeds during the period from 15 May 2020 to 30 September 2020. KPMG Huazhen (SGP) issued the Verification Report on the Reporting of the Investment Projects with the Utilisation of Self-raised Funds Applied on China Southern Airlines Company Limited (KPMG Huazhen Zhuan Zi No. 2001017). CICC, the sponsor, issued a verification opinion on the Company’s utilisation of the proceeds to replace self-raised funds initially invested in the projects to be financed by the proceeds.

As of 23 October 2020, the above replacement of pre-invested self-raised funds with the proceeds has been completed. The specific replacement is as follows:

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

Unit: RMB’0000

		Amount of	Amount pre- invested with self-raised funds from
	Total investment	the proceeds planned to	15 May 2020 to 30 September	Amount to be
Project name	amount	be used	2020	replaced
Purchasing aircraft and aviation equipment and maintenance	2,168,601.96	1,057,960.39	34,147.25	34,147.25
Introduction of spare engines	65,553.50	60,000.00	10,413.63	10,413.63
Supplementing working capital	480,000.00	480,000.00	—	—
Total	2,714,155.46	1,597,960.39	44,560.88	44,560.88

3.	Proceeds from Non-public Issuance of A Shares in 2022

China Southern Airlines has not carried out the replacement of the proceeds.

China Southern Airlines has not externally transferred any project financed by the proceeds raised from previous fund raising activities.

(IV)	Description of Use of Idle Proceeds from Previous Fund Raising Activities

1.	Proceeds from Non-public Issuance of A Shares in 2020

On 23 June 2020, the 8th session of the board of directors of China Southern Airlines passed the Resolution on Cash Management of Idle Proceeds Raised, and within 12 months from the date of approval by the board of directors, agreed to the Company’s cash management of part of the idle proceeds from the Non-public Issuance of A Shares of no more than RMB7.5 billion (inclusive). The investment products were 7-day notice deposit certificate and large-value certificate of deposit. According to the use plan of the proceeds raised, 7-day notice deposit certificate and large-value certificate of deposit products with different maturities were matched, and within the above-mentioned limit, the proceeds could be utilised on a rolling basis. On 4 June 2021, the 9th session of the board of directors of China Southern Airlines passed the Resolution on Extending the Use of Idle Proceeds Raised for Cash Management, and agreed to the Company’s extension of the cash management of temporarily idle proceeds from Non-public Issuance of A Shares, with an extension period of 12 months from the date of expiration of the validity period as previously authorised by the board of directors. The temporarily idle proceeds for the extension of cash management, with a maximum of RMB4.8 billion (inclusive), shall be subject to a rolling management within such limit and are invested in 7-day notice deposit certificate, large-value certificate of deposit and other deposit products. On 28 April 2022, the 6th meeting of the 9th session of the board of directors of China Southern Airlines considered and approved the “Proposal on Extension of the Cash Management of Temporarily Idle Proceeds Raised from Non- public Issuance of A Shares and Public Issuance of A Share Convertible Bonds of the Company”, and agreed to the Company’s extension of the cash management of temporarily idle proceeds from Non-public Issuance of A Shares, with an extension period of 12 months from the date of expiration of the validity period as previously authorised by the board of directors. The temporarily idle proceeds for the extension of cash management, with a maximum of RMB1.9 billion (inclusive), shall be subject to a rolling management within such limit and are invested in 7-day notice deposit certificate, negotiable large-value certificate of deposit and other deposit products.

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

As of 31 March 2023, the total unredeemed or undue amount of China Southern Airlines’ cash management with idle proceeds was RMB1,605,600,000.00, of which the principal of large-value certificate of deposit was RMB1,559,000,000.00, and the principal of 7-day notice deposit certificate was RMB46,600,000.00.

2.	Proceeds from Public Issuance of A Share Convertible Bonds in 2020

On 23 October 2020, the 8th session of the board of directors of China Southern Airlines passed the Resolution on Cash Management of Idle Proceeds Raised, and within 12 months from the date of approval by the board of directors, agreed to the Company’s cash management of part of the idle proceeds from the public issuance of A Share Convertible Bonds of no more than RMB10.8 billion (inclusive). The investment products were 7-day notice deposit certificate and large-value certificate of deposit. According to the use plan of the proceeds raised, 7-day notice deposit certificate and large-value certificate of deposit products with different maturities were matched, and within the above-mentioned limit, the proceeds could be utilised on a rolling basis. On 4 June 2021, the 9th session of the board of directors of China Southern Airlines passed the Resolution on Extending the Use of Idle Proceeds Raised for Cash Management, and agreed to the Company’s extension of the cash management of temporarily idle proceeds from public issuance of A Share Convertible Bonds, with an extension period of 12 months from the date of expiration of the validity period as previously authorised by the board of directors. The temporarily idle proceeds for the extension of cash management, with a maximum of RMB9.4 billion (inclusive), shall be subject to a rolling management within such limit and are invested in 7-day notice deposit certificate, large-value certificate of deposit and other deposit products. On 28 April 2022, the 6th meeting of the 9th session of the board of directors of China Southern Airlines considered and approved the “Proposal on Extension of the Cash Management of Temporarily Idle Proceeds Raised from Non-public Issuance of A Shares and Public Issuance of A Share Convertible Bonds of the Company”, and agreed to the Company’s extension of the cash management of temporarily idle proceeds from the Public Issuance of A Share Convertible Bonds, with an extension period of 12 months from the date of expiration of the validity period as previously authorised by the board of directors. The temporarily idle proceeds for the extension of cash management, with a maximum of RMB5.4 billion (inclusive), shall be subject to a rolling management within such limit and are invested in 7-day notice deposit certificate, negotiable large-value certificate of deposit and other deposit products.

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

As of 31 March 2023, the total unredeemed or undue amount of the Company’s cash management with idle proceeds was RMB3,210,760,000.00, of which the principal of large-value certificate of deposit was RMB3,202,000,000.00, and the principal of 7-day notice deposit certificate was RMB8,760,000.00.

(V)	The Unused Proceeds from Previous Fund Raising Activities

1.	Proceeds from Non-public Issuance of A Shares in 2020

As of 31 March 2023, the actual net proceeds of the Company from the Non-public Issuance of A Shares in 2020 was RMB12,776,085,313.42, of which the actual proceeds used was RMB11,570,415,000.31, and the unused proceeds was RMB1,205,670,313.11, representing 9.44% of the net proceeds from previous fund raising activities. The proceeds has not been fully utilised, and the remaining funds will continue to be used in accordance with the committed investment projects.

2.	Proceeds from Public Issuance of A Share Convertible Bonds in 2020

As of 31 March 2023, the actual net proceeds of the Company from the Public Issuance of A Share Convertible Bonds in 2020 was RMB15,979,603,919.72, of which the actual proceeds used was RMB13,403,914,672.76, and the unused proceeds was RMB2,575,689,246.96, representing 16.12% of the net proceeds from previous fund raising activities. The proceeds have not been fully utilised, and the remaining funds will continue to be used in accordance with the committed investment projects.

III.	BENEFITS REALISED FROM PROJECTS FINANCED BY PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

For details of the benefits realised from the projects financed by the proceeds from previous fund raising activities of China Southern Airlines, please refer to the “Comparison Table of Actual Benefits Realised from Projects Financed by Proceeds from Previous Fund Raising Activities – Proceeds from Non-public Issuance of A Shares in 2020” (Schedule 2-1), “Comparison Table of Actual Benefits Realised from Projects Financed by Proceeds from Previous Fund Raising Activities – Proceeds from Non-public Issuance of H Shares in 2020” (Schedule 2-2), “Comparison Table of Actual Benefits Realised from Projects Financed by Proceeds from Previous Fund Raising Activities – Proceeds from Public Issuance of A Share Convertible Bonds in 2020” (Schedule 2-3), “Comparison Table of Actual Benefits Realised from Projects Financed by Proceeds from Previous Fund Raising Activities – Proceeds from Non-public Issuance of A Shares in 2022” (Schedule 2-4), and “Comparison Table of Actual Benefits Realised from Projects Financed by Proceeds from Previous Fund Raising Activities – Proceeds from Non-public Issuance of H Shares in 2022” (Schedule 2-5) attached to this report.

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

IV.	DESCRIPTION OF OPERATION OF ASSETS USED TO SUBSCRIBE FOR SHARES IN PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

No assets were used to subscribe for shares in the proceeds from previous fund raising activities of China Southern Airlines.

V.	COMPARISON BETWEEN USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES AND INFORMATION DISCLOSED IN THE COMPANY’S ANNUAL REPORT

The actual use of proceeds raised by China Southern Airlines from previous fund raising activities is consistent with the relevant content disclosed in the Company’s periodic reports and other information disclosure documents.

VI.	CONCLUSION

The board of directors of China Southern Airlines believes that all of the proceeds from previous fund raising activities has been fully received, and China Southern Airlines has utilised the proceeds as intended. China Southern Airlines has faithfully fulfilled its obligation to disclose the investment and progress of the proceeds from previous fund raising activities.

All directors of China Southern Airlines warrant that there are no misrepresentations, misleading statements or major omissions in this report, and severally and jointly accept legal responsibility for the truthfulness, accuracy and completeness of the information contained herein.

Schedules: 1. Comparison Table of Use of Proceeds Raised

2.	Comparison Table of Actual Benefits Realised from Projects Financed by Proceeds from Previous Fund Raising Activities

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

Schedule 1-1

China Southern Airlines Company Limited

Comparison Table of Use of Previous Proceeds Raised –

Proceeds from Non-public Issuance of A Shares in 2020

As of 31 March 2023

Prepared by: China Southern Airlines Company Limited			Unit: RMB’0000
Total amount of proceeds:	1,277,608.53	Accumulated total amount of proceeds used:	1,157,041.50
Total amount of proceeds subject to a change of use:	N/A	Total amount of proceeds used in each year:	1,157,041.50
Proportion of total amount of proceeds subject to a change of use:	N/A	2020:	696,614.58
		2021:	372,909.15
		2022:	87,517.77
		From January to March 2023:	—

	Investment projects		Total investment amount of the proceeds			Accumulated investment amount of the proceeds as at the cut-off date				Date on which the
No.	Committed investment project	Actual investment project	Committed investment amount prior to the issuance	Committed investment amount after the issuance	Actual investment amount	Committed investment amount prior to the issuance	Committed investment amount after the issuance (note 1)	Actual investment amount	The difference between actual investment amount and committed investment amount after the issuance (note 2)	project reached the working condition for its intended use (or the completion progress of the project as at the No. cut-off date)
1	Procurement of 31 aircraft	Procurement of 31 aircraft	927,608.53	927,608.53	807,041.50	927,608.53	927,608.53	807,041.50	-120,567.03	87.00%
2	Repayment of the Company’s borrowings	Repayment of the Company’s borrowings	350,000.00	350,000.00	350,000.00	350,000.00	350,000.00	350,000.00	—	100.00%
Total			1,277,608.53	1,277,608.53	1,157,041.50	1,277,608.53	1,277,608.53	1,157,041.50	-120,567.03	—

Note 1:

The gross proceeds raised from Non-public Issuance of A Shares in 2020 was RMB12,782,393,520.97. After deducting the sponsorship and underwriting expenses of RMB2,000,000.00 (VAT inclusive), the net cash subscription amount actually received was RMB12,780,393,520.97. After deducting other issuance expenses of RMB4,308,207.55 (VAT inclusive) paid by the Company from the net cash subscription amounts, the actual net proceeds raised was RMB12,776,085,313.42. The committed investment amount was adjusted with regards to the actual proceeds of RMB12,776,085,313.42 in total.

Note 2:

As of 31 March 2023, the Company utilised the proceeds raised from non-public issuance of A Shares in 2020 of RMB11,570,415,000.31 on an accumulated basis, and the balance of unutilised proceeds was RMB1,205,670,313.11. As at 31 March 2023, the unredeemed or undue amount of the Company’s idle proceeds subject to cash management totaled RMB1,605,600,000.00, and the balance of special accounts for the proceeds was RMB465,734.12, and the total balance of proceeds was RMB1,606,065,734.12, including interest income of proceeds deposited at bank and cash management income from idle proceeds totaled RMB400,395,421.01.

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

Schedule 1-2

China Southern Airlines Company Limited

Comparison Table of Use of Previous Proceeds Raised –

Proceeds from Non-public Issuance of H Shares in 2020

As of 31 March 2023

Prepared by: China Southern Airlines Company Limited			Unit: RMB’0000
Total amount of proceeds:	317,509.45	Accumulated total amount of proceeds used:	317,509.45
Total amount of proceeds subject to a change of use:	N/A	Total amount of proceeds used in each year:	317,509.45
Proportion of total amount of proceeds subject to a change of use:	N/A	2020:	317,509.45

	Investment projects		Total investment amount of the proceeds			Accumulated investment amount of the proceeds as at the cut-off date				Date on which the
No.	Committed investment project	Actual investment project	Committed investment amount prior to the issuance	Committed investment amount after the issuance	Actual investment amount	Committed investment amount prior to the issuance	Committed investment amount after the issuance (note 3)	Actual investment amount	The difference between actual investment amount and committed investment amount after the issuance	project reached the working condition for its intended use (or the completion progress of the project as at the No. cut-off date)
1	Supplementing the general working capital of the Company	Supplementing the general working capital of the Company	317,509.45	317,509.45	317,509.45	317,509.45	317,509.45	317,509.45	—	100.00%
Total			317,509.45	317,509.45	1,157,041.50	317,509.45	317,509.45	317,509.45	—	—

Note 3:

The gross proceeds raised from issuance of H Shares in 2020 was RMB3,178,664,999.09. After deducting issuance expenses of RMB3,570,544.56, the net proceeds raised was RMB3,175,094,454.53. The committed investment amount was adjusted with regards to the actual proceeds to be RMB3,175,094,454.53 in total.

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

Schedule 1-3

China Southern Airlines Company Limited

Comparison Table of Use of Previous Proceeds Raised –

Proceeds from Public Issuance of A Share Convertible Bonds in 2020

As of 31 March 2023

Prepared by: China Southern Airlines Company Limited			Unit: RMB’0000
Total amount of proceeds:	1,597,960.39	Accumulated total amount of proceeds used:	1,340,391.47
Total amount of proceeds subject to a change of use:	N/A	Total amount of proceeds used in each year:	1,340,391.47
Proportion of total amount of proceeds subject to a change of use:	N/A	2020:	576,861.13
		2021:	452,581.84
		2022:	259,312.97
		From January to March 2023:	51,635.53

	Investment projects		Total investment amount of the proceeds			Accumulated investment amount of the proceeds as at the cut-off date				Date on which the
No.	Committed investment project	Actual investment project	Committed investment amount prior to the issuance	Committed investment amount after the issuance	Actual investment amount	Committed investment amount prior to the issuance	Committed investment amount after the issuance (note 4)	Actual investment amount	The difference between actual investment amount and committed investment amount after the issuance (note 5)	project reached the working condition for its intended use (or the completion progress of the project as at the No. cut-off date)
1	Purchasing aircraft and aviation equipment and maintenance projects	Purchasing aircraft and aviation equipment and maintenance projects	1,057,960.39	1,057,960.39	796,768.62	1,057,960.39	1,057,960.39	796,768.62	-261,191.77	75.31%
2	Introduction of spare engines	Introduction of spare engines	60,000.00	60,000.00	63,622.85	60,000.00	60,000.00	63,622.85	3,622.85	106.04%
3	Supplementing working capital	Supplementing working capital	480,000.00	480,000.00	480,000.00	480,000.00	480,000.00	480,000.00	—	100.00%
Total			1,597,960.39	1,597,960.39	1,340,391.47	1,597,960.39	1,597,960.39	1,340,391.47	-257,568.92	—

Note 4:

The gross proceeds raised from Public Issuance of A Share Convertible Bonds in 2020 was RMB16,000,000,000.00. After deduction of sponsorship and underwriting expenses of RMB17,691,726.00 (VAT inclusive), the net cash subscription amount actually received was RMB15,982,308,274.00. After deduction of other issuance expenses of RMB2,704,354.28 (tax inclusive) paid by the Company from the net cash subscription amounts, the actual net proceeds was RMB15,979,603,919.72. The committed investment amount was adjusted with regards to the actual proceeds to be RMB15,979,603,919.72 in total.

Note 5:

As of 31 March 2023, the Company utilised the proceeds raised from the Public Issuance of A Share Convertible Bonds in 2020 of RMB13,403,914,672.76 on an accumulated basis, and the balance of the unutilised proceeds raised was RMB2,575,689,246.96. As at 31 March 2023, the unredeemed or undue amount of the Company’s idle proceeds subject to cash management totaled RMB3,210,760,000.00, and the balance of special accounts for the proceeds was RMB3,970,178.96, and the total balance of proceeds was RMB3,214,730,178.96, including interest income of proceeds deposited at bank and cash management income from idle proceeds totaled RMB639,040,932.00.

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

Schedule 1-4

China Southern Airlines Company Limited

Comparison Table of Use of Previous Proceeds Raised –

Proceeds from Non-public Issuance of A Shares in 2022

As of 31 March 2023

Prepared by: China Southern Airlines Company Limited			Unit: RMB’0000
Total amount of proceeds:	449,600.33	Accumulated total amount of proceeds used:	449,600.33
Total amount of proceeds subject to a change of use:	N/A	Total amount of proceeds used in each year:	449,600.33
Proportion of total amount of proceeds subject to a change of use:	N/A	2022:	449,600.33

	Investment projects		Total investment amount of the proceeds			Accumulated investment amount of the proceeds as at the cut-off date				Date on which the
No.	Committed investment project	Actual investment project	Committed investment amount prior to the issuance	Committed investment amount after the issuance	Actual investment amount	Committed investment amount prior to the issuance	Committed investment amount after the issuance (note 6)	Actual investment amount	The difference between actual investment amount and committed investment amount after the issuance (note 7)	project reached the working condition for its intended use (or the completion progress of the project as at the No. cut-off date)
1	Supplementing working capital	Supplementing working capital	449,600.33	449,600.33	449,600.33	449,600.33	449,600.33	449,600.33	—	100.00%
Total			449,600.33	449,600.33	449,600.33	449,600.33	449,600.33	449,600.33	—

Note 6:

The gross proceeds raised from Non-public Issuance of A Shares in 2022 was RMB4,499,999,996.80. After deducting the sponsorship and underwriting expenses of RMB1,800,000.00 (VAT inclusive), the net cash subscription amount actually received was RMB4,498,199,996.80. After deducting other issuance expenses of RMB2,196,679.71 (VAT inclusive) paid by the Company from the net cash subscription amounts, the actual net proceeds raised was RMB4,496,003,317.09. The committed investment amount was adjusted with regards to the actual proceeds of RMB4,496,003,317.09 in total.

Note 7:

As of 31 March 2023, the Company’s proceeds raised from non-public issuance of A Shares in 2022 of RMB4,496,003,317.09 had been fully utilised. As at 31 March 2023, the balance of special accounts for the proceeds of the Company was RMB943,650.36, all of which was the interest income of proceeds deposited at bank.

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

Schedule 1-5

China Southern Airlines Company Limited

Comparison Table of Use of Previous Proceeds Raised –

Proceeds from Non-public Issuance of H Shares in 2022

As of 31 March 2023

Prepared by: China Southern Airlines Company Limited			Unit: RMB’0000
Total amount of proceeds:	154,888.36	Accumulated total amount of proceeds used:	154,888.36
Total amount of proceeds subject to a change of use:	N/A	Total amount of proceeds used in each year:	154,888.36
Proportion of total amount of proceeds subject to a change of use:	N/A	2022:	154,888.36

	Investment projects		Total investment amount of the proceeds			Accumulated investment amount of the proceeds as at the cut-off date				Date on which the
No.	Committed investment project	Actual investment project	Committed investment amount prior to the issuance	Committed investment amount after the issuance	Actual investment amount	Committed investment amount prior to the issuance	Committed investment amount after the issuance (note 8)	Actual investment amount	The difference between actual investment amount and committed investment amount after the issuance	project reached the working condition for its intended use (or the completion progress of the project as at the No. cut-off date)
1	Supplementing the general working capital of the Company	Supplementing the general working capital of the Company	154,888.36	154,888.36	154,888.36	154,888.36	154,888.36	154,888.36	—	100.00%
Total			154,888.36	154,888.36	154,888.36	154,888.36	154,888.36	154,888.36	—

Note 8:

The gross proceeds raised from issuance of H Shares in 2022 was RMB1,550,393,999.93. After deducting issuance expenses of RMB1,510,377.92, the actual net proceeds raised was RMB1,548,883,622.01. The committed investment amount was adjusted with regards to the actual proceeds to be RMB1,548,883,622.01 in total.

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

Schedule 2-1

China Southern Airlines Company Limited

Comparison Table of Actual Benefits Realised from Projects Financed by Proceeds from

Previous Fund Raising Activities – Proceeds from Non-public Issuance of A Shares in 2020

As of 31 March 2023

Prepared by: China Southern Airlines Company Limited

Actual investment project		Accumulated		Actual benefits in the last three years and one period
capacity
utilisation
		rate of the						Accumulated
		investment						benefits
		project as of					From	realised as of	Estimated
		the cut-off	Promised				January to	the cut-off	benefits
No.	Project name	date	benefits	2020	2021	2022	March 2023	date	achieved
1	Procurement of 31 aircraft	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2	Repayment of the Company’s borrowings	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Total

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

Schedule 2-2

China Southern Airlines Company Limited

Comparison Table of Actual Benefits Realised from Projects Financed by Proceeds from

Previous Fund Raising Activities – Proceeds from Non-public Issuance of H Shares in 2020

As of 31 March 2023

Prepared by: China Southern Airlines Company Limited

Actual investment project		Accumulated		Actual benefits in the last three years and one period
capacity
utilisation
		rate of the						Accumulated
		investment						benefits
		project as of					From	realised as of	Estimated
		the cut-off	Promised				January to	the cut-off	benefits
No.	Project name	date	benefits	2020	2021	2022	March 2023	date	achieved
1	Supplementing the general working capital of the Company	N/A	N/A	N/A	N/A	N/A	N/A	N/A	Note 1
Total

Note 1:

 The proceeds raised from Non-public Issuance of H Shares in 2020 were used to supplement the general working capital of the Company, of which the benefits could not be verified separately. Obtaining these proceeds reduced the asset-to-liability ratio of the Company, further enhanced the financial position and asset structure as well as the Company’s risk resistance capacity and competitiveness.

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

Schedule 2-3

China Southern Airlines Company Limited

Comparison Table of Actual Benefits Realised from Projects Financed by Proceeds from Previous

Fund Raising Activities – Proceeds from Public Issuance of A Share Convertible Bonds in 2020

As of 31 March 2023

Prepared by: China Southern Airlines Company Limited

Actual investment project		Accumulated		Actual benefits in the last three years and one period
capacity
utilisation
		rate of the						Accumulated
		investment						benefits
		project as of					From	realised as of	Estimated
		the cut-off	Promised				January to	the cut-off	benefits
No.	Project name	date	benefits	2020	2021	2022	March 2023	date	achieved
1	Purchasing aircraft and aviation equipment and maintenance	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2	Introduction of spare engines	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
3	Supplementing working capital	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Total

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

Schedule 2-4

China Southern Airlines Company Limited

Comparison Table of Actual Benefits Realised from Projects Financed by Proceeds from Previous

Fund Raising Activities – Proceeds from Non-public Issuance of A Shares in 2022

As of 31 March 2023

Prepared by: China Southern Airlines Company Limited

Actual investment project		Accumulated		Actual benefits in the last three years and one period
capacity
utilisation
		rate of the						Accumulated
		investment						benefits
		project as of					From	realised as of	Estimated
		the cut-off	Promised				January to	the cut-off	benefits
No.	Project name	date	benefits	2020	2021	2022	March 2023	date	achieved
1	Supplementing working capital	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Total

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

Schedule 2-5

China Southern Airlines Company Limited

Comparison Table of Actual Benefits Realised from Projects Financed by Proceeds from Previous

Fund Raising Activities – Proceeds from Non-public Issuance of H Shares in 2022

As of 31 March 2023

Prepared by: China Southern Airlines Company Limited

Actual investment project		Accumulated		Actual benefits in the last three years and one period
capacity
utilisation
		rate of the						Accumulated
		investment						benefits
		project as of					From	realised as of	Estimated
		the cut-off	Promised				January to	the cut-off	benefits
No.	Project name	date	benefits	2020	2021	2022	March 2023	date	achieved
1	Supplementing the general working capital of the Company	N/A	N/A	N/A	N/A	N/A	N/A	N/A	Note 2
Total

Note 2:

 The proceeds raised from Non-public Issuance of H Shares in 2022 were used to supplement the general working capital of the Company, of which the benefits could not be verified separately. Obtaining these proceeds reduced the asset-to-liability ratio of the Company, further enhanced the financial position and asset structure as well as the Company’s risk resistance capacity and competitiveness.

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS FROM THE ISSUANCE OF A SHARES TO SPECIFIC ENTITIES

CHINA SOUTHERN AIRLINES COMPANY LIMITED

FEASIBILITY REPORT ON THE USE OF PROCEEDS FROM THE

ISSUANCE OF A SHARES TO SPECIFIC ENTITIES

May 2023

Definitions

In this report, unless the context otherwise requires, the following abbreviations herein shall have the following meaning:

China Southern Airlines/the Company/the Issuer	China Southern Airlines Company Limited

CSAH/the Controlling Shareholder/ the Controlling Shareholder of the Company	China Southern Air Holding Company Limited

A Shares	the ordinary shares issued to domestic investors, listed and traded on a domestic securities exchange, with a par value of RMB1.00 each upon the approval from the Shanghai Stock Exchange and CSRC

Issuance of A Shares to the Specific Entity, Issuance of A Shares	the proposed issuance by the Company of no more than 5,436,269,319 (including 5,436,269,319) A Shares to no more than 35 specific investors, including CSAH, by way of issuance of shares to specific entity

Report	Feasibility Report on the Use of Proceeds from the Issuance of A Shares of China Southern Airlines Company Limited to the Specific Entity

CSRC	China Securities Regulatory Commission

Any discrepancies in this Report between totals and sums of figures listed are due to rounding.

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS FROM THE ISSUANCE OF A SHARES TO SPECIFIC ENTITIES

Content

I. PLAN OF USE OF PROCEEDS	II-3

II. NECESSITY AND FEASIBILITY ANALYSIS OF THE USE OF PROCEEDS	II-3

(I) Procurement of 50 Aircraft	II-3

(II) Supplement the general working capital	II-7

III. IMPACT OF THE ISSUANCE OF A SHARES TO THE SPECIFIC ENTITY ON THE OPERATIONAL MANAGEMENT AND FINANCIAL POSITION OF THE COMPANY	II-9

(I) Impact of the Issuance of A Shares to the Specific Entity on the Operational Management of the Company	II-9

(II) Impact of the Issuance of A Shares to the Specific Entity on the Financial Position of the Company	II-10

IV. CONCLUSION ON THE FEASIBILITY OF THE USE OF PROCEEDS	II-10

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS FROM THE ISSUANCE OF A SHARES TO SPECIFIC ENTITIES

I.	PLAN OF USE OF PROCEEDS

The aggregate amount of the proceeds from the Issuance of A Shares to the Specific Entity will be not more than RMB17,500 million (including RMB17,500 million), and (after deduction of relevant expenses for the issuance) will be used for the following projects:

		Total investment amount		Proposed investment amount of the proceeds
No.	Project name	(RMB100 million)		(RMB100 million)
1	Procurement of 50 Aircraft	444.62	[1]	122.50
2	Supplement the General Working Capital	52.50		52.50
Total		497.12		175.00

If the actual proceeds after deduction of issuance expenses of this issuance are less than the proposed total investment amount of the proceeds for the above-mentioned projects, the listed company will adjust the use arrangement including the priority of investment with the proceeds and the specific investment amount of each project, based on the actual net proceeds, in compliance with relevant laws and regulations and according to the priorities of projects, and the insufficient part of the proceeds shall be financed by the listed company itself.

In order to ensure the smooth progress of the projects funded by the proceeds and protect the interests of shareholders of the Company as a whole, before receipt of the proceeds from this issuance, the listed company will first invest with its own funds or self-raised funds according to the actual progress of the projects funded by the proceeds, which will be replaced by the proceeds upon received according to the relevant regulations.

II.	NECESSITY AND FEASIBILITY ANALYSIS OF THE USE OF PROCEEDS

(I)	Procurement of 50 Aircraft

1.	Overview of the project

The Company intends to utilise RMB12,250 million of the proceeds from the Issuance of A Shares to the Specific Entity for the procurement of 50 A320 NEO series aircraft. Based on the open market quotation of A320 series aircraft (according to the catalogue price of Airbus in January 2020), the contract price of the above 50 aircraft is US$6.379 billion, equivalent to approximately RMB44.462 billion, of which the Company intends to pay no more than RMB12,250 million with the proceeds from the Issuance of A Shares to the Specific Entity. The implementation entities of this project are the Company and its wholly-owned subsidiaries.

[1]	Translated at the exchange rate of USD against RMB of 1:6.97, the same below.

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS FROM THE ISSUANCE OF A SHARES TO SPECIFIC ENTITIES

2.	Necessity and feasibility of the project

(1)	Necessity of increasing the fleet size

1)	Promising prospect of civil aviation industry due to continuous recovery in passenger demand

With the long-term, rapid and steady development of society and economy, the market demand for air transportation industry has expanded rapidly in China. According to the Statistical Bulletin of Civil Aviation Industry Development (民航行業發展統計公報》), from 2015 to 2019, the total traffic volume of the whole industry increased from 85.17 billion tonne-kilometers to 129.33 billion tonne-kilometers, representing a compound growth rate of 11.01%; among which, passenger traffic volume increased from 728.26 billion passenger-kilometers to 1,170.53 billion passenger-kilometers, representing a compound growth rate of 12.60%.

Since 2020, as the global aviation industry has been affected by multiple unfavorable factors, China’s civil aviation sector is also facing a relatively severe situation. After a slight rebound in global air passenger traffic in 2021, the air transport industry continued to recover throughout 2022. According to the data published by the International Air Transport Association (IATA), global air passenger traffic (based on RPK) increased by 64.4% year-on-year in 2022, and the passenger load factor recovered to 78.7%, representing a year-on-year increase of 11.8 percentage points. Meanwhile, according to the Civil Aviation Administration of China, China’s civil aviation industry achieved a total traffic volume of 59.93 billion tonne-kilometers, a passenger traffic volume of 250 million, and a cargo and mail transportation volume of 6.076 million tons in 2022, having recovered to 46.3%, 38.1% and 80.7% of the level in 2019, which shows the strong resilience of China’s civil aviation industry in the face of adversity.

Against the backdrop of steady growth in the national economy and increasing income of residents, the huge potential of China’s air transport market will be further released. According to the “14th Five-Year” Plan for the Development of Civil Aviation (《“十四五”民用航空發展規劃》) jointly issued by the Civil Aviation Administration, the National Development and Reform Commission and the Ministry of Transport, the development goals for China’s total traffic volume and passenger traffic volume are set to be 175 billion tonne-kilometers and 930 million person-trips respectively by 2025, representing average annual growth rates of 17.0% and 17.2% from 2020 to 2025.

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS FROM THE ISSUANCE OF A SHARES TO SPECIFIC ENTITIES

2)	Serving the construction of the Guangdong-Hong Kong-Macao Greater Bay Area

On 18 February 2019, the Central Committee of the Communist Party of China and the State Council published the Outline Development Plan for the Guangdong-Hong Kong-Macao Greater Bay Area 《( 粵港澳大灣區發 展規劃綱要》). According to the outline development plan, the Guangdong-Hong Kong-Macao Greater Bay Area is located at the forefront of China’s opening up along the coast and with the Pan-PRD Region as its vast hinterland for development. It plays an important role in the Belt and Road Initiative. In the coming future, it will further accelerate the interconnection of infrastructure in Guangdong-Hong Kong-Macao Greater Bay Area, and develop a world-class airport cluster, and raise the competitiveness of Guangzhou’s and Shenzhen’s airports as international hubs.

3)	Enhance the Core Competitiveness of the Company

Fleet size expansion will directly enhance the Company’s traffic capacity, and lay a solid foundation for it to expand route network and increase market share. Besides, increase of capacity will also facilitate the Company to better construct Guangzhou and Beijing as two comprehensive international hubs and to satisfy the requirements for network airlines, which is conducive to further enhancing the sustainable profitability and core competitiveness of the Company.

(2)	Reasonableness of the models procured

The Airbus A320 NEO series aircraft to be procured by the Company is one of the world’s best-selling short- and medium-haul airliners. As an upgraded model of the A320 Series, the A320 NEO series is installed with new engines, which can significantly reduce fuel consumption and carbon dioxide emission, and is equipped with the latest Airbus sharklets and innovative cabin layouts. The introduction of the A320 NEO series aircraft will optimize the fleet operating costs while helping to provide high-level services to passengers in a safe and comfortable manner.

The Company has gained more extensive operating experience with respect to the models procured, and the A320 series aircraft is widely applied by the Company to domestic (including regional) and international routes. The newly procured aircraft of this fundraising project will be included in the unified management of the existing fleet of the Company.

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS FROM THE ISSUANCE OF A SHARES TO SPECIFIC ENTITIES

Through the issuance of A Shares to targeted subscribers, the Company will use its proceeds to procure 50 A320 NEO series aircraft. The Company expands the scale of its fleet and upgrade the Company’s capacity on one hand, and continues to optimize the route network and fleet structure and match the Company’s development plan of its fleet with the purchase plan on the other hand, so as to go in line with the Company’s development direction of creating a streamlined and efficient modern fleet, and thus further enhance the core competitiveness of the Company.

(3)	Pilot resources

As at the end of 2022, the Company had a total of 10,501 professional pilots. The Company has worked out corresponding human resource support plan based on the future fleet development. The Company will also procure aircraft steadily with due regard to its airport stands and operating conditions so as to facilitate talent cultivation. During the period, the number of new captains that the Company plans to train annually will meet the demand of the newly procured aircraft.

3.	Approval status of the project

The aircraft to be procured with the proceeds have been approved by the competent industry authorities.

4.	Investment budget

The total consideration of the aforesaid 50 aircraft amounts to USD6.379 billion (equivalent to approximately RMB44.462 billion) based on the open market quotes for the A320 series aircraft (based on Airbus’ catalogue price in January 2020).

The actual contract price is determined after arms’ length negotiation between the parties and may be lower than the catalogue price. The Company intends to use RMB12,250,000,000 of the proceeds raised from the issuance to procure such 50 aircraft and will make up for the shortfall through other financing methods.

5.	Economic performance of the project

The 50 aircraft to be procured will be incorporated into the Company’s existing fleet for centralized allocation and management. It will be able to increase the Company’s fleet size and transportation capacity, expand the capacity of main routes, enhance the Company’s route network, and increase in revenue of route. At the same time, the newly procured aircraft will partially replace the old aircraft, which is able to optimize the fleet structure, reduce fuel consumption and maintenance costs effectively, and improve the Company’s competitiveness on its airlines business.

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS FROM THE ISSUANCE OF A SHARES TO SPECIFIC ENTITIES

(II)	Supplement the General Working Capital

1.	Overview of the project

The Company intends to use RMB5,250 million of the proceeds raised from the Issuance of A Shares to the Specific Entity to replenish the liquidity, optimize capital structure, reduce the Company’s gearing ratio, enhance the financial strength, increase the risk resistance capacity, reduce the financial risks and operational risk.

2.	Necessity of the project

(1)	Relieve operating pressure and ensure business development of the Company

With the expansion of the fleet size and route network of the Company, the liquidity requirements for production and operation of the Company have also increased. At the same time, affected by multiple unfavorable factors such as the macro economy and market environment in 2022, the market demand of the civil aviation industry has been greatly impacted. With the recovery of the macro economy and the overall upturn of the global civil aviation industry, the recovery of China’s civil aviation gains momentum. It is predicted by the IATA that by 2036, China’s air passenger turnover will reach 1.5 billion persons. However, in the context of slowing global economic growth and volatile oil prices, the overall liquidity and risk resistance capacity of the civil aviation industry still face certain challenges.

In this context, the Company’s use of proceeds raised through the issuance to specific entities to supplement the working capital will significantly enhances the capital strength of the Company, provides necessary financial support for the subsequent business development of the Company, and helps ease the operating pressure of the Company. It also strengthens the risk resistance capacity of the Company, and consolidates the core competitive advantage of the Company in the industry.

(2)	Optimize capital structure and reduce the Company’s gearing ratio

The air transport industry is capital-intensive. There are large capital expenditure requirements for the purchase of aircraft and other flying equipment. Debt financing is an important financing channel; therefore, airlines generally maintain a high gearing ratio. In recent years, with the continuous expansion of the Company, the capital demand of the Company has gradually increased, and its gearing ratio was further improved. As at 31 December 2020, 31 December 2021, 31 December 2022 and 31 March 2023, the asset-liability ratio of the Company’s consolidated statements was 73.98%, 71.91%, 82.34% and 82.71%, respectively. At present, the Company’s financial leverage is relatively high, which has reduced its financial security and risk resistance capacity to some extent. With the development of China’s civil aviation industry, the Company will further develop and expand, and there will be a great demand on capital in the future, whereas the relatively high gearing ratio at present has become a bottleneck restricting the further development of the Company.

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS FROM THE ISSUANCE OF A SHARES TO SPECIFIC ENTITIES

By way of replenishing the liquidity through the proceeds raised from the Issuance of A Shares to the Specific Entity, it helps reduce the Company’s gearing ratio, optimize capital structure, improve financial soundness and promote the sustainable development of the Company.

(3)	Enhance the Company’s investment value with the increase of cash of controlling shareholder

The targeted subscriber of the Issuance of A Shares to the Specific Entity is CSAH, the controlling shareholder of the Company. CSAH expressed its confidence in the future development prospects of the Company through the subscription of the Issuance of A Shares to the Specific Entity, and at the same time provides strong financial support for the Company’s future development. It is conducive to enhancing the investment value of the Company, thereby maximizing the shareholders’ interests of the Company and effectively safeguarding the interests of minority shareholders of the Company.

3.	Feasibility of the project

(1)	The use of proceeds from the Issuance of A Shares to the Specific Entity is in compliance with laws and regulations

RMB5,250 million of the proceeds raised from the Issuance of A Shares to the Specific Entity by the Company will be used to replenish the liquidity, accounting for 30.00% of the total amount of proceeds, which is in compliance with relevant policies and laws and regulations and in line with the Company’s current actual development and is feasible. Upon the receipt of proceeds from the Issuance of A Shares to the Specific Entity, the Company’s net assets and working capital will increase, which will help meet the Company’s needs for capital turnover, reduce the Company’s financial expenses, optimize its capital structure, enhance its risk-resistance capacity and consolidates the core competitive advantage of the Company in the industry.

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS FROM THE ISSUANCE OF A SHARES TO SPECIFIC ENTITIES

(2)	The proceeds from the Issuance of A Shares to the Specific Entity are used by entity with standardized governance and complete internal control

The Company has established a modern corporate system focusing on corporate governance structure in accordance with the governance standards of listed companies, and has formed a relatively standardized corporate governance system and a relatively complete internal control procedure through continuous improvement and enhancement.

In terms of the management of proceeds, the Company has established the “Raised Funds Use and Management System” in accordance with regulatory requirements, to set out detailed provisions for deposit, management and use of the raised funds and any change in the raised funds for investment. The Company will strictly comply with the provisions of the “Guidelines for the Supervision on Listed Companies No. 2–Supervision Requirements for Listed Companies on the Management and Use of Proceeds (2022 Revision)” (CSRC Notice [2012] No. 15) (《上市公司監管指引第 2號–上市公司募集資金管理和使用的監管要求 (2022年修訂)》 (證監會公告[2012]15號)) and the “Guidelines of Self- regulation of Companies Listed on the Shanghai Stock Exchange No. 1 – Standard Operation (Shang Zheng Fa [2022] No. 2) (《上海證券交易所上市公司 自律監管指引第1號–規範運作》 (上證發[2022]2號)) as well as the “Raised Funds Use and Management System” of the Company and other relevant requirements, so as to ensure the reasonable and standardized deposit and use of proceeds and safeguard the use of proceeds against risks.

III.	IMPACT OF THE ISSUANCE OF A SHARES TO THE SPECIFIC ENTITY ON THE OPERATIONAL MANAGEMENT AND FINANCIAL POSITION OF THE COMPANY

(I)	Impact of the Issuance of A Shares to the Specific Entity on the Operational Management of the Company

After deducting issuance expenses, the proceeds raided from the Issuance of A Shares to the Specific Entity will be used for the procurement of 50 aircraft and supplementing of the general working capital.

The projects funded by the proceeds will help the Company further expand the fleet size, optimize the fleet structure, better meet the growing air transportation needs in the PRC, especially the Guangdong-Hong Kong-Macao Greater Bay Area, and accelerate the implementation of the Company’s strategies. Meanwhile, the Company’s capital strength and asset scale will be improved, which can ease the pressure of capital demand in the daily operating activities of the Company and maintain its sustainable development.

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS FROM THE ISSUANCE OF A SHARES TO SPECIFIC ENTITIES

Therefore, the Issuance of A Shares to the Specific Entity will further consolidate the Company’s foundation for business development, enhance its core competitiveness, promote the continuous growth of its principal operations and provide capital guarantee for its further expansion and development, which has important strategic significance to realize long-term sustainable development of the Company.

(II)	Impact of the Issuance of A Shares to the Specific Entity on the Financial Position of the Company

Upon the receipt of proceeds, total assets and net assets of the Company will increase accordingly, and its working capital will be further replenished, which will effectively lower its gearing ratio and reduce its financial expenses. In addition, the Company’s cash inflow from financing activities will also increase, and the cash flow position will be further improved, which is conducive to enhancing the Company’s capacity in resisting risks and competitiveness, and laying a capital foundation for the Company’s future transportation capacity expansion.

IV.	CONCLUSION ON THE FEASIBILITY OF THE USE OF PROCEEDS

In summary, the plan of use of proceeds from the Issuance of A Shares to the Specific Entity is in compliance with relevant policies and laws and regulations. The projects funded by the proceeds will expand the fleet size and optimize the fleet structure, which is in line with the Company’s strategic needs and is necessary and feasible. Meanwhile, the utilisation of proceeds would help alleviate the operating pressure, ensure the business development, optimize the capital structure, and improve risk resistance capability of the Company. The implementation of the project is conducive to improving the financial stability, enhancing the sustainable development capability, and consolidating the core competitive advantages of the Company in the industry, and is in the interests of shareholders as a whole.

APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF CURRENT RETURNS AND REMEDIAL MEASURES OF THE NON-PUBLIC ISSUANCE OF SHARES

CHINA SOUTHERN AIRLINES COMPANY LIMITED

STATEMENT ON RISK WARNINGS ON DILUTION OF CURRENT

RETURNS AND REMEDIAL MEASURES OF THE ISSUE OF SHARES TO

SPECIFIC ENTITIES

According to the requirements of the Several Opinions of the State Council on Promoting the Health Development of Capital Market (Guo Fa [2014] No. 17), Opinions of the General Office of the State Council on Further Strengthening the Protection of the Legitimate Rights and Interests of Small and Medium-sized Investors of Capital Market (Guobanfa [2013] No. 110) and the Guidance on Matters concerning Dilution of Spot Returns by First Issuance, Refinancing and Major Asset Restructuring (Zheng Jian Hui Gong Gao [2015] No. 31), and in order to guarantee the right to know of the small and medium- sized investors, and maintain their interests, the Company carefully analyzed and calculated the impact on the dilution of spot returns by the issue of Shares to specific entities. The impact of dilution of spot returns by the issue of Shares to specific entities on the Company’s major financial indicators and the Company’s remedial measures are announced as follows:

I.	THE IMPACT OF DILUTION OF SPOT RETURNS BY THE ISSUANCE OF SHARES TO SPECIFIC ENTITIES ON THE COMPANY’S MAJOR FINANCIAL INDICATORS

(I)	Key Assumptions

1.

There were no material adverse changes in the macroeconomic environment and stock market, and there were no material adverse changes in the operating environment of the Company, industry policies, major costs and exchange rates;

2.

Assume that the issuance of A Share and H Share to specific entities will be completed in December 2023. This assumption is only used to measure the impact of this issuance on the Company’s earnings per Share, and does not represent the Company’s judgment of the actual completion time in this issuance. The final issuance completion time shall be the actual completion time upon the approval of regulatory departments in this issuance;

3.

The anticipated total share capital of the Company is based on the total share capital of 18,120,892,710 Shares of the Company as of 31 December 2022. Assuming that in this issuance, 5,436,269,319 A Shares will be issued, and 855,028,969 H Shares will be issued, the total share capital of the Company will be 24,412,190,998 Shares upon the completion of this issuance. Only the impact of the number of Shares on the share capital after the completion of the issuance of A Shares and H Shares to specific entities is taken into account. Changes in the share capital caused by the Company’s remaining daily share repurchases, profit distribution, partial or full conversion of convertible bonds and other factors are not taken into account. This assumption is only used to measure the impact of this issuance on the Company’s earnings per Share, and does not represent the Company’s judgment of the actual quantity of Shares issued in this issuance. The final quantity shall be the actual quantity of Shares issued in this issuance;

- III-1 -

APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF CURRENT RETURNS AND REMEDIAL MEASURES OF THE NON-PUBLIC ISSUANCE OF SHARES

4.

According to the unaudited financial date, net profit of the Company, after deducting non-recurring gains and losses, attributable to owners of the parent company for the period from January 2023 to March 2023 was RMB-2,163 million. Provided that there are no major operating risks and without taking into account seasonal changes, it is assumed that net profit, after deducting non-recurring gains and losses, attributable to shareholders of the parent company will be approximately RMB-2,163 million/0.25 = RMB-8,652 million for the year 2023 based on the current profits. The above estimates do not constitute the Company’s earnings forecasts for the year of 2023. Investors should not make investment decisions accordingly. If investors make investment decisions accordingly and any losses are caused, the Company does not assume any liability.

In light of the current good trend of gradual recovery of the aviation industry, the estimation is based on the respective assumptions under three scenarios that the net profit attributable to shareholders of the listed company and the net profit attributable to shareholders of the listed company after deducting non-recurring gains and losses in 2023 are consistent with the annualized value calculated from the data in the first quarter of 2023; breakeven is achieved; and profit is recorded (the amount of profit being the same as 2019). This assumption analysis is only used to measure the impact of the dilution of spot returns of this issuance on the Company’s key financial indicators and does not constitute the Company’s earnings forecasts. Investors should not make investment decisions accordingly. If investors make investment decisions accordingly and any losses are caused, the Company does not assume any liability.

5.

Without considering the cost of the issuance, it is assumed that this issuance of A Shares and H Shares to specific entities will be RMB17,500 million and HK$2,900 million respectively in size, amounting to approximately RMB20,000 million in total.

6.

The impact on the production and operation, financial condition, including finance costs and investment income, and other aspects of the Company after the receipt of proceeds raised from the issuance of Shares to specific entities is not taken into account; the impact of cash dividend of the Company is not considered in this estimation.

- III-2 -

APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF CURRENT RETURNS AND REMEDIAL MEASURES OF THE NON-PUBLIC ISSUANCE OF SHARES

(II)	Impact on the Company’s Key Indicators

The impact of this issuance of A Shares and H Shares to specific entities on financial indicators is as follows:

		2023/as of 31 December 2023
		Before this issuance
		of	After this issuance
		A Shares and	of A Shares and H
	2022/as of 31	H Shares to specific	Shares to specific
Items	December 2022	entities	entities
Scenario 1: The net profit before and after deducting non-recurring gains and losses in 2023 are consistent with the annualized value calculated from the data in the first quarter of 2023
Total share capital (shares)	18,120,892,710	18,120,892,710	24,412,190,998
Net profit attributable to the owners of the parent company after deducting non-recurring gains and losses (RMB)	-34,028,000,000.00	-8,652,000,000.00	-8,652,000,000.00
Net assets attributable to shareholders of the parent company at the beginning of the period (RMB)	67,616,000,000.00	41,057,000,000.00	41,057,000,000.00
Net assets attributable to shareholders of the parent company at the end of the period (RMB)	41,057,000,000.00	32,405,000,000.00	52,405,000,000.00
Basic earnings per share after deducting non-recurring gains and losses (RMB/share)	-1.98	-0.48	-0.46
Diluted earnings per share after deducting non-recurring gains and losses (RMB/share)	-1.98	-0.48	-0.46
Net assets per share (RMB/share)	2.27	1.79	2.15

- III-3 -

APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF CURRENT RETURNS AND REMEDIAL MEASURES OF THE NON-PUBLIC ISSUANCE OF SHARES

		2023/as of 31 December 2023
		Before this issuance
		of	After this issuance
		A Shares and	of A Shares and H
	2022/as of 31	H Shares to specific	Shares to specific
Items	December 2022	entities	entities
Scenario 2: breakeven is achieved in 2023
Total share capital (shares)	18,120,892,710	18,120,892,710	24,412,190,998
Net profit attributable to the owners of the parent company after deducting non-recurring gains and losses (RMB)	-34,028,000,000.00	—	—
Net assets attributable to shareholders of the parent company at the beginning of the period (RMB)	67,616,000,000.00	41,057,000,000.00	41,057,000,000.00
Net assets attributable to shareholders of the parent company at the end of the period (RMB)	41,057,000,000.00	41,057,000,000.00	61,057,000,000.00
Basic earnings per share after deducting non-recurring gains and losses (RMB/share)	-1.98	—	—
Diluted earnings per share after deducting non-recurring gains and losses (RMB/share)	-1.98	—	—
Net assets per share (RMB/share)	2.27	2.27	2.50

- III-4 -

APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF CURRENT RETURNS AND REMEDIAL MEASURES OF THE NON-PUBLIC ISSUANCE OF SHARES

		2023/as of 31 December 2023
		Before this issuance
		of	After this issuance
		A Shares and	of A Shares and H
	2022/as of 31	H Shares to specific	Shares to specific
Items	December 2022	entities	entities
Scenario 3: Profit is recorded in 2023, and the net profit before and after deducting non-recurring gains and losses are the same as 2019
Total share capital (shares)	18,120,892,710	18,120,892,710	24,412,190,998
Net profit attributable to the owners of the parent company after deducting non-recurring gains and losses (RMB)	-34,028,000,000.00	1,951,000,000.00	1,951,000,000.00
Net assets attributable to shareholders of the parent company at the beginning of the period (RMB)	67,616,000,000.00	41,057,000,000.00	41,057,000,000.00
Net assets attributable to shareholders of the parent company at the end of the period (RMB)	41,057,000,000.00	43,008,000,000.00	63,008,000,000.00
Basic earnings per share after deducting non-recurring gains and losses (RMB/share)	-1.98	0.11	0.10
Diluted earnings per share after deducting non-recurring gains and losses (RMB/share)	-1.98	0.11	0.10
Net assets per share (RMB/share)	2.27	2.37	2.58

Note:

The indicators in the form are calculated according to No. 9 Rules for the Disclosure and Report of the Information of Companies Publicly Issuance Securities-Calculation and Disclosure of Return on Net Assets and Earnings per Share (revised in 2010).

- III-5 -

APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF CURRENT RETURNS AND REMEDIAL MEASURES OF THE NON-PUBLIC ISSUANCE OF SHARES

II.	THE RATIONALITY AND NECESSITY OF THIS ISSUANCE TO SPECIFIC ENTITIES

The proceeds to be raised from the issuance of A Shares to specific entities are intended to be used for procuring 50 aircrafts and replenishing the liquidity. With the long-term, rapid and steady development of the social economy, the market demand of our country’s air transport industry is also steadily expanding. Through the issuance of A Shares to specific entities, the utilisation of proceeds raised therefrom to procure 50 A320 NEO series aircraft will expand the Company’s fleet size, optimize the aircraft age structure and enhance the air transport capacity, thus laying a solid foundation for the increase in the flight frequency density of existing routes and opening new routes. The supplementing of the general working capital is conducive to enhancing the Company’s financial strength, and also can improve the Company’s capital structure and further improve its solvency, which are the objective needs of the Company’s operation and development.

CSAH, the controlling shareholder of the Company, and its subsidiary Nan Lung Holding plan to subscribe for part of the Company’s A Shares and H Shares issued to specific entities in this issuance, reflecting the attitude of controlling shareholder to support the listed companies and its confidence in the future development of the Company. This will be conducive to safeguarding the interests of minority shareholders and maximizing the interests of shareholders of the Company.

III.	A SPECIAL RISK WARNING OF DILUTION OF SHAREHOLDERS’ SPOT RETURNS BY THIS ISSUANCE TO SPECIFIC ENTITIES

The gross proceeds raised in the issuance of A Shares to specific entities will not exceed RMB17,500 million (inclusive of RMB17,500 million). The proceeds to be raised from this issuance, after deducting the cost of issuance, will be used for procuring 50 aircraft and replenishing the liquidity. The gross proceeds raised in the issuance of H Shares to specific entities will not exceed HK$2,900 million (inclusive of HK$2,900 million). The proceeds to be raised from this issuance, after deducting the cost of issuance, will be used in full to supplement the general working capital.

After the proceeds from this issuance of A Shares and H Shares to specific entities are in place, with the investment of proceeds, financial expenses of the Company will be reduced, which will increase the net profit of the Company in the short term. However, as the total equity and net assets of the Company will go up upon the proceeds being in place, but generation of profits from the use of raised funds will require a certain time span, the financial indicators such as earnings per share and return on net assets of the Company may decline to a certain extent before the operating performance of the Company has not been significantly improved. Investors shall make rational investments, and pay attention to investment risks.

At the same time, during the process of Company’s calculation of the impact of this issuance of A Shares and H Shares to specific entities on dilution of spot returns, the hypothesis analysis conducted on net profit for the year of 2023, after deducting non-recurring gains and losses, attributable to shareholders of the parent company and specific measures developed for making up the returns to cope with the risk of dilution of the spot returns do not constitute the Company’s profit forecast. And such measures do not represent any guarantee of the Company’s future profit in any form. Please note that investors shall not make investment decisions accordingly.

- III-6 -

APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF CURRENT RETURNS AND REMEDIAL MEASURES OF THE NON-PUBLIC ISSUANCE OF SHARES

IV.

RELATIONS BETWEEN THE FUND RAISING FOR INVESTMENT AND THE COMPANY’S EXISTING BUSINESS, AND THE CONDITIONS OF THE COMPANY’S RESERVES OF PERSONNEL, TECHNOLOGY, MARKETS INVOLVED IN FUND RAISING AND INVESTMENT PROJECTS AND MANY OTHER ASPECTS

(I)	Relations between the Fund Raising for Investment and the Company’s Existing Business

The proceeds from the issuance of A Shares to specific entities will be invested in the Company’s principal operations. The procurement of 50 A320 NEO series aircraft under the projects funded by the proceeds will further expand the Company’s fleet size, optimize the aircraft age structure and enhance the air transport capacity, thus laying a solid foundation for the increase in the flight frequency density of existing routes and opening new routes. The supplementing of the general working capital can enhance the capital strength of the Company, provide necessary financial support for its subsequent business development, help ease the operating pressure and strengthen the risk resistance capacity of the Company. The investment of proceeds from the issuance of A Shares to specific entities is focused on the Company’s core business and in line with the Company’s business scale, technical level and management capabilities.

(II)	The Conditions of the Company’s Reserves of Personnel, Technology and Resource, Market Involved in Fund Raising and Investment Projects and Many Other Aspects

1.	Personnel reserve

As of 31 December 2022, the Company has 97,899 employees. From the professional composition point of view, there were 10,501 personnel in pilot system, 35,061 personnel in service system, 6,862 personnel in management system, 1,395 personnel in navigation system, 11,770 personnel in locomotive system, 1,519 personnel in information system, 4,287 personnel in marketing system, 20,441 personnel in comprehensive system and 6,063 personnel in functional system. From the academic point of view, the Company has 4,361 personnel with graduate degree, 52,296 personnel with bachelor degree, 26,982 personnel with college degree, and 14,260 personnel with secondary vocational school education background and below. In the future, the Company will also, based on market conditions, recruit outstanding personnel from the campus and the society, for expanding the Company’s personnel strength.

To sum up, the Company has sufficient and reasonably structured personnel reserve to ensure the effective implementation of the projects funded by the proceeds.

- III-7 -

APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF CURRENT RETURNS AND REMEDIAL MEASURES OF THE NON-PUBLIC ISSUANCE OF SHARES

2.	Technology and resource reserves

In 2022, the passenger traffic volume of the Company ranked first among domestic airlines. The Company has recorded aviation safety year for 23 consecutive years, continuing to maintain the best safety record among China’s airlines. As of 31 December 2022, the Company has operated 894 passenger and cargo transport aircraft of various types, ranking first in China in terms of fleet size. In respect of the aircraft operational management, the Company realised the refinement operational management through implementation of measures such as optimising routes, facilitating real-time analysis of systems and self-developing weight and balance system, standardised management of aviation operations assignment, monitoring and supervision comprehensively to enhance its operation quality and reduce operational risks. In terms of maintenance management, the Company continued to strengthen its aviation safety, operations, engineering management and team construction in order to create the world’s first-class maintenance service brand.

To sum up, the Company has good technical and resource reserve to ensure the effective implementation of the projects funded by the proceeds.

3.	Market reserve

According to the 14th Five-Year Plan for Civil Aviation Development issued by the CAAC, the National Development and Reform Commission (NDRC) and the Ministry of Transport, the development goals for China’s total traffic volume and passengers traffic volume are set to be 175.0 billion tonne-kilometers and 930 million respectively by 2025, representing average annual growth rates of 17.0% and 17.2% from 2020 to 2025. Leveraging on the huge fleet size and efficient fleet operation, the Company has formed a well-developed route network that densely covers China, fully radiates to Asia, and effectively connects Europe, America, Australia and Africa. At present, the Company has 21 branches in Beijing, Shenzhen and other cities and 7 holding aviation subsidiaries, including Xiamen Airlines. Establishment of branches and subsidiaries could better coordinate resources including local markets, airports, large customers, channels and media, and supply transiting customers to the hubs. Meanwhile, the Company has 6 bases, 21 domestic offices and 53 overseas offices in all continents. The Company has formed a comprehensive sales network with branches, holding subsidiaries, regional marketing centers and offices.

To sum up, the Company has good market reserve for the projects funded by the proceeds.

- III-8 -

APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF CURRENT RETURNS AND REMEDIAL MEASURES OF THE NON-PUBLIC ISSUANCE OF SHARES

V.	MEASURES TO BE TAKEN TO COPE WITH DILUTION OF SPOT RETURN BY THE ISSUANCE

(I)	The Operating Conditions and the Development Trends of the Company’s Existing Business Segments, the Main Risks Faced and Improvement Measures

1.	The operating conditions and the development trends of Company’s existing business segments

As of 31 December 2022, the Company has operated 894 passenger and cargo transport aircraft of various types. In 2022, the passenger traffic volume of the Company ranked first among domestic airlines. The Company has also recorded aviation safety year for 23 consecutive years, continuing to maintain the best safety record among China’s airlines. The Company has striven to build two comprehensive international hubs in Guangzhou and Beijing, and a network-based airlines has gradually taken shape. In 2022, the Company has focused on improving the market control in the Greater Bay Area, actively striven for new time slot resources, and taken the lead in the domestic market share in Guangzhou, Shenzhen, Zhuhai and Huizhou cities. It has made positive contributions to the construction of a world-class urban cluster and an international technological innovation center in the Guangdong-Hong Kong-Macao Greater Bay Area, and to support the construction of the “Belt and Road”. The Company was approved to enter the Beijing Daxing Airport as the main base airline, to build a high-quality Beijing hub, continue to optimize the Company’s Daxing Airport time slots, and increase the number of high-yield flights originating from the Beijing hub. In 2022, the Company’s market share in the Daxing Airport exceeded 50%, becoming the largest main base airline, providing favorable conditions and resources for the construction of Beijing hub. The Company will continue to comprehensively advance the strategic layout of the “dual hubs”, further improve its institutional mechanisms and supporting resources to form a new development layout with “Guangzhou Hub in the south and Beijing Hub in the north”.

2.	The main risks faced by the Company and the countermeasures

(1)

Aviation fuel price fluctuation risk. The jet fuel cost is one of the most major expenditure for an airline company. Both the fluctuation in the international crude oil prices and the adjustment of domestic fuel prices by the NDRC has big impact on the operation and profit of the Company. Although the Company has adopted various oil saving measures to reduce aviation oil consumption, possible significant fluctuation of international oil price in the future may still impose relatively great impact on the Company’s business performance. In response to the above risks, the Company has adopted various oil saving measures to control the unit fuel cost and reduce the fuel consumption.

- III-9 -

APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF CURRENT RETURNS AND REMEDIAL MEASURES OF THE NON-PUBLIC ISSUANCE OF SHARES

(2)

Safety risk. Flight safety is the prerequisite and foundation for the normal operation of the airlines. Adverse weather, mechanical failure, human error, aircraft defects as well as other force majeure incidents may have effect on the flight safety. With large-scale aircraft fleet and more cross-location, overnight and international operations, the Company faces certain challenges in its safety operation. In case of any flight accident, it will have an adverse effect on the normal operation of the Company and its reputation. In response to the above risks, the Company has built a relatively comprehensive safety management system, with a coverage of all aspects of production, operations and management. The Company considered the risk management as the core of its safety management system and actively prevents and controls such risks.

(3)

Competition risk. As the domestic aviation market is gradually opened, domestic airlines not only compete fiercely in terms of products, prices, services, routes, flight slots, fleet configuration, cost control, and quality management, but also face the challenges of international aviation giants. The Company has ranked first among Chinese airlines for many consecutive years in terms of passenger traffic, and possesses unique advantages in fleet size, route network, number of routes, flight frequency, management and control, and resource coordination capabilities. The issuance of A Shares to the specific entities will further enhance the risk resistance capacity and core competitiveness of the Company, but if the market competition intensifies in the domestic aviation industry, the Company will still face greater competition risks. In response to the above risks, the Company will continue to enhance competitiveness, improve route network layout, enhance the level of management, and increase the efficiency of resource allocation and quality of services.

(II)	Specific Measures to Improve the Company’s Daily Operation Efficiency, Reduce the Company’s Operating Costs, and Improve the Company’s Operation Performance

1.	Regulate the management of raised funds, and ensure the rational use of funds raised

In order to regulate the management and use of the raised funds, the Company has, according to the No. 2 Regulatory Guidance on Listed Companies – Regulatory Requirements for Management and Use of Raised Funds of Listed Companies and many other laws and regulations, established Raised Funds Management System, to set out detailed provisions for deposit, management and use of the raised funds and any change in the raised funds for investment. At the same time, the Company will also establish a special account for funds to be raised from this issuance to specific entities, and sign a three-party regulatory agreement as to this fund raising with the opening bank and the sponsor, so that the raised funds will be under the common management by the sponsor, the opening bank and the Company to ensure the reasonable and compliant use of funds raised.

- III-10 -

APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF CURRENT RETURNS AND REMEDIAL MEASURES OF THE NON-PUBLIC ISSUANCE OF SHARES

2.	Adhere to the overall idea of high-quality development to steadily improve performance of the Company

The Company will take advantage of the favorable opportunity of the recovery of the civil aviation industry, and in line with the development of the industry and direction of policy, proactively adjust its operating strategies, make every effort to respond to the operation, and take multiple measures to improve efficiency. At the same time, it will steadily improve the Company’s operation efficiency and service quality, strengthen safety management, and continuously improve the comprehensive market competitiveness of the Company, thus steadily improving the performance of the Company and bring good returns for Shareholders.

3.	Continue to improve the corporate governance structure to control management and operational risk

Since its listing, the Company, in accordance with the requirements of the Company Law, Securities Law, Governance Guidelines of Listed Company and other relevant laws, regulations and normative documents, continuously improves the corporate governance structure and strengthens internal control system to ensure that Board of Directors, Board of Supervisors and Management to effectively exercise their functions and powers, and strictly control management and operation risks while effectively make decisions, thus effectively protecting the interests of investors, especially the legitimate rights and interests of small and medium sized Shareholders.

At the same time, the Company reminds investors that the Company develops measures to make up the returns is not equal to a guarantee of the Company’s future profits; that investors shall not make investment decisions accordingly; and that the Company is not liable for any losses caused due to any investment decisions so made.

VI.

THE COMPANY’S CONTROLLING SHAREHOLDER, DIRECTORS AND SENIOR MANAGEMENT PERSONNEL MAKE UNDERTAKINGS TO RESPOND TO THIS ISSUANCE OF SHARES TO SPECIFIC ENTITIES, SO THAT MEASURES TO MAKE UP THE DILUTED SPOT RETURNS CAN BE ACTUALLY FULFILLED

In order to ensure that the Company’s measures for making up the diluted spot returns after the completion of the issuance can be effectively fulfilled, the directors and senior management personnel of the Company make the following commitments in accordance with the relevant provisions of CSRC:

“1.	I undertake not to send benefits to other units or individuals without gratuitous or unfair conditions, nor in any other way to damage the interests of the Company.

2.	I undertake to restrict my own position consumption behaviors.

- III-11 -

APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF CURRENT RETURNS AND REMEDIAL MEASURES OF THE NON-PUBLIC ISSUANCE OF SHARES

3.	I undertake not to use the Company’s assets to engage in investment or consumption activities that are unrelated to my duties.

4.

I undertake that the remuneration system established by the Board of Directors or the Remuneration and Evaluation Committee is linked to the implementation of the Company’s measures to make up the returns.

5.

I undertake that if the Company plans to implement equity incentives in the future, the conditions of exercise of the Company’s equity incentive to be announced will be linked to the implementation of the Company’s measures to make up the returns.

6.

If, during the period from the date after the issuance of these Undertakings to the date prior to the completion of the implementation of this issuance of A Shares and H Shares to specific entities, CSRC releases any new regulatory requirements related to the measures to make up the returns and any other new regulatory measures it undertakes, and the above undertakings cannot meet the requirements of CSRC, I undertake that I will, in accordance with the latest requirements of CSRC, make additional and supplementary undertakings then.

7.

I undertake to actually fulfill the Company’s any relevant measures to make up the returns and any undertakings I have made related to such measures. If I violate such undertakings and cause any losses to the Company or investors, I am willing to bear the liability for giving compensations in accordance with the laws.”

At the same time, the controlling Shareholder of the Company, in accordance with the relevant provisions of CSRC, makes the following undertakings to ensure the Company’s measures to make up the returns can be effectively fulfilled:

“1.

As the Company’s controlling Shareholder, CSAH will strictly comply with laws and regulations and the relevant regulatory rules of CSRC and Shanghai Stock Exchange and will not exceed its authority to interfere in the Company’s operation and management activities, nor encroach on the interests of the Company.

2.

If, during the period from the date after the issuance of these Undertakings to the date prior to the completion of the implementation of issuance of A shares and H shares of the Company to specific entities, CSRC releases any new regulatory requirements related to the measures to make up the returns and any other new regulatory measures it undertakes, and the said undertakings cannot meet the requirements of CSRC, CSAH undertakes that it will, in accordance with the latest requirements of CSRC, make additional and complementary undertakings then.

3.

CSAH undertakes to actually fulfil the Company’s any relevant measures to make up the returns and any undertakings it has made related to such measures. If it violates such undertakings and causes any losses to the Company or investors, it is willing to bear the liability for giving compensations to the Company or investors in accordance with the laws.

- III-12 -

APPENDIX III	STATEMENT ON RISK WARNINGS ON DILUTION OF CURRENT RETURNS AND REMEDIAL MEASURES OF THE NON-PUBLIC ISSUANCE OF SHARES

As one of the main related responsible bodies of measures to make up returns, if CSAH is or will be in violation of, or refuses or will refuse to fulfill, the above undertakings, CSAH agrees hereby CSRC, Shanghai Stock Exchange and other securities regulatory authorities to, in accordance with the relevant provisions and rules enacted or released by them, impose any relevant punishments or take regulatory measures.

- III-13 -

APPENDIX IV	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTERESTS OF DIRECTORS, CHIEF EXECUTIVE AND SUPERVISORS

As at the Latest Practicable Date, none of the Directors, chief executive or Supervisors and their respective associates had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which were taken or deemed to have under such provisions of the SFO), or were required to be recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers in Appendix 10 of the Listing Rules.

None of the Directors, chief executive or Supervisors of the Company and their respective associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder of the Company.

As at the Latest Practicable Date, Mr. Han Wen Sheng (Director of the Company) and Mr. Luo Lai Jun (Director of the Company) were also senior management of CSAH, a company which has an interest or short position in the Shares or underlying Shares which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO.

3.	MATERIAL LITIGATION

No member of the Group was engaged in any litigation or claims of material importance, and no such litigation or claim of material importance was known to the Directors to be pending or threatened by or against any members of the Group, as at the Latest Practicable Date.

4.	DIRECTORS’ AND SUPERVISORS’ INTERESTS

(a)

None of the Directors or Supervisors has any direct or indirect interest in any assets which have been, since 31 December 2022, the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by, or leased to, any member of the Group.

(b)

None of the Directors or Supervisors was materially interested in any contract or arrangement subsisting as at the Latest Practicable Date and which was significant in relation to the business of the Group.

APPENDIX IV	GENERAL INFORMATION

5.	SERVICE CONTRACTS

None of the Directors has any existing or proposed service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

6.	MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors confirmed that there was not any material adverse change in the financial or trading position of the Group since 31 December 2022, the date to which the latest published audited consolidated accounts of the Group were made up.

7.	QUALIFICATION AND CONSENT OF EXPERT

The following is the qualification of the expert who has given opinion or advice, which are contained or referred to in this circular:

Name	Qualifications

Octal Capital Limited	a corporation licensed to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO

As at the Latest Practicable Date, Octal Capital Limited had no shareholding interest in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities of any member of the Group.

As at the Latest Practicable Date, Octal Capital Limited was not interested, directly or indirectly, in any assets which had since 31 December 2022 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to any member of the Group or which are proposed to be acquired or disposed of by or leased to any member of the Group.

Octal Capital Limited has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter/report on the same date and references to its name in the form and context in which it appears.

8.	DOCUMENTS ON DISPLAY

Copies of the Share Subscription Agreements will be available on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com) from the date of this circular and for a reasonable period of time (not less than 14 days).

NOTICES OF THE EXTRAORDINARY GENERAL MEETING AND THE CLASS MEETINGS

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

NOTICE OF CLASS MEETING FOR HOLDERS OF A SHARES

NOTICE OF CLASS MEETING FOR HOLDERS OF H SHARES

NOTICE IS HEREBY GIVEN that the second extraordinary general meeting of 2023 (the “EGM”) of China Southern Airlines Company Limited (the “Company”) will be held at No. 3301 Conference Room, 33/F, China Southern Air Building, No. 68 Qixin Road, Baiyun District, Guangzhou, Guangdong Province, the PRC at 9:00 a.m. on Thursday, 3 August 2023 for the following purposes. Unless otherwise indicated, capitalised terms used in this notice shall have the same meanings as those defined in the circular of the Company dated 19 June 2023 (the “Circular”).

NOTICE IS HEREBY ALSO GIVEN that the following meetings of the Company will be held at No. 3301 Conference Room, 33/F, China Southern Air Building, No. 68 Qixin Road, Baiyun District, Guangzhou, Guangdong Province, the PRC on Thursday, 3 August 2023:

(1)	the class meeting for holders of A Shares (“A Shares”) of the Company will be held immediately after the conclusion of the EGM or any adjournment thereof; and

(2)	the class meeting for holders of H Shares (“H Shares”) of the Company will be held immediately after the conclusion of the class meeting for holders of A Shares or any adjournment thereof.

These meetings are to be held for the following purposes:

EGM

AS ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as ordinary resolutions:

1.	Resolution regarding the Satisfaction of the Conditions of the Issue of A Shares to Specific Entities by the Company;

2.

Resolution regarding the Feasibility Report on the Use of Proceeds from the Issue of A Shares to Specific Entities by the Company. Details of this resolution are set out in Appendix II to the Circular;

3.	Resolution regarding the Report on Use of Proceeds from the Previous Fund Raising Activities. Details of this resolution are set out in Appendix I to the Circular;

- EGM-1 -

NOTICES OF THE EXTRAORDINARY GENERAL MEETING AND THE CLASS MEETINGS

4.

Resolution regarding the Impacts of Dilution of Current Returns of the Issue of Shares to Specific Entities and the Remedial Returns Measures and the Undertakings from Controlling Shareholder, Directors and Senior Management of the Company on the Relevant Measures. Details of this resolution are set out in Appendix III to the Circular;

AS SPECIAL RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as special resolutions:

5.

Resolution regarding the Demonstration and Analysis Report relating to the Company’s Plan on Issue of Shares to Specific Entities. Details of this resolution are set out in the overseas regulatory announcement of the Company dated 31 May 2023 published on the website of The Stock Exchange of Hong Kong Limited;

6.00. Resolution regarding the Proposal of the Issue of A Shares to Specific Entities by the Company;

6.01	Types of Shares to be issued and the nominal value

The type of Shares to be issued to specific entities are domestic-listed RMB ordinary shares (A Shares) with a nominal value of RMB1.00 each.

6.02	Issue method and period

The A Shares will be issued by way of issuance to specific entities. The Company will choose the appropriate time to issue within the valid period as approved by the Shanghai Stock Exchange and approved for registration by the China Securities Regulatory Commission (hereinafter referred to as “CSRC”).

6.03	Subscribers and subscription method

The subscribers of this issue of A Shares to specific entities are not more than 35 (including 35) specific investors, including China Southern Air Holding Company Limited (hereinafter referred to as “CSAH”), the controlling shareholder of the Company. Among them, CSAH intends to subscribe in cash shares of this issuance in the amount of not less than RMB5,000 million (including RMB5,000 million) and not more than RMB10,000 million (including RMB10,000 million).

The other specific investors (other than CSAH) include securities investment and fund management companies, securities companies, trust companies, financial companies, insurance institutional investors, qualified foreign institutional investors, and other domestic legal entity investors, natural person or other qualified investors that satisfy the requirements of CSRC. Securities investment and fund management company, securities company, qualified foreign institutional investor and Renminbi qualified foreign institutional investor subscribing through more than two products under their management shall be regarded as one subscriber. Trust companies, as the subscribers under the issuance, are limited to use their own funds to subscribe.

- EGM-2 -

NOTICES OF THE EXTRAORDINARY GENERAL MEETING AND THE CLASS MEETINGS

The other specific investors (other than CSAH) for the issue of A Shares to specific entities are yet to be identified, and will be determined by the Board or its authorised person(s) within the authorisation of the general meeting and upon discussions with the sponsor (the lead underwriter) based on the subscription quotations in accordance with the relevant laws and regulations and the requirements of regulatory authorities after the issuance has been reviewed and approved by the Shanghai Stock Exchange and approved by the CSRC for registration.

As CSAH is the controlling shareholder of the Company, its proposed participation in the subscription of this issuance of Shares to specific entities constitutes a connected transaction with the Company. The Company will strictly follow the approval and disclosure procedures with respect to connected transactions in accordance with laws and regulations and internal rules.

All subscribers will subscribe for the Shares under this share issuance in cash and at the same price.

6.04	Price benchmark date, issue price and pricing method

The price benchmark date for this issuance of A Shares to specific entities shall be the first day of the issuance period of this issuance of A Shares to specific entities. The issue price of this issuance of A Shares to specific entities shall be not less than the higher of 80% of the average trading price of the A Shares in the 20 trading days immediately prior to the price benchmark date, and the latest audited net asset value per Share attributable to equity shareholders of the Company prior to the issuance (rounded up to the nearest two decimal places). Where there are any ex-right or ex-dividend events, including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve, during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of Shares, the abovementioned audited net asset value per Share shall be adjusted accordingly.

The average trading price of the A Shares in the 20 trading days preceding the price benchmark date equals to the total trading amount of A Shares traded in the 20 trading days preceding the price benchmark date divided by the total volume of A Shares traded in the 20 trading days preceding the price benchmark date. Where there are ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the price benchmark date to the date of issuance of Shares, the issue price of this issuance of A Shares to specific entities shall be adjusted accordingly.

Based on the above subscription base price, the final issue price will be determined by the Board or its authorised person(s) within the authorisation of the general meeting upon discussions with the sponsor (the lead underwriter) based on the subscription quotations in accordance with the relevant laws and regulations and the requirements of regulatory authorities after this issuance of A Shares has been reviewed and approved by the Shanghai Stock Exchange and approved by the CSRC for registration.

- EGM-3 -

NOTICES OF THE EXTRAORDINARY GENERAL MEETING AND THE CLASS MEETINGS

CSAH will not participate in the bidding process in relation to the price determination of this issuance, but undertakes to accept the bidding results and to subscribe for Shares of this issuance at the same price with other subscribers. If no one bids or the issue price cannot be determined by bidding process, CSAH will continue to participate in the subscription at the subscription base price (the higher of 80% of the average trading price of the A Shares in the 20 trading days immediately prior to the price benchmark date, and the latest audited net asset value per Share attributable to equity shareholders of the Company prior to the issuance).

6.05	Number of shares to be issued

The number of A Shares to be issued under this issuance to specific entities shall be calculated by dividing the total raised proceeds by the issue price, and shall not exceed 30% of the total share capital of the Company prior to the issuance, being not more than 5,436,269,319 Shares (including 5,436,269,319 Shares). In case of ex-right or ex-dividend events including distribution of dividend, bonus issue and transfer to share capital from capital reserve or other events leading to changes to the total share capital of the Company during the period from the resolution announcement date of the meeting of the board of directors regarding this issuance to the date of issuance, the number and maximum number of A Shares to be issued under this A Share issuance shall be adjusted accordingly. The final number of A Shares to be issued will be determined by the board of directors of the Company or its authorised person(s) within the authorisation of the general meeting upon discussions with the sponsor (the lead underwriter) based on the actual subscription circumstances after the application for this issuance has been reviewed and approved by the Shanghai Stock Exchange and approved by the CSRC for registration.

6.06	Lock-up period

CSAH undertakes not to transfer the A Shares subscribed by it from this subscription within 36 months from the completion date of this issue of A Shares to specific entities. A Shares to be subscribed by other subscribers shall not be transferred within 6 months from the completion date of the issuance thereof.

The same lock-up requirement is applicable for the Shares subsequently obtained due to distribution of share dividend, transfer to share capital from capital reserve and rights issue by the Company during the lock-up period. Upon expiration of the said lock-up period, it shall be implemented in accordance with the requirements of the CSRC and the Shanghai Stock Exchange.

If the CSRC or the Shanghai Stock Exchange has new regulations or requirements for the above-mentioned lock-up period arrangement, the above-mentioned lock-up period arrangement will be revised and implemented in accordance with the regulations or requirements of the regulatory authorities.

- EGM-4 -

NOTICES OF THE EXTRAORDINARY GENERAL MEETING AND THE CLASS MEETINGS

6.07	Proceeds raised and the use of proceeds

The total funds to be raised from this issue of A Shares to specific entities shall be not more than RMB17,500 million (including RMB17,500 million) and after deduction of expenses of issuance will all be utilised in the projects as follows:

				Maximum
		Total		Amount of
		Investment		Proceeds to
		Amount		be Used
Serial No.	Project Name	(RMB0’000)		(RMB0’000)
1.	Procurement of 50 Aircraft	4,446,200	[1]	1,225,000
2.	Supplement the general working capital	525,000		525,000
Total		4,971,200		1,750,000

If the actual proceeds to be raised in cash from this issue of Shares (after deduction of relevant expenses for the issuance) are less than the aggregate amount of the proceeds proposed to be invested in the aforementioned projects, the Company will adjust the proceeds utilisation arrangement including the priority of the investment and the specific investment amount of each project according to the actual net proceeds raised, subject to the compliance with the relevant laws and regulations and according to the priorities of the projects. Any shortfall of proceeds shall be made up by the Company by utilising self-raised funds.

In order to ensure the smooth progress of the investment projects and protect the interests of all shareholders of the Company, before the actual receipt of the proceeds to be raised from this issuance, the Company will, depending on the actual situations of the progress of the projects, finance these projects by self-owned funds or self-raised funds, which will be replaced once the proceeds raised have been received.

6.08	Place of listing

The A Shares issued under this issue of A Shares to specific entities will be listed and traded on the Shanghai Stock Exchange after the expiry of the lock-up period.

6.09	The arrangement for the distribution of undistributed profits accumulated before the issue of A Shares to specific entities

The Company’s undistributed profits accumulated prior to the issuance shall be shared by all the shareholders of the Company, pro-rata to their respective shareholding in the Company, upon completion of the issuance.

[1]	Converted at the exchange rate of US$1: RMB6.97

- EGM-5 -

NOTICES OF THE EXTRAORDINARY GENERAL MEETING AND THE CLASS MEETINGS

6.10	Validity period of this resolution regarding the issue of A Shares to specific entities

This resolution shall be effective for a period of 12 months from the date of approval of the resolution with respect to this issue of A Shares to specific entities at the general meeting of the Company.

7.

Resolution regarding the Preliminary Proposal of the Issue of A Shares to Specific Entities by the Company. Details of this resolution are set out in the overseas regulatory announcement of the Company dated 31 May 2023 published on the website of The Stock Exchange of Hong Kong Limited;

8.	Resolution regarding the Connected Transactions Involved in the Issue of A Shares to Specific Entities by the Company;

9.	Resolution regarding the Connected Transactions involved in the Issue of H Shares to Specific Entity by the Company;

10.

Resolution regarding the Conditional Subscription Agreement in relation to the Subscription of A Shares under the Issue of A Shares to Specific Entities by China Southern Airlines Company Limited Entered into between the Company and the Specific Entity;

11.

Resolution regarding the Conditional Subscription Agreement in relation to the Subscription of the H Shares under the Issue of H Shares to Specific Entity by China Southern Airlines Company Limited Entered into between the Company and the Specific Entity;

12.

Resolution regarding the Board or the Authorised Person(s) thereof being Authorised to Amend the Relevant Articles of the Articles of Association of China Southern Airlines Company Limited upon Completion of the Issue of Shares to Specific Entities; and

13.

Resolution regarding the Board or the Authorised Person(s) thereof being Authorised by the General Meeting with Full Power to Deal with All Matters relating to the Issue of A Shares to Specific Entities and the Issue of H Shares to Specific Entities.

MEETING FOR HOLDERS OF A SHARES

AS SPECIAL RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as special resolutions:

1.00	Resolution regarding the Proposal of the Issue of A Shares to Specific Entities by the Company;

1.01	Types of Shares to be issued and the nominal value

The type of Shares to be issued to specific entities are domestic-listed RMB ordinary shares (A Shares) with a nominal value of RMB1.00 each.

- EGM-6 -

NOTICES OF THE EXTRAORDINARY GENERAL MEETING AND THE CLASS MEETINGS

1.02	Issue method and period

The A Shares will be issued by way of issuance to specific entities. The Company will choose the appropriate time to issue within the valid period as approved by the Shanghai Stock Exchange and approved for registration by the China Securities Regulatory Commission (hereinafter referred to as “CSRC”).

1.03	Subscribers and subscription method

The subscribers of this issue of A Shares to specific entities are not more than 35 (including 35) specific investors, including China Southern Air Holding Company Limited (hereinafter referred to as “CSAH”), the controlling shareholder of the Company. Among them, CSAH intends to subscribe in cash shares of this issuance in the amount of not less than RMB5,000 million (including RMB5,000 million) and not more than RMB10,000 million (including RMB10,000 million).

The other specific investors (other than CSAH) include securities investment and fund management companies, securities companies, trust companies, financial companies, insurance institutional investors, qualified foreign institutional investors, and other domestic legal entity investors, natural person or other qualified investors that satisfy the requirements of CSRC. Securities investment and fund management company, securities company, qualified foreign institutional investor and Renminbi qualified foreign institutional investor subscribing through more than two products under their management shall be regarded as one subscriber. Trust companies, as the subscribers under the issuance, are limited to use their own funds to subscribe.

The other specific investors (other than CSAH) for the issue of A Shares to specific entities are yet to be identified, and will be determined by the Board or its authorised person(s) within the authorisation of the general meeting and upon discussions with the sponsor (the lead underwriter) based on the subscription quotations in accordance with the relevant laws and regulations and the requirements of regulatory authorities after the issuance has been reviewed and approved by the Shanghai Stock Exchange and approved by the CSRC for registration.

As CSAH is the controlling shareholder of the Company, its proposed participation in the subscription of this issuance of Shares to specific entities constitutes a connected transaction with the Company. The Company will strictly follow the approval and disclosure procedures with respect to connected transactions in accordance with laws and regulations and internal rules.

All subscribers will subscribe for the Shares under this share issuance in cash and at the same price.

- EGM-7 -

NOTICES OF THE EXTRAORDINARY GENERAL MEETING AND THE CLASS MEETINGS

1.04	Price benchmark date, issue price and pricing method

The price benchmark date for this issuance of A Shares to specific entities shall be the first day of the issuance period of this issuance of A Shares to specific entities. The issue price of this issuance of A Shares to specific entities shall be not less than the higher of 80% of the average trading price of the A Shares in the 20 trading days immediately prior to the price benchmark date, and the latest audited net asset value per Share attributable to equity shareholders of the Company prior to the issuance (rounded up to the nearest two decimal places). Where there are any ex-right or ex-dividend events, including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve, during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of Shares, the abovementioned audited net asset value per Share shall be adjusted accordingly.

The average trading price of the A Shares in the 20 trading days preceding the price benchmark date equals to the total trading amount of A Shares traded in the 20 trading days preceding the price benchmark date divided by the total volume of A Shares traded in the 20 trading days preceding the price benchmark date. Where there are ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the price benchmark date to the date of issuance of Shares, the issue price of this issuance of A Shares to specific entities shall be adjusted accordingly.

Based on the above subscription base price, the final issue price will be determined by the Board or its authorised person(s) within the authorisation of the general meeting upon discussions with the sponsor (the lead underwriter) based on the subscription quotations in accordance with the relevant laws and regulations and the requirements of regulatory authorities after this issuance of A Shares has been reviewed and approved by the Shanghai Stock Exchange and approved by the CSRC for registration.

CSAH will not participate in the bidding process in relation to the price determination of this issuance, but undertakes to accept the bidding results and to subscribe for Shares of this issuance at the same price with other subscribers. If no one bids or the issue price cannot be determined by bidding process, CSAH will continue to participate in the subscription at the subscription base price (the higher of 80% of the average trading price of the A Shares in the 20 trading days immediately prior to the price benchmark date, and the latest audited net asset value per Share attributable to equity shareholders of the Company prior to the issuance).

1.05	Number of shares to be issued

The number of A Shares to be issued under this issuance to specific entities shall be calculated by dividing the total raised proceeds by the issue price, and shall not exceed 30% of the total share capital of the Company prior to the issuance, being not more than 5,436,269,319 Shares (including 5,436,269,319 Shares). In case of ex-right or ex-dividend events including distribution of dividend, bonus issue and transfer to share capital from capital reserve or other events leading to changes to the total share capital of the Company during the period from the resolution announcement date of the meeting of the board of directors regarding this issuance to the date of issuance, the number and maximum number of A Shares to be issued under this A Share issuance shall be adjusted accordingly. The final number of A Shares to be issued will be determined by the board of directors of the Company or its authorised person(s) within the authorisation of the general meeting upon discussions with the sponsor (the lead underwriter) based on the actual subscription circumstances after the application for this issuance has been reviewed and approved by the Shanghai Stock Exchange and approved by the CSRC for registration.

- EGM-8 -

NOTICES OF THE EXTRAORDINARY GENERAL MEETING AND THE CLASS MEETINGS

1.06	Lock-up period

CSAH undertakes not to transfer the A Shares subscribed by it from this subscription within 36 months from the completion date of this issue of A Shares to specific entities. A Shares to be subscribed by other subscribers shall not be transferred within 6 months from the completion date of the issuance thereof.

The same lock-up requirement is applicable for the Shares subsequently obtained due to distribution of share dividend, transfer to share capital from capital reserve and rights issue by the Company during the lock-up period. Upon expiration of the said lock-up period, it shall be implemented in accordance with the requirements of the CSRC and the Shanghai Stock Exchange.

If the CSRC or the Shanghai Stock Exchange has new regulations or requirements for the above-mentioned lock-up period arrangement, the above-mentioned lock-up period arrangement will be revised and implemented in accordance with the regulations or requirements of the regulatory authorities.

1.07	Proceeds raised and the use of proceeds

The total funds to be raised from this issue of A Shares to specific entities shall be not more than RMB17,500 million (including RMB17,500 million) and after deduction of expenses of issuance will all be utilised in the projects as follows:

		Total Investment Amount		Maximum Amount of Proceeds to be Used
Serial No.	Project Name	(RMB0’000)		(RMB0’000)
1.	Procurement of 50 Aircraft	4,446,200	[1]	1,225,000
2.	Supplement the general working capital	525,000		525,000
Total		4,971,200		1,750,000

If the actual proceeds to be raised in cash from this issue of Shares (after deduction of relevant expenses for the issuance) are less than the aggregate amount of the proceeds proposed to be invested in the aforementioned projects, the Company will adjust the proceeds utilisation arrangement including the priority of the investment and the specific investment amount of each project according to the actual net proceeds raised, subject to the compliance with the relevant laws and regulations and according to the priorities of the projects. Any shortfall of proceeds shall be made up by the Company by utilising self-raised funds.

[1]	Converted at the exchange rate of US$1: RMB6.97

- EGM-9 -

NOTICES OF THE EXTRAORDINARY GENERAL MEETING AND THE CLASS MEETINGS

In order to ensure the smooth progress of the investment projects and protect the interests of all shareholders of the Company, before the actual receipt of the proceeds to be raised from this issuance, the Company will, depending on the actual situations of the progress of the projects, finance these projects by self-owned funds or self-raised funds, which will be replaced once the proceeds raised have been received.

1.08	Place of listing

The A Shares issued under this issue of A Shares to specific entities will be listed and traded on the Shanghai Stock Exchange after the expiry of the lock-up period.

1.09	The arrangement for the distribution of undistributed profits accumulated before the issue of A Shares to specific entities

The Company’s undistributed profits accumulated prior to the issuance shall be shared by all the shareholders of the Company, pro-rata to their respective shareholding in the Company, upon completion of the issuance.

1.10	Validity period of this resolution regarding the issue of A Shares to specific entities

This resolution shall be effective for a period of 12 months from the date of approval of the resolution with respect to this issue of A Shares to specific entities at the general meeting of the Company.

2.

Resolution regarding the Preliminary Proposal of the Issue of A Shares to Specific Entities by the Company. Details of this resolution are set out in the overseas regulatory announcement of the Company dated 31 May 2023 published on the website of The Stock Exchange of Hong Kong Limited;

3.	Resolution regarding the Connected Transactions Involved in the Issue of A Shares to Specific Entities by the Company; and

4.

Resolution regarding the Conditional Subscription Agreement in relation to the Subscription of the A Shares under the Issue of A Shares to Specific Entities by China Southern Airlines Company Limited Entered into between the Company and the Specific Entity.

- EGM-10 -

NOTICES OF THE EXTRAORDINARY GENERAL MEETING AND THE CLASS MEETINGS

MEETING FOR HOLDERS OF H SHARES

AS SPECIAL RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as special resolutions:

1.00	Resolution regarding the Proposal of the Issue of A Shares to Specific Entities by the Company;

1.01	Types of Shares to be issued and the nominal value

The type of Shares to be issued to specific entities are domestic-listed RMB ordinary shares (A Shares) with a nominal value of RMB1.00 each.

1.02	Issue method and period

The A Shares will be issued by way of issuance to specific entities. The Company will choose the appropriate time to issue within the valid period as approved by the Shanghai Stock Exchange and approved for registration by the China Securities Regulatory Commission (hereinafter referred to as “CSRC”).

1.03	Subscribers and subscription method

The subscribers of this issue of A Shares to specific entities are not more than 35 (including 35) specific investors, including China Southern Air Holding Company Limited (hereinafter referred to as “CSAH”), the controlling shareholder of the Company. Among them, CSAH intends to subscribe in cash shares of this issuance in the amount of not less than RMB5,000 million (including RMB5,000 million) and not more than RMB10,000 million (including RMB10,000 million).

The other specific investors (other than CSAH) include securities investment and fund management companies, securities companies, trust companies, financial companies, insurance institutional investors, qualified foreign institutional investors, and other domestic legal entity investors, natural person or other qualified investors that satisfy the requirements of CSRC. Securities investment and fund management company, securities company, qualified foreign institutional investor and Renminbi qualified foreign institutional investor subscribing through more than two products under their management shall be regarded as one subscriber. Trust companies, as the subscribers under the issuance, are limited to use their own funds to subscribe.

The other specific investors (other than CSAH) for the issue of A Shares to specific entities are yet to be identified, and will be determined by the Board or its authorised person(s) within the authorisation of the general meeting and upon discussions with the sponsor (the lead underwriter) based on the subscription quotations in accordance with the relevant laws and regulations and the requirements of regulatory authorities after the issuance has been reviewed and approved by the Shanghai Stock Exchange and approved by the CSRC for registration.

- EGM-11 -

NOTICES OF THE EXTRAORDINARY GENERAL MEETING AND THE CLASS MEETINGS

As CSAH is the controlling shareholder of the Company, its proposed participation in the subscription of this issuance of Shares to specific entities constitutes a connected transaction with the Company. The Company will strictly follow the approval and disclosure procedures with respect to connected transactions in accordance with laws and regulations and internal rules.

All subscribers will subscribe for the Shares under this share issuance in cash and at the same price.

1.04	Price benchmark date, issue price and pricing method

The price benchmark date for this issuance of A Shares to specific entities shall be the first day of the issuance period of this issuance of A Shares to specific entities. The issue price of this issuance of A Shares to specific entities shall be not less than the higher of 80% of the average trading price of the A Shares in the 20 trading days immediately prior to the price benchmark date, and the latest audited net asset value per Share attributable to equity shareholders of the Company prior to the issuance (rounded up to the nearest two decimal places). Where there are any ex-right or ex-dividend events, including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve, during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of Shares, the abovementioned audited net asset value per Share shall be adjusted accordingly.

The average trading price of the A Shares in the 20 trading days preceding the price benchmark date equals to the total trading amount of A Shares traded in the 20 trading days preceding the price benchmark date divided by the total volume of A Shares traded in the 20 trading days preceding the price benchmark date. Where there are ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the price benchmark date to the date of issuance of Shares, the issue price of this issuance of A Shares to specific entities shall be adjusted accordingly.

Based on the above subscription base price, the final issue price will be determined by the Board or its authorised person(s) within the authorisation of the general meeting upon discussions with the sponsor (the lead underwriter) based on the subscription quotations in accordance with the relevant laws and regulations and the requirements of regulatory authorities after this issuance of A Shares has been reviewed and approved by the Shanghai Stock Exchange and approved by the CSRC for registration.

CSAH will not participate in the bidding process in relation to the price determination of this issuance, but undertakes to accept the bidding results and to subscribe for Shares of this issuance at the same price with other subscribers. If no one bids or the issue price cannot be determined by bidding process, CSAH will continue to participate in the subscription at the subscription base price (the higher of 80% of the average trading price of the A Shares in the 20 trading days immediately prior to the price benchmark date, and the latest audited net asset value per Share attributable to equity shareholders of the Company prior to the issuance).

- EGM-12 -

NOTICES OF THE EXTRAORDINARY GENERAL MEETING AND THE CLASS MEETINGS

1.05	Number of shares to be issued

The number of A Shares to be issued under this issuance to specific entities shall be calculated by dividing the total raised proceeds by the issue price, and shall not exceed 30% of the total share capital of the Company prior to the issuance, being not more than 5,436,269,319 Shares (including 5,436,269,319 Shares). In case of ex-right or ex-dividend events including distribution of dividend, bonus issue and transfer to share capital from capital reserve or other events leading to changes to the total share capital of the Company during the period from the resolution announcement date of the meeting of the board of directors regarding this issuance to the date of issuance, the number and maximum number of A Shares to be issued under this A Share issuance shall be adjusted accordingly. The final number of A Shares to be issued will be determined by the board of directors of the Company or its authorised person(s) within the authorisation of the general meeting upon discussions with the sponsor (the lead underwriter) based on the actual subscription circumstances after the application for this issuance has been reviewed and approved by the Shanghai Stock Exchange and approved by the CSRC for registration.

1.06	Lock-up period

CSAH undertakes not to transfer the A Shares subscribed by it from this subscription within 36 months from the completion date of this issue of A Shares to specific entities. A Shares to be subscribed by other subscribers shall not be transferred within 6 months from the completion date of the issuance thereof.

The same lock-up requirement is applicable for the Shares subsequently obtained due to distribution of share dividend, transfer to share capital from capital reserve and rights issue by the Company during the lock-up period. Upon expiration of the said lock-up period, it shall be implemented in accordance with the requirements of the CSRC and the Shanghai Stock Exchange.

If the CSRC or the Shanghai Stock Exchange has new regulations or requirements for the above-mentioned lock-up period arrangement, the above-mentioned lock-up period arrangement will be revised and implemented in accordance with the regulations or requirements of the regulatory authorities.

1.07	Proceeds raised and the use of proceeds

The total funds to be raised from this issue of A Shares to specific entities shall be not more than RMB17,500 million (including RMB17,500 million) and after deduction of expenses of issuance will all be utilised in the projects as follows:

- EGM-13 -

NOTICES OF THE EXTRAORDINARY GENERAL MEETING AND THE CLASS MEETINGS

		Total Investment Amount		Maximum Amount of Proceeds to be Used
Serial No.	Project Name	(RMB0’000)		(RMB0’000)
1.	Procurement of 50 Aircraft	4,446,200	[1]	1,225,000
2.	Supplement the general working capital	525,000		525,000
Total		4,971,200		1,750,000

If the actual proceeds to be raised in cash from this issue of Shares (after deduction of relevant expenses for the issuance) are less than the aggregate amount of the proceeds proposed to be invested in the aforementioned projects, the Company will adjust the proceeds utilisation arrangement including the priority of the investment and the specific investment amount of each project according to the actual net proceeds raised, subject to the compliance with the relevant laws and regulations and according to the priorities of the projects. Any shortfall of proceeds shall be made up by the Company by utilising self-raised funds.

In order to ensure the smooth progress of the investment projects and protect the interests of all shareholders of the Company, before the actual receipt of the proceeds to be raised from this issuance, the Company will, depending on the actual situations of the progress of the projects, finance these projects by self-owned funds or self-raised funds, which will be replaced once the proceeds raised have been received.

1.08	Place of listing

The A Shares issued under this issue of A Shares to specific entities will be listed and traded on the Shanghai Stock Exchange after the expiry of the lock-up period.

1.09	The arrangement for the distribution of undistributed profits accumulated before the issue of A Shares to specific entities

The Company’s undistributed profits accumulated prior to the issuance shall be shared by all the shareholders of the Company, pro-rata to their respective shareholding in the Company, upon completion of the issuance.

1.10	Validity period of this resolution regarding the issue of A Shares to specific entities

This resolution shall be effective for a period of 12 months from the date of approval of the resolution with respect to this issue of A Shares to specific entities at the general meeting of the Company.

[1]	Converted at the exchange rate of US$1: RMB6.97

- EGM-14 -

NOTICES OF THE EXTRAORDINARY GENERAL MEETING AND THE CLASS MEETINGS

2.

Resolution regarding the Preliminary Proposal of the Issue of A Shares to Specific Entities by the Company. Details of this resolution are set out in the overseas regulatory announcement of the Company dated 31 May 2023 published on the website of The Stock Exchange of Hong Kong Limited;

3.	Resolution regarding the Connected Transactions Involved in the Issue of A Shares to Specific Entities by the Company; and

4.

Resolution regarding the Conditional Subscription Agreement in relation to the Subscription of the A Shares under the Issue of A Shares to Specific Entities by China Southern Airlines Company Limited Entered into between the Company and the Specific Entity.

By order of the Board China Southern Airlines Company Limited Chen Wei Hua and Liu Wei Joint Company Secretaries

Guangzhou, the People’s Republic of China

19 June 2023

As at the date of this notice, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non- executive Directors.

Notes:

1.	Persons who are entitled to attend the EGM and the Class Meetings

a.

Holders of H Shares and A Shares whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company, respectively, on Tuesday, 4 July 2023 (“Eligible Shareholders”) or their representatives are entitled to attend the EGM and the Class Meetings after completion of the required registration procedures in accordance with Note 2 “Registration procedures for attending the EGM and the Class Meetings”. Holders of A Shares shall receive a notice separately.

b.	The Directors, Supervisors and senior management of the Company.

c.	Representatives of the professional advisers hired by the Company and special guests invited by the Board.

2.	Registration procedures for attending the EGM and the Class Meetings

a.

Eligible Shareholders who intend to attend the EGM and/or the Class Meetings either in person or by proxy must deliver to the Company on or before Friday, 14 July 2023, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip(s), which is attached to the notices of the EGM and the Class Meetings as Attachment A.

b.

When attending the EGM and the Class Meetings, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the EGM and the Class Meetings shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

- EGM-15 -

NOTICES OF THE EXTRAORDINARY GENERAL MEETING AND THE CLASS MEETINGS

c.

Holders of H Shares who intend to attend the EGM and the Class Meetings must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H Shares, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, at or before 4:30 p.m. on Monday, 3 July 2023.

d.	The register of holders of H Shares will be closed from 4 July 2023 to 3 August 2023 (both days inclusive), during which period no transfer of H Shares will be registered.

3.	Proxies

a.	An Eligible Shareholder has the right to appoint one or more proxies to attend the EGM and the Class Meetings and vote on his/her behalf. A proxy does not need to be a Shareholder.

b.

A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the EGM and the Class Meetings, which is attached to the notices of EGM and the Class Meetings as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorising such attorney to appoint the proxy must be notarised.

c.

To be valid, for holders of A Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the EGM and the Class Meetings must be delivered to the registered address of the Company by no later than 24 hours before the time appointed for the holding of the EGM. To be valid, for holders of H Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the EGM and the Class Meetings, must be lodged with Hong Kong Registrars Limited within the same period of time.

4.	Miscellaneous

a.

The EGM and the Class Meetings are expected to last for not more than one day. Eligible Shareholders (or their proxies) who attend the meeting shall bear their own travelling and accommodation expenses.

b.	The address of the headquarter of the Company is:

China Southern Airlines Building,

No. 68 Qixin Road, Baiyun District,

Guangzhou, Guangdong Province,

The PRC. (Postcode 510403)

Telephone No.: (+86) 20-8611 2480

Facsimile No.: (+86) 20-8665 9040

Website: www.csair.com

Contact person: Mr. Wu

c.

Pursuant to rule 13.39(4) of the Listing Rules, any vote of the shareholders at a general meeting must be taken by poll. Therefore, all resolutions proposed at the EGM and the Class Meetings shall be voted by poll.

d.

(i) China Southern Air Holding Company Limited, Nan Lung Holding Limited, Perfect Lines (Hong Kong) Limited and their associates are required to abstain from voting on the abovementioned resolutions No.1, No. 5 to 11 and No. 13 at the EGM; (ii) China Southern Air Holding Company Limited and its associates are required to abstain from voting on the abovementioned special resolutions No.1 to 4 at the class meeting for holders of A Shares; and (iii) Nan Lung Holding Limited, Perfect Lines (Hong Kong) Limited, and their associates are required to abstain from voting on the abovementioned special resolutions No.1 to 4 at the class meeting for holders of H Shares.

- EGM-16 -